UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2012

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY BUSINESS REPORT

(From January 1, 2012 to September 30, 2012)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1.	Company Overview

Starting in the first quarter of 2011, SK Telecom Co., Ltd. (the “Company” or “SK Telecom”) prepares and reports its financial statements under the International Financial Reporting Standards as adopted for use in Korea (“K-IFRS”). The transition date of the Company and its consolidated subsidiaries to K-IFRS is January 1, 2010 and the adoption date is January 1, 2011. The Company’s quarterly business report for the nine months ended September 30, 2012 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Asset as of Dec. 31, 2011 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication and satellite broadcasting services	420,829	Material
SK Communications Co., Ltd.	Sep. 19, 1996	Internet portal and other Internet information services	319,948	Material
PAXNet Co., Ltd.	May 18, 1999	Database and online information services	33,949
Loen Entertainment, Inc.	Jul. 7, 1982	Music and audio publication	157,104	Material
Stonebridge Cinema Fund	Sep. 30, 2005	Investment partnership	18,506
Commerce Planet Co., Ltd.	Jul. 1, 1997	Information technology and computer services	49,729
SK Broadband Co., Ltd.	Sep. 26, 1997	Multimedia and IP TV services	3,318,699	Material
Broadband Media Co., Ltd.	Aug. 25, 2005	Telemarketing services	90,018	Material
Broadband CS Co., Ltd.	Oct. 1, 1998	Call center operation	6,948
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	48,057
Hwaitec Focus Investment Partnership 2	Dec. 12, 2008	Investment partnership	21,663
Open Innovation Fund	Dec. 22, 2008	Investment partnership	44,716
PS&Marketing Corporation	Apr. 3, 2009	Resale of telecommunication services	289,062	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Call center operation and telemarketing services	43,447
Service Top Co., Ltd.	Jul 1, 2010	Call center operation and telemarketing services	37,165
Network O&S Co., Ltd.	Jul. 1, 2010	Wireless telecommunication services	80,249	Material
Service-In Co., Ltd.	Apr. 4, 2011	Internet services	3,247
BNCP Co., Ltd.	Dec. 7, 2009	Software development	28,631
SK Planet Co., Ltd.	Oct. 5,2011	Platform service	1,677,730	Material
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment	36,810
Sky Property Mgmt., Ltd.	Jun. 20, 2007	Real estate rental	820,639	Material
Shenzhen E-eye High Tech Co., Ltd.	Apr. 1, 2000	Telematics services	23,569
SK China Real Estate Co., Ltd.	Mar. 19, 2009	Real estate investment	295
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Wireless telecommunication services	42,539
SKT Americas, Inc.	Dec. 29, 1995	Management consulting and investment	42,681
YTK Investment Ltd.	Jul. 1, 2010	Investment	51,218	Material
Atlas Investment	Jun. 24, 2011	Investment	50,643	Material
Technology Innovation Partners, L.P.	Jun. 24, 2011	Investment	0
SK Telecom China Fund I L.P.	Sep. 14, 2011	Investment	687

*	Material Subsidiary means a subsidiary with total assets of Won 50 billion or more as of the end of the latest fiscal year.
**	Formerly known as 2nd Benex Focus Investment Fund.

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 11 Euljiro 2-ga, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website:http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless Business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. Since the introduction of services employing LTE technology in July 2011, the telecommunications market for such services has grown as demand for fast data transfer speeds and differentiated services has increased. Having reached over six million LTE subscribers as of October 31, 2012, the Company is solidifying its leadership position in LTE services based on its technology and network operating expertise. The Company is also improving the profitability of its wireless business through efficient capital expenditures and marketing and enhancement of marketing network and products. In the business-to-business area, the Company is selling industry-specific solutions focused on healthcare and education through strategic alliances.

In addition, in order to strengthen our sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products to its customers through PS&Marketing Corporation, one of its subsidiaries. Furthermore, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks (including its CDMA, WCDMA and LTE networks), provides customers with quality network services and provides the Company with technological know-how in network operations.

(2)	Fixed-line Business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. With the adoption of K-IFRS in 2011, our broadband and fixed-line services segment also includes the following services provided by certain other subsidiaries of SK Telecom subject to consolidation under K-IFRS: multimedia services and IP TV services (Broadband Media Co., Ltd.) and telemarketing services (Broadband CS Co., Ltd.).

(3)	Other Businesses

The Company is pursuing customer satisfaction by providing the best service and generating new values in diverse areas in contents delivery, location-based services, media and mobile commerce. In the contents delivery service business, the Company provides high-quality digital contents in its leading mobile contents marketplace, T Store, which had more than 17 million subscribers as of September 2012 and which the Company plans to expand globally.

In the location-based service business, users of the Company’s T-Map Navigation service surpassed 15.3 million as of September 2012. T-Map Navigation provides real time traffic information and various local information. In the media business, the Company provides “Hoppin” service that enables subscribers to access various multimedia contents through personal computers, mobile devices and other digital devices. In the commerce and advertising area, the Company’s 11th Street, which continues to gain market share, is a platform service that connects various sellers and purchasers on-line.

SK Communications Co., Ltd. (“SK Communications”) provides integrated portal services through NATE, social networking services through Cyworld and instant messaging services through NATE-ON. Key sources of revenue for SK Communications are display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and Flash-based multimedia advertising carried on NATE, Cyworld and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. The increased effectiveness of on-line media as an advertising outlet has resulted in a greatly expanded advertiser base, and the increasing variety in the format of advertising has contributed to the growth of display advertising. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers. Contents and other services include sales of on-line items to be used on Cyworld, contents sales and providing certain types of services. Revenues from contents and other services are generated through sales of on-line digital items through fixed-line Cyworld services and revenues generated by usage of mobile Cyworld services, which are shared with mobile phone service operators, as well as revenues from NATE-ON instant messaging, custom decorations for mobile phones, cartoon strips, fortunetelling, games and other contents services. In addition, SK Planet Co., Ltd. (“SK Planet”) receives revenue from its services agreement with the Company in connection with operation of WAP wireless NATE services. Service-In Co., Ltd. is engaged in Internet service, database and on-line information service, data processing, Internet contents services, telemarketing and other computer services.

The Company is also one of the leaders in the music services industry with the continued growth of Melon, its online music service, and its investments in music distribution and production.

In order to find future growth engines and strengthen the Company’s competitiveness, the Company has made strategic investments in YTK Investment Ltd., an investment fund company, and SKY Property Management Ltd., which owns SK Tower in Beijing, China.

See “II. Business Overview” for more information.

E.	Credit Ratings

(1)	Corporate Bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
February 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
February 21, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 21, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
June 3, 2008	Corporate bond	AAA	Korea Ratings	Regular rating
June 17, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 30, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
October 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
October 20, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 20, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Ratings	Current rating
January 13, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
February 23, 2009	Corporate bond	AAA	Korea Ratings	Current rating
February 23, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 23, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
June 24, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
June 26, 2009	Corporate bond	AAA	Korea Ratings	Regular rating
June 30, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 22, 2010	Corporate bond	AAA	Korea Ratings	Regular rating
June 29, 2010	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 29, 2010	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
May 27, 2011	Corporate bond	AAA	Korea Ratings	Regular rating
June 13, 2011	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
June 23, 2011	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
December 12, 2011	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
December 13, 2011	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
December 16, 2011	Corporate bond	AAA	Korea Ratings	Current rating
June 21, 2012	Corporate bond	AAA	Korea Ratings	Regular rating
June 22, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 29, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
August 10, 2012	Corporate bond	AAA	Korea Ratings	Current rating
August 14, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
August 28, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(2)	Commercial Paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 3, 2008	CP	A1	Korea Ratings	Current rating
June 16, 2008	CP	A1	Korea Information Services, Inc.	Current rating
June 17, 2008	CP	A1	Korea Investors Service, Inc.	Current rating
October 20, 2008	CP	A1	Korea Ratings	Regular rating
October 20, 2008	CP	A1	Korea Investors Service, Inc.	Regular rating
October 20, 2008	CP	A1	Korea Information Services, Inc.	Regular rating
June 24, 2009	CP	A1	Korea Information Services, Inc.	Current rating
June 26, 2009	CP	A1	Korea Ratings	Current rating
June 30, 2009	CP	A1	Korea Investors Service, Inc.	Current rating
December 15, 2009	CP	A1	Korea Ratings	Regular rating
December 30, 2009	CP	A1	Korea Investors Service, Inc.	Regular rating
December 30, 2009	CP	A1	Korea Information Services, Inc.	Regular rating
June 22, 2010	CP	A1	Korea Ratings	Current rating
June 29, 2010	CP	A1	Korea Investors Service, Inc.	Current rating
June 29, 2010	CP	A1	NICE Investors Service Co., Ltd.	Current rating
December 16, 2010	CP	A1	Korea Ratings	Regular rating
December 27, 2010	CP	A1	Korea Investors Service, Inc.	Regular rating
December 29, 2010	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
May 27, 2011	CP	A1	Korea Ratings	Current rating
June 13, 2011	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 23, 2011	CP	A1	Korea Investors Service, Inc.	Current rating
December 12, 2011	CP	A1	Korea Investors Service, Inc.	Regular rating
December 13, 2011	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
December 16, 2011	CP	A1	Korea Ratings	Regular rating
June 21, 2012	CP	A1	Korea Ratings	Current rating
June 22, 2012	CP	A1	Korea Investors Service, Inc.	Current rating
June 29, 2012	CP	A1	NICE Investors Service Co., Ltd.	Current rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International Credit Ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type
June 6, 2012	Bonds denominated in Swiss Franc	A-	Fitch Inc.	Current rating
June 4, 2012	Bonds denominated in Swiss Franc	A3	Moody’s Investors Service	Current rating
June 7, 2012	Bonds denominated in Swiss Franc	A-	Standard & Poor’s Rating Services	Current rating

2.	Company History

March 2008: Purchased shares of SK Broadband Co., Ltd. (formerly Hanaro Telecom)

May 2009: Participated in the public share offering of SK Broadband Co., Ltd.

September 2009: Acquired leased line and related other business of SK Networks Co., Ltd.

February 2010: Purchased shares of Hana Card Co., Ltd.

October 2011: SK Planet Co., Ltd. was spun off from the Company.

February 2012: Purchased shares of SK Hynix Inc. (formerly, Hynix Semiconductor Inc.)

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	11 Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the Extraordinary General Meeting of Shareholders held on August 31, 2011, Jun Ho Kim was elected as an inside director and Jin Woo So resigned from the Company’s board of directors to transfer to an affiliate of the Company. At the 28th General Shareholders’ Meeting held on March 23, 2012, (1) Young Tae Kim and Dong Seob Jee were elected as inside directors, (2) Hyun Chin Lim was re-elected as an independent director, and (3) Hyun Chin Lim was re-elected as a member of the audit committee.

C.	Change in Company Name

On September 22, 2008, SK Broadband, one of our material consolidated subsidiaries, changed its name to SK Broadband Co., Ltd. from Hanaro Telecom Co., Ltd. to facilitate the sharing of SK Group’s corporate culture and brand. Similarly, on September 22, 2008, Broadband Media Co., Ltd., another of our material consolidated subsidiaries, changed its name to Broadband Media Co., Ltd. from Hanaro Media Co., Ltd. On March 23, 2012, SK Hynix Inc., which became our subsidiary in February 2012, changed its name to SK Hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its annual shareholders’ meeting.

D.	Mergers, Acquisitions and Restructuring

[SK Telecom]

(1)	Spin-off

In accordance with the resolution of the Company’s board of directors on July 19, 2011 and the resolution of the shareholders’ meeting on August 31, 2011, the Company spun off its platform business and established SK Planet Co., Ltd. effective as of October 1, 2011. The registration of the spin-off was completed on October 5, 2011. Set forth below are important details of the spin-off.

Description	Detail
Method of Spin-off	Simple vertical spin-off
Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (Spin-off Company)
Effective Date	October 1, 2011

Set forth below is summary of financial position before and after the spin-off.

		(in millions of Won)
	Before the spin-off (As of September 30, 2011)	After the spin-off (As of October 1, 2011)
Description	SK Telecom Co., Ltd.	SK Telecom Co., Ltd.	SK Planet Co., Ltd.
Total Assets	19,400,114	19,084,651	1,545,537

Total Liabilities	7,673,828	7,358,365	315,463

Total Shareholders’ Equity	11,726,286	11,726,286	1,230,074

Schedule of spin-off

Category		Date
Board resolution on spin-off		July 19, 2011
Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011
Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011
Date of Spin-off		October 1, 2011
Shareholders’ Meeting for Report of Spin-off and Inaugural Meeting of Shareholders		October 4, 2011
Registration of Spin-off		October 5, 2011

Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5, 2011~ August 8, 2011 August 10, 2011 and August 12, 2011 August 12, 2011

•	Changes in shareholding, including majority shareholder

•	Not applicable because the spin-off is a simple vertical spin-off.

•	Appraisal rights of shareholders

•	Not applicable because the spin-off is a simple vertical spin-off.

•	Protection of creditors

•	In accordance with Article 530-1 Paragraph 1, both SK Telecom and SK Planet will be jointly and severally liable for the payment of all obligations of SK Telecom incurred prior to the spin-off.

•	Allocation of new shares

•	In accordance with Articles 530-2 through 530-12, the spin-off is a simple vertical spin-off and all shares of SK Planet were allocated to SK Telecom.

(2)	Acquisition of Shares of Hynix Semiconductor

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company purchased 146,100,000 shares of Hynix Semiconductor Inc. (“Hynix Semiconductor”) (aggregate purchase price of Won 3,374,726 million) on February 14, 2012 in order to acquire control of Hynix Semiconductor. The Company has a 21.05% equity interest in Hynix Semiconductor after the purchase.

[SK Broadband]

(1)	Merger

On July 26, 2012, the board of directors of SK Broadband resolved to merge Broadband D&M Co., Ltd., an unlisted company, into SK Broadband to strengthen its competitiveness and produce synergies with its existing business. The merger was effective as of September 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

[SK Telink]

(1)	Merger

On July 22, 2010, the board of directors of SK Telink Co., Ltd. (“SK Telink”) approved the merger of TU Media Corp. into SK Telink effective as of November 1, 2010. In connection with this merger, SK Telink issued 256,763 shares of its common stock.

[SK Communications]

(1)	Merger

On June 25, 2007, the board of directors of SK Communications resolved to cause SK Communications to merge into Empas Corp., effective as of November 1, 2007. We believe this merger helped to strengthen our competitiveness in the portal services market. In the merger, one share of the predecessor company of SK Communications was converted into 3.5732182 shares of Empas Corp.

(2)	Spin-off On

August 6, 2008, the board of directors of SK Communications resolved to spin off its video education business to create Etoos Co., Ltd. (“Etoos”), effective as of November 1, 2008. The spin-off was intended to help SK Communications to better focus on its core businesses and to give each of its business divisions greater autonomy in making operational decisions based on technical expertise specific to the respective business division.

(3)	Disposition and acquisition of businesses

1. Disposition of publishing business division

On April 10, 2009, SK Communications sold its publishing business division to Etoos for Won 4,785 million in accordance with the resolution of its board of directors of March 5, 2009.

2. Acquisition of the “KUKU” division

On July 1, 2009, SK Communications purchased the “KUKU” division from SK I-Media Co., Ltd. for a purchase price of Won 1,157 million, in accordance with the June 25, 2009 resolution of its board of directors.

3. Disposition of the Spicus division

Pursuant to the July 23, 2009 resolution of its board of directors, SK Communications sold the Spicus division, its telephone English education division, to Spicus Inc., a subsidiary of Altos Ventures on August 1, 2009 for a purchase price of Won 1,493 million.

(4)	Disposition of shares

1. Disposition of shares of Etoos

SK Communications sold all of its shares in Etoos to Cheong Sol pursuant to a resolution of its board of directors of October 19, 2009 and, as consideration, received Won 50,000 million principal amount of convertible bonds. Pursuant to a resolution of its board of directors of July 23, 2010, SK Communications converted Won 25 billion principal amount, out of a total of Won 50 billion principal amount, of convertible bonds of Etoos into 701,000 shares of Etoos (15.58%). Pursuant to a resolution of its board of directors of January 13, 2012, SK Communications sold Won 20 billion principal amount, out of the remaining Won 25 billion principal amount, of convertible bonds of Etoos Education Co., Ltd. to Shinhan Private Equity Fund No. 2 at a price of Won 19 billion.

2. Disposition of shares of SK i-Media

Pursuant to a resolution of its board of directors of October 17, 2011, SK Communications sold all shares of SK i-Media Co., Ltd. held by it to LK Media Tech Co., Ltd. at a price of Won 1 million.

3. Disposition of shares of U-Land, an overseas entity

Pursuant to a resolution of its board of directors of December 21, 2011, SK Communications sold all of its 29.85% interest in U-Land, an overseas entity, to SK Planet at a price of Won 10 million.

E.	Other Important Matters related to Management Activities

[SK Telecom]

(1)	Bank loans

On February 14, 2012, the Company borrowed Won 2.5 trillion in a syndicated loan from a syndicate of Korean banks including Kookmin Bank and Woori Bank in order to finance the purchase of Hynix Semiconductor shares. Won 2 trillion of the loan matures in three years and Won 0.5 trillion of the loan matures in one year.

[SK Broadband]

SK Broadband, a material consolidated subsidiary of ours, acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for our broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved purchase of subscriberships, we did not believe such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on our business, and therefore we believed that such acquisitions did not require resolutions of our shareholders.

[SK Communications]

(1)	Leak of personal information

In July 2011, a leak of personal information of subscribers of Nate and Cyworld websites operated by SK Communications, the Company’s consolidated subsidiary, occurred. Two lawsuits (total claim of Won 9 million) demanding compensation for damages from the leak were filed and five payment orders (total payment amount of Won 7 million) were issued by the courts against SK Communications in connection with the leak.

[SK Telink]

On August 23, 2012, the board of directors of SK Telink resolved to discontinue operations of its satellite Digital Multimedia Broadcasting (“DMB”) services due to the decrease in satellite DMB subscribers and the continued burden of fixed costs. Its DMB services were discontinued as of August 31, 2012.

3.	Total Number of Shares

A.	Total Number of Shares

(As of September 30, 2012)			(Unit: shares)
	Share type
Classification	Common shares		Total	Remarks
I. Total number of authorized shares	220,000,000	—	220,000,000	—

II. Total number of shares issued to date	89,278,946	—	89,278,946	—

III. Total number of shares retired to date	8,533,235	—	8,533,235	—

a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—

IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—

V. Number of treasury shares	11,050,712	—	11,050,712	—
VI. Number of shares outstanding (IV-V)	69,694,999	—	69,694,999	—

On July 20, 2011, the Company publicly disclosed its plan to repurchase treasury shares. The Company repurchased 1.4 million shares of treasury shares from July 25, 2011 to September 30, 2011 through the Korea Exchange. For more information on the repurchase of treasury shares, please see public disclosures made on July 20, 2011 and October 5, 2011.

B.	Treasury Shares

(1)	Acquisitions and Dispositions of Treasury Shares

(As of September 30, 2012)							(Unit: Shares)
			Type of shares	At the beginning of period	Changes			At the end of period
Acquisition methods					Acquired (+)	Disposed (–)	Retired (–)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	77,974	—	—	—	77,974
			Preferred shares	—	—	—	—	—

Total			Common shares	11,050,712	—	—	—	11,050,712

			Preferred shares	—	—	—	—	—

*	Of the 11,050,712 shares acquired by the Company, 2,326,149 shares were deposited with the Korea Securities Depository as of September 30, 2012 for issuance upon conversion of the Company’s overseas convertible bonds.

4.	Status of Voting Rights

(As of September 30, 2012)		(Unit: shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	11,050,712	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting rights (F = A - B - C - D + E)	Common share	69,694,999	—
	Preferred share	—	—

5.	Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 26th General Meeting of Shareholders held on March 12, 2010.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 318th Board of Directors’ Meeting on July 22, 2010.

(3)	Distribution of cash dividends was approved during the 27th General Meeting of Shareholders held on March 11, 2011.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 330th Board of Directors’ Meeting on July 28, 2011.

(5)	Distribution of cash dividends was approved during the 28th General Meeting of Shareholders held on March 23, 2012.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 344th Board of Directors’ Meeting on July 25, 2012.

B.	Dividends for the Last 3 Fiscal Years

(Unit: in millions of Won, except per share value)
Classification		As of and for the nine months ended September 30, 2012	As of and for the year ended December 31, 2011	As of and for the year ended December 31, 2010
Par value per share (Won)		500	500	500
Net income		724,338	1,694,363	1,947,008
Net income per share (Won)		10,393	24,002	27,063

Total cash dividend		69,695	656,533	669,534

Total stock dividends		—	—	—

Percentage of cash dividend to available income (%)		9.6	38.7	34.4
Cash dividend yield ratio (%)	Common share	0.8	6.6	5.4
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	1,000	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

Prepared based on separate financial statements. Net income per share means basic net income per share.

*	The total cash dividend of Won 669,534 million for the year ended December 31, 2010 includes the total interim dividend amount of Won 72,345 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount per share of Won 1,000.

*	The total cash dividend of Won 656,533 million for the year ended December 31, 2011 includes the total interim dividend amount of Won 71,095 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount per share of Won 1,000.

*	The total interim dividend amount for the nine months ended September 30, 2012 was Won 69,695 million, and the interim cash dividend amount per share was Won 1,000.

II.	BUSINESS

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless telecommunication business consisting of mobile phone, wireless data, information telecommunication, (2) the fixed-line telecommunication business consisting of PSTN, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of Internet portal service and game design, among others.

1.	Business Overview

Summary Business Description of Material Consolidated Subsidiaries

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Corporation	Resale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	Network O&S Co., Ltd.	Network maintenance services such as the operation of the Company’s base stations and related transmission and power facilities
Fixed-line	SK Broadband Co., Ltd.	High-speed Internet, TV, telephone, commercial data and other fixed-line services
	Broadband Media Co., Ltd.	Various media-related services, such as development of IP TV set boxes and value-added services, management of the transmission system for online digital contents, channel management, including video on demand, and mobile IPTV services
	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, pre-paid international card calling services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) services
Other business	SK Planet Co., Ltd.	Various platform services such as 11th Street, T Store, T-Map Navigation and Hoppin in the application, commerce and new media areas, among others
	SK Communications Co., Ltd.	Integrated portal services through NATE, social networking services through Cyworld and instant messaging services through NATE-ON
	Loen Entertainment, Inc.	Online music services, including operation of MelOn, a music portal, as well as production and sales of music albums
	Sky Property Mgmt., Ltd.	Established for the purpose of holding SK Tower located in Beijing, China
	YTK Investment Ltd.	Established to strategically invest in funds in order to find future growth opportunities and strengthen the Company’s competitiveness
Atlas Investment

[Wireless Business]

A.	Industry Characteristics

As of September 30, 2012, the number of domestic mobile phone subscribers reached 53.28 million and, with more than a 100% penetration rate, the Korean mobile communication market can be considered to have reached its maturation stage. However, the penetration rate is expected to increase further due to increased use of mobile phones by corporate users resulting from the rapid growth of smartphone markets, as well as the increasing popularity of high-tech mobile devices based on wireless data services such as tablet computers.

The Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the HSPA+ network commercialized in October 2010 and the LTE network introduced in July 2011, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly.

B.	Growth Potential

(Unit: 1,000 persons)
		As of September 30,	As of December 31,
Classification		2012	2011	2010	2009	2008
Number of subscribers	SK Telecom	26,778	26,553	25,705	24,270	23,032
	Others (KT, LGU+)	26,500	25,954	25,062	23,675	22,575

	Total	53,278	52,507	50,767	47,944	45,607

(Source: Korea Communications Commission website)

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and wireless Internet. The importance of the business-to-business segment, which creates added value by selling and developing various solutions, is also growing. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Historical market share of the Company:

(Unit: %)
	As of September 30,	As of December 31,
Classification	2012	2011	2010	2009
Mobile communication services	50.3	50.6	50.6	50.6

(Source: Korea Communications Commission website)

Comparative market share:

(As of September 30, 2012)	(Unit: %)
Classification	SK Telecom	KT	LGU+
Market share	50.3	30.9	18.8

(Source: Korea Communications Commission website)

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunication service provider into a comprehensive information and communication technology (“ICT”) service provider. It has continued to expand the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. For the nine months ended September 30, 2012, the Company recorded Won 12.1 trillion in revenue and Won 1,220 billion in operating income on a consolidated basis and Won 9.17 trillion in revenue and Won 1,130 billion in operating income on a separate basis.

The number of subscribers as of September 30, 2012 was 26.78 million, an increase of approximately 119,000 from the previous quarter. In particular, the number of smartphone subscribers as of September 30, 2012 was 15.28 million, an increase of 1.28 million from the previous quarter, including 5.67 million LTE subscribers, solidifying the Company’s market leadership. The Company upgraded the quality of data services by providing commercial LTE services, enabling streaming of high-quality videos, high-definition voice services such as high-definition video conference calls and mobile on-line gaming services. The Company also plans to enhance customer satisfaction by improving network quality.

The Company has proved that it has superior network quality compared to its competitors according to the Korea Communications Commission quality evaluations. The Company has also proved to be the leader in Korea’s top three customer satisfaction indices: according to the National Customer Satisfaction Index, Korean Customer Satisfaction Index and Korean Standard Service Quality Index, the Company has continued to hold the leading position for 15 years, 15 years and 13 years, respectively.

SK Telink, a consolidated subsidiary of the Company, plans to expand its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business. SK Telink launched its pre-paid MVNO service, 7Mobile, in June 2012 and plans to launch its post-pay service in January 2013. An MVNO leases the networks of a mobile network operator (“MNO”) and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless products to customers, including mobile office products to business customers.

PS&Marketing Corporation, a subsidiary of the Company involved in wholesale, retail and online sales, offers fixed-line and wireless telecommunication products and services to meet the lifestyle needs of customers.

[Fixed-line Business]

A.	Industry Characteristics

The Korean telecommunications industry is currently characterized by smartphones, tablet computers and other devices with enhanced mobility and cloud computing, mobile offices and other information and communications technology. In addition, mergers among fixed-line operators and wireless operators have accelerated the convergence within the telecommunications sector, creating a market structure in which groups with both fixed-line and wireless capabilities compete for greater market share to secure a more solid footing in the market. Spurred on by the introduction of various bundled products, growth in the market for IPTV services and a paradigm shift in the voice telephone market towards Internet-based telephone services, the broadband and fixed-line telecommunications market is playing a key role in the accelerated consolidation of the service providers as well as heightened competition in a growing market. The increased usage of smartphones and tablet computers, as well as the commercialization of the fourth generation LTE network, has greatly increased the demand for wireless data transmissions, thereby further emphasizing the importance of fixed-line networks.

We believe the transition to digital TV services will accelerate when analog open air TV broadcasting terminates at the end of 2012. With the introduction of new services such as smart TVs, we are seeing stronger competition in various convergence products, such as mobile IPTV and N-screen services employing smartphones and tablet computers.

B.	Growth Potential

			(Unit: 1,000 persons)
		As of September 30,	As of December 31,
Classification		2012	2011	2010
Fixed-line Subscribers	High-speed Internet	18,138	17,860	17,224
	Fixed-line telephone	18,379	18,633	19,273
	IPTV (real-time)	5,820	3,591	2,740

(Source: Korea Communications Commission website)

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are generally not sensitive to cyclical economic changes. Demand for these services also does not show seasonal fluctuations.

We expect that the accelerated transition to digital TV services as a result of the termination of analog open air TV broadcasting, as well as the entrance of Google Inc. (“Google”) and Apple Inc. (“Apple”) into the television market and the introduction of smart TV products, will present opportunities by expanding the market size and increasing consumers’ interests. We are strengthening our competitiveness in the TV business by improving the performance of our TV set boxes and expanding the number of popular channels, as well as introducing mobile IPTV services using N-screen.

Historical market share of the Company:

		(Unit: %)
Classification	As of September 30, 2012	As of December 31,
		2011	2010
High-speed Internet (include resales)	24.0	23.5	23.2
Fixed-line telephone (include VOIP)	15.4	14.6	13.7
IPTV (real-time)	21.5	19.3	23.8

(Source: Korea Communications Commission website)

D.	Business Overview and Competitive Strengths

SK Broadband, which in 1999 became the first company in the world to commence commercial ADSL services, has strengthened its co-marketing efforts with SK Telecom. The co-marketing efforts and the enhanced competitiveness of the bundled products have resulted in an expanded subscriber base across all of our businesses, including broadband Internet, telephone and IPTV. In particular, we have positioned ourselves to focus on corporate customer services as one of the key strategic areas for mid- to long-term growth, and our efforts to exploit new information and communications technology-based businesses have led to revenue growth and strengthening of our competitiveness in the emerging business-to-business market.

SK Telink, a material consolidated subsidiary of the Company, provides international telecommunications service. SK Telink has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed us to expand our international calling services to fixed-line international calling services. In addition, in 2011, we were again ranked first in the three major independent customer satisfaction surveys, including the Korea Nation Customer Satisfaction Index, after having been ranked first in 2010. The revenue from our international calling services in 2011 was Won 416.5 billion. SK Telink plans to strengthen its existing business, including international and long-distance calling services, while satisfying customers’ diverse needs for new services.

[Other Business]

A. Industry Characteristics

As the number of smartphones distributed in Korea exceeds 30 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, T Store). Platform businesses are evolving and expanding globally.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS.

B.	Growth Potential

The Company expects that the scope and value generated by the platform business, including application and content marketplaces and N-screen services, will increase, as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve.

As the wireless network evolves to LTE, business opportunities for the platform business are growing, which include multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses.

C.	Domestic and Overseas Market Conditions

(1)	Competition

- Application Marketplace

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among ecosystems that include application developers as well as platform operators.

- Commerce Markets

The Company expects that on-line commerce markets will continue to grow due to the growth potential of the Internet shopping population and the strengthening of on-line business models by off-line operators. The Korean advertising market is expected to grow from Won 7.4 trillion in 2010 to Won 10.0 trillion in 2015. In particular, mobile advertising is expected to grow rapidly to Won 0.8 trillion in 2015, primarily due to the popularity of smartphones and convergence with location-based advertising.

- Media Contents Market

Due to an increase in the number of devices owned by each user and an increase in network speed, each user can now enjoy music or video files anywhere and anytime by storing them in cloud servers, which is called N-screen service. Users can recommend music to other users through social networking services and this is expected to become a distribution model for digital media contents. Various service providers are competing in this market expecting a strong growth in the on-line and mobile video market.

Although Internet portal service providers provide more or less identical types of services, including search, social networking, email, news and other content services, for each type of service, a small number of service providers with specialized expertise are enjoying relatively large market shares. However, the portal services market has a relatively low entry barrier and there is increased competition from new entrants. In addition, the ease of access to services provided by competitive foreign providers is also adding to a highly competitive market environment.

(2)	Market Share

“CyWorld” service, our social networking website in Korea, had 26 million cumulative subscribers, 14 million net users and a page view of 7 billion as of September 2012. Our “Nate-On” service had the largest market share of 75.2% in the instant messenger market in Korea with 10 million net users as of September 2012. Our “Nate” search portal service had a market share of 1.8% as of September 2012. (Source: Korean Click, Company data).

D. Business Overview and Competitive Strengths

SK Planet plans to expand its platform ecosystem focusing on its “Open & Collaboration” motto in operating its digital content marketplaces such as T Store and Hoppin, commerce marketplaces such as 11th Street and Smart Wallet and location-based services such as T-Map Navigation, thereby ultimately increasing its enterprise value.

- Digital Content Marketplace

T Store, launched in September 2009, reached 17.15 million subscribers and cumulative downloads of 1 billion as of September 2012, solidifying its leadership position in the Korean application market and plans to widen its services to tablets and navigation devices. The Company intends to further develop T Store into a global service platform by evolving it into a personalized gateway through expansion of the scope of serviceable devices, reinforcement of digital content offerings and enhancement of search services, among other things.

- Commerce (Open Market)

11th Street, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market and is also firmly establishing its position as the leader in the mobile commerce market. Future growth plans include overseas joint ventures based on 11th Street’s business expertise.

- Location-based Service

T-Map Navigation provides map, local information, real-time traffic information and navigation services. With cumulative subscribers of 15.27 million as of September 30, 2012, T-Map Navigation is one of the leading location-based service platforms in Korea. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

- Media Platform

The Company’s media platform business started with its “Hoppin” service, which provides N-screen media service enabling subscribers to enjoy contents through a number of devices. Hoppin has expanded its services to more types of smartphones and tablets and has 2.84 million subscribers as of September 30, 2012. The Company plans to develop Hoppin service into a media platform acting as an intermediary of various N-screen services. It also plans to provide media platform services in overseas markets in stages.

- Web Search through Nate.com

The Company plans to enhance the competitiveness of its web search service provided through Nate.com by adding a social search function. In addition, Cyworld plans to establish a worldwide service for global users.

- Mobile Social Networking Service

In the first quarter 2012, SK Planet, a subsidiary of the Company, acquired Mad Smart Co., Ltd., which provides “tic-toc” service, in order to expand its business to mobile communication and social networking services. Mobile social networking, still in its early stage of development, presents ample opportunities for new businesses and is expected to grow rapidly in the future. SK Planet plans to create synergies from the acquisition by combining its know-how in platform services and the strengths of “tic-toc” in social networking services.

- Music Business

The Company’s online music site, MelOn, has continued to increase its sales and, for the past four years, has been recognized as having the largest market share and the highest brand recognition in the digital music sales market in Korea. As of September 30, 2012, the Company supports all major smartphone and tablet devices introduced in Korea, including the iPhone and the iPad, and is strengthening its support for its mobile customers who use MelOn services in a multi-device environment. The Company plans to strengthen its leadership in the mobile market and increase the number of its subscribers by responding to changes in the smart device and 4G LTE network environment, providing reliable service operations and continually improving service, offering relevant and special music related contents to its customers and engaging in diverse and differentiated marketing promotion activities.

Satellite DMB

The Company launched its Hanbyul satellite in 2004 and received government approval in December 30, 2004 to provide satellite DMB services. Broadcasting through satellite DMB commenced in May 2005 and satellite DMB services expanded nationwide thereafter. On August 23, 2012, the board of directors resolved to discontinue operation of its satellite DMB services due to the rapid decrease in satellite DMB subscribers and the continued burden of fixed costs. Its DMB services were discontinued as of August 31, 2012.

2.	Major Products & Services

A.	Updates on Major Products and Services

(Unit: in millions of Won, %)
Business	Major companies	Item	Major trademarks	Sales amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Corporation, Service Ace Co., Ltd., Service Top Co. Ltd., Network O&S Co., Ltd.	Mobile Communication Service, Wireless Data Service, Information Telecommunication Service	T and others	9,798,453(81%)
Fixed-line	SK Broadband Co., Ltd., Broadband D&M Co., Ltd., Broadband Media Co., Ltd., Broadband CS Co., Ltd., SK Telink Co., Ltd.	Fixed-line Phone, High Speed Internet, Data and Network Lease Service	B tv , 00700 international call and others	1,646,029(14%)
Other	SK Planet Co., Ltd , Commerce Planet Co., Ltd , SK Communications Co., Ltd., PAXNet Co., Ltd., Loen Entertainment, Inc., SKT Americas, Inc., SK Telecom China Holdings Co., Ltd.	Internet Portal Service, Game Service	NATE, 11th Street, T Store, T-Map Navigation, MelOn, Cyworld and others	658,609(5%)

Total				12,103,091(100%)

B.	Price Fluctuation Trend of Major Products and Services

[Wireless Business]

In the past, based on the Company’s basic monthly subscription plan, the basic service fee was Won 13,000 per month and the usage fee was Won 20 per 10 seconds and based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,000 per month and the usage fee was Won 18 per 10 seconds. As of September 30, 2012, based on the Company’s standard monthly subscription plan, the basic service fee was Won 11,000 per month and the usage fee was decreased to Won 1.8 per 1 second.

[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. For the six months ended June 30, 2012, broadband Internet and TV services comprised 49.2% of SK Broadband’s revenue, telephony service 25.9%, corporate data services 21.2% and other telecommunications services 3.7%.

[Other Business]

SK Communications’ display advertisements are priced at Won 15 to 70 million per day. Search advertisements are priced variably depending on the search keyword using cost per click and cost per time methods. Cyworld revenues are generated through sale of cyber items at a price of Won 300 to 700 per item per week.

3.	Investment Status

[Wireless Business]

A. Investment in Progress

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	2012	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	18,863	To be determined

Total				-	To be determined	18,863	To be determined

B. Future Investment Plan

(Unit: in 100 millions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2012	2013	2014
Network/Common	Network, systems and others	28,000	28,000	To be determined	To be determined	Upgrades to the existing services and provision of new services

Total		28,000	28,000	To be determined	To be determined	Upgrades to the existing services and provision of new services

*	The Company modified its expected annual investment amount for 2012 from Won 2.3 trillion to Won 2.8 trillion in order to preemptively accommodate the rapidly increasing number of LTE subscribers and gain a strong competitive advantage in quality and technology.

[Fixed-line Business]

A. Investment in Progress

					(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	2012	Backbone and subscriber network / others	Expand subscriber networks and facilities	2,315	685	To be determined
Telephone						62
Television						522
Corporate Data				Increase leased-line and integrated information system		590
Others				Expand networks		456

Total						2,315

4.	Revenues

				(Unit: in millions of Won)
Business	Sales type	Item		For the nine months ended September 30, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Wireless	Services	Mobile communication	Export	8,773	1,331	599
			Domestic	9,789,680	13,100,614	12,919,663
			Subtotal	9,798,453	13,101,945	12,920,262
Fixed-line	Services	Fixed-line, B2B data, High-speed Internet, TV	Export	23,954	28,070	30,883
			Domestic	1,622,075	2,134,498	2,196,424
			Subtotal	1,646,029	2,162,568	2,227,307
Other	Services	Display and Search ad., Content	Export	135,162	12,036	12,000
			Domestic	523,447	711,729	439,726
			Subtotal	658,609	723,765	451,726

Total			Export	167,889	41,437	43,482

			Domestic	11,935,202	15,946,841	15,555,813

			Total	12,103,091	15,988,278	15,599,295

(Unit: in thousands of Won)
For the nine months ended September 30, 2012	Wireless	Fixed	Other	Sub total	Internal transaction		After consolidation
Total revenue	10,763,934,063	2,206,564,845	1,229,340,764	14,199,839,672	–	2,096,749,093	12,103,090,579

Internal revenue	965,481,314	560,535,884	570,731,895	2,096,749,093	–	2,096,749,093	—
External revenue	9,798,452,749	1,646,028,961	658,608,869	12,103,090,579		—	12,103,090,579
Operating income (loss)	1,125,868,569	39,501,300	50,180,696	1,215,550,565		—	1,215,550,565
Net profit (loss)	662,002,544	-90,502,773	25,073,511	596,573,282		—	596,573,282

Total asset	23,116,767,489	3,372,434,207	3,349,850,827	29,839,052,523	–	3,780,556,505	26,058,496,018

Total liabilities	10,922,842,433	2,164,119,200	844,364,105	13,931,325,738	–	431,758,831	13,499,566,907

5.	Derivative Transactions

(1) Currency swap contract applying cash flow risk hedge accounting

The Company has entered into a currency and interest rate swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated floating rate long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of September 30, 2012, in connection with this unsettled currency and interest rate swap contract, an accumulated loss on valuation of derivatives amounting to Won 2,360,375,000 (excluding tax effect totaling Won 253,426,000 and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling Won 17,060 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a currency and interest rate swap contract with two banks including HSBC in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (56-2) with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of September 30, 2012, in connection with this unsettled currency and interest rate swap contracts, an accumulated gain on valuation of derivatives amounting to Won 3,645,512,000 (excluding tax effect totaling Won 564,189,000 and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling Won 76,078,267,000) was accounted for as accumulated other comprehensive gain.

In addition, the Company has entered into a currency swap contract with six banks including Morgan Stanley to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (with face amounts totaling US$400,000,000) issued on July 20, 2007, and has applied cash flow risk hedge accounting to this foreign currency swap contract starting from May 12, 2010. Accordingly, as of September 30, 2012, in connection with this unsettled foreign currency swap contract, an accumulated loss on valuation of currency swap of Won 34,778,659,000 that has accrued since May 12, 2010 (excluding tax effect totaling Won 11,103,477,000 and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling Won 9,924,123,000) was accounted for as accumulated other comprehensive loss. Meanwhile, a gain on valuation of currency swap of Won 129,806,021,000 incurred prior to the date of applying cash flow risk hedge accounting was charged to current operations.

The Company has entered into a currency and interest rate swap contract with two banks including DBS in order to hedge the foreign currency risk and the interest rate risk of floating rate foreign currency bonds with face amounts totaling US$250,000,000 issued on December 15, 2011. As of September 30, 2012, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives of Won 5,770,479,000 (excluding tax effect totaling Won 1,842,290,000 and foreign exchange translation gain arising from this floating rate foreign currency bonds totaling Won 9,879,998,000) was accounted for as accumulated other comprehensive gain.

The Company has entered into a currency and interest rate swap contract with United Overseas Bank in order to hedge the foreign currency risk and the interest rate risk of floating rate foreign currency bonds with face amounts totaling SGD 65,000,000 issued on December 15, 2011. As of September 30, 2012, in connection with this unsettled currency and interest rate swap contract, an accumulated loss on valuation of derivatives of Won 252,103,000 (excluding tax effect totaling Won 80,487,000 and foreign exchange translation loss arising from this floating rate foreign currency bonds totaling Won 1,837,228,000) was accounted for as accumulated other comprehensive loss.

The Company has entered into a currency swap contract with six banks including Citibank in order to hedge the foreign currency risk of its fixed rate foreign currency bonds with face amounts totaling CHF 300,000,000 issued on June 12, 2012. As of September 30, 2012, in connection with this unsettled currency swap contract, an accumulated loss on valuation of derivatives of Won 15,259,211,000 (excluding tax effect totaling Won 4,871,674,000 and foreign exchange translation gain arising from these fixed rate foreign currency bonds totaling Won 5,600,087,000) was accounted for as accumulated other comprehensive loss.

(2) The fair values of the derivative instruments described above as of September 30, 2012 are recognized as derivative assets or derivative liabilities under current assets, non-current assets or current liabilities on the Company’s balance sheet. Details are as follows:

(Unit: in thousands of Won)
Category	Subject of Risk Hedge	Contract Period	Fair Value of Derivative Instruments
			Designated as Hedging Instrument	Not Designated as Hedging Instrument	Total
Currency Swap (Current Asset)	Unguaranteed Japanese Yen-denominated Bonds (face amount of JPY 12,500,000,000)	From Nov. 13, 2007 to Nov. 13, 2012	79,159,590	—	79,159,590
Currency Swap (Non-current Assets)	Floating-rate Long-term Borrowing (principal amount of USD 100,000,000)	From Oct. 10, 2006 to Oct. 10, 2013	14,446,199	—	14,446,199
	Unguaranteed Foreign Currency Bonds (face amount of USD 400,000,000)	From Jul. 20, 2007 to Jul. 20, 2027	73,999,761	—	73,999,761
	Floating-rate Foreign Currency Bonds (face amount of SGD 65,000,000)	From Dec. 15, 2011 to Dec. 12, 2014	1,504,638	—	1,504,638
Conversion Right (Non-current Asset)	Convertible Bonds (Available-for-sale Securities)(*) (face amount of Won 50,000,000,000)	From Sep. 1, 2009 to Aug. 31, 2014	—	532,169	532,169

Total derivative assets:			169,110,188	532,169	169,642,357

Currency Swap (Non-current Liability)	Floating-rate Foreign Currency Bonds (face amount of USD 250,000,000)	From Dec. 15, 2011 to Dec. 12, 2014	2,267,230	—	2,267,230
	Fixed-rate Foreign Currency Bonds (face amount of CHF 300,000,000)	From Jun. 12, 2012 to Jun. 12, 2017	25,730,972	—	25,730,972

Total derivative liabilities			27,998,202	—	27,998,202

(*)	The fair value of Won 532,169,000 of the conversion rights of the convertible bonds held by SK Communications, a subsidiary of the Company, was recognized as a non-current derivative asset.

6.	Major Contracts

[SK Telecom]

Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount (in 100 millions of Won)
Service	SK Planet Co., Ltd.	January 1, 2012	December 31, 2012	B2B contents contract for 2012 with SK Planet (T-Map Navigation, T-Gift, Nate FZ, T-Cloud)	6,167
Service	Service Ace Co., Ltd.	April 1, 2012	April 1, 2013	Operation of Roaming Centers in 2012	54
Goods	HAPPYNARAE Co., Ltd.	May 1, 2012	April 30, 2013	Maintenance, repair and operations purchasing and agency services	150
Real Estate	Individual	First half 2012	-	Purchase of regional centers (Gangdong regional center and ten others)	81
Subtotal					6,452

[SK Broadband]

SK Broadband enters into contracts to use telecommunications facilities, including the use of line conduits and interconnection among telecommunication service providers.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	-	Interconnection among telecommunication service providers
KEPCO	Provision of electric facilities	From Dec. 2004 until termination	Use of electricity poles
Seoul City Railway	Use of telecommunication line conduits	From Jan. 2009 to Dec. 2012	Use of railway telecommunication conduit
Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013	Use of railway telecommunication conduit
Busan Transportation Corporation	Use of telecommunication line conduits	From July 2009 to July 2012	Use of railway telecommunication conduit
Gwangju City Railway	Use of telecommunication line conduits	From Sep. 2010 to Dec. 2012	Use of railway telecommunication conduit

[SK Planet]

Counterparty	Contract Contents	Contract Period	Amount
SK Communications	Operation of shopping business at Nate.com website	From Jul. 1, 2011 to Dec. 31, 2013	Variable depending on the NATE shopping revenues and other factors

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Overture Korea	Agency agreement for search advertisement	-	Amount determined based on the number of clicks
SK Construction Co., Ltd.	Construction of Pangyo Office Building	23 months	Won 61.9 billion
SK Planet Co., Ltd.	Operation of shopping business at nate.com website	From Jul. 1, 2011 to Dec. 31, 2013	Minimum guarantee of Won 18.4 billion for the period from Jul. 1, 2011 to Dec. 31, 2011; Amounts for 2012 and 2013 are to be determined depending on the NATE shopping revenues and other factors
Daum Communications	Business and service cooperation regarding search advertisement	-	Revenues are allocated in accordance with certain set percentages

Note. The agreements with SK Planet have been transferred from SK Telecom to SK Planet in connection with the spin-off of SK Planet on Oct. 5, 2011.

7.	R&D Investments

(Unit: in millions of Won)
	Category	For the nine months ended September 30, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010	Remarks
	Raw material	31	45	41	—
	Labor	47,250	48,656	49,441	—
	Depreciation	121,250	149,850	143,131	—
	Commissioned service	16,950	40,257	98,545	—
	Others	37,779	57,118	64,755	—
	Total R&D costs	223,260	295,927	355,913	—
Accounting	Sales and administrative expenses	221,147	289,979	352,186	—
	Development expenses (Intangible assets)	2,113	5,948	3,727	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	1.84%	1.85%	2.28%

8.	Other information relating to investment decisions

[SK Telecom]

A. Trademark Policies

The Company manages its corporate brand and other product brands such as “T” in a comprehensive way to protect and increase their value.

The Company’s Brand Management Council in charge of overseeing its systematic corporate branding operates full-time to execute decisions involving major brands and operates “Brandnet,” an intranet system to manage corporate brands which provides solutions including licensing of the brands and downloading of the Company logos.

B. Business-related Intellectual Property

The Company holds 4,705 Korean-registered patents, 266 U.S.-registered patents, 145 Chinese-registered patents (all including patents held jointly with other companies) and more patents with other countries. The Company holds 824 Korean-registered trademarks and owns intellectual property rights to the design of the alphabet “T”. The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

[SK Broadband]

SK Broadband holds 320 Korean-registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

[SK Planet]

As of September 30, 2012, SK Planet held 1,880 registered patents, 91 registered design marks, 692 registered trademarks and one copyright (including those held jointly with other companies) in Korea. It also holds 20 U.S.-registered patents, 31 Chinese-registered patents, 8 Japanese-registered patents, 15 E.U.-registered patents (all including patents held jointly with other companies) and 107 registered trademarks, along with a number of other intellectual property rights, in other countries.

[SK Communications]

As of September 30, 2012, SK Communications held 59 registered patents, 26 registered design rights and 700 registered trademarks in Korea.

III.	FINANCIAL INFORMATION

1.	Summary Financial Information (Consolidated)

A.	Summary Financial Information (Consolidated)

(Unit: in thousands of Won, except for number of companies)
	As of September 30, 2012	As of December 31, 2011	As of December 31,2010
Current Assets	5,443,180,022	6,117,478,958	6,653,991,923
• Cash and Cash Equivalents	1,168,091,430	1,650,793,876	659,404,935
• Accounts Receivable - Trade	1,950,202,277	1,823,169,889	1,949,397,279
• Accounts Receivable - Other	544,187,807	908,836,454	2,531,847,155
• Others	1,780,698,508	1,734,678,739	1,513,342,554
Non-Current Assets	20,615,315,996	18,248,557,471	16,478,397,157
• Long Term Investment Securities	1,002,933,347	1,537,945,216	1,680,582,091
• Investments in Associates	4,718,240,702	1,384,605,401	1,204,691,805
• Property and Equipment	9,072,883,245	9,030,998,201	8,153,412,683
• Intangible Assets	2,739,298,067	2,995,803,300	1,884,955,652
• Goodwill	1,740,149,083	1,749,932,878	1,736,649,137
• Others	1,341,811,552	1,549,272,475	1,818,105,789

Total Assets	26,058,496,018	24,366,036,429	23,132,389,080

Current Liabilities	5,312,382,723	6,673,589,809	6,202,170,452
Non-Current Liabilities	8,187,184,184	4,959,737,573	4,522,219,358

Total Liabilities	13,499,566,907	11,633,327,382	10,724,389,810

Equity Attributable to Owners of the Parent Company	11,540,534,896	11,661,880,863	11,329,990,900
Capital	44,639,473	44,639,473	44,639,473
Capital Deficit and Other Capital Adjustments	(290,660,059)	(285,347,419)	(78,952,875)
Retained Earnings	11,610,756,252	11,642,525,267	10,721,249,327
Reserves	175,799,230	260,063,542	643,054,975
Non-controlling Interests	1,018,394,215	1,070,828,184	1,078,008,370

Total Equity	12,558,929,111	12,732,709,047	12,407,999,270

Number of Companies Consolidated	29	31	32

(Unit: in thousands of Won, except for per share amounts)
	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011	For the year ended December 31, 2011	For the year ended December 31, 2010
Revenue	12,103,090,579	11,968,129,465	15,926,468,674	15,489,373,747
Operating Income	1,215,550,565	1,899,693,602	2,295,613,330	2,555,781,816
Income Before Income Tax	900,663,520	1,960,613,979	2,240,689,573	2,373,223,839
Net Income	596,573,282	1,386,591,288	1,582,073,280	1,766,834,754
Net Income Attributable to Owners of the Parent Company	628,691,998	1,396,493,916	1,612,889,086	1,841,612,790
Net Income Attributable to Non-controlling Interests	(32,118,716)	(9,902,628)	(30,815,806)	(74,778,036)
Net Income Per Share (Won)	9,021	19,698	22,848	25,598
Diluted Net Income Per Share (Won)	8,800	19,160	22,223	24,942

B.	Changes to Accounting Standards Adopted During 2012

- Presentation of Financial Statements

As of September 30, 2012, the Company early adopted the amendment to K-IFRS No. 1001, “Presentation of Financial Statements” and presented operating income (which equals revenues minus operating expenses) on a consolidated basis accordingly.

The Company has applied the amendment to K-IFRS No. 1001 retroactively and the impact of such amendment on the Company’s consolidated statements of comprehensive income is set forth in the table below.

(Unit: in thousands of Won)
	For the three months ended September 30, 2012	For the nine months ended September 30, 2012	For the three months ended September 30, 2011	For the nine months ended September 30, 2011
Operating income before adoption of the amendment	274,362,643	1,124,162,718	544,354,086	1,845,597,328
Differences:
Fees revenues	(1,025,677)	(1,987,129)	(1,989,627)	(2,586,775)
Gain on disposal of property and equipment and intangible assets	(2,138,155)	(4,970,005)	(1,360,609)	(5,296,150)
Others	(11,420,400)	(25,488,313)	(13,655,805)	(26,852,683)

Total other non-operating income	(14,584,232)	(32,445,447)	(17,006,041)	(34,735,608)

Impairment loss on property and equipment and intangible assets	5,850,000	9,719,444	—	1,559,326
Loss on disposal of property and equipment and intangible assets	7,154,655	10,134,161	6,124,908	14,098,829
Donations	4,207,082	45,215,525	15,795,586	46,634,671
Bad debts for accounts receivable - other	4,986,430	28,025,983	1,615,260	4,761,379
Others	18,717,816	30,738,181	9,850,571	21,777,677

Total other non-operating expense	40,915,983	123,833,294	33,386,325	88,831,882

Operating income after adoption of the amendment	300,694,394	1,215,550,565	560,734,370	1,899,693,602

2.	Summary Financial Information (Separate)

A.	Summary Financial Information (Separate)

		(Unit: in thousands of Won)
	As of September 30, 2012	As of December 31, 2011	As of December 31, 2010
Current Assets	3,187,584,533	3,948,077,706	5,316,976,799
• Cash and Cash Equivalents	365,673,348	895,557,654	357,469,908
• Accounts Receivable - Trade	1,423,606,763	1,282,233,900	1,453,060,673
• Accounts Receivable - Other	346,253,906	774,221,266	2,499,969,010
• Others	1,052,050,516	996,064,886	1,006,477,208
Non Current Assets	19,338,916,696	16,572,449,699	14,410,149,512
• Long Term Investment Securities	782,831,252	1,312,437,834	1,517,029,011
• Investments in Associates	7,998,066,050	4,647,505,583	3,584,394,790
• Property and Equipment	6,550,285,366	6,260,168,675	5,469,747,495
• Intangible Assets	2,225,887,517	2,364,795,182	1,424,968,542
• Goodwill	1,306,236,299	1,306,236,299	1,308,422,097
• Others	475,610,212	681,306,126	1,105,587,577

Total Assets	22,526,501,229	20,520,527,405	19,727,126,311

Current Liabilities	3,600,903,203	4,467,005,877	4,561,013,611
Non Current Liabilities	6,941,524,047	4,087,219,816	3,585,155,050

Total Liabilities	10,542,427,250	8,554,225,693	8,146,168,661

Capital	44,639,473	44,639,473	44,639,473
Capital Deficit and Other Capital Adjustments	(236,160,557)	(236,016,201)	(24,643,471)
Retained Earnings	11,901,519,520	11,837,184,788	10,824,355,758
Reserves	274,075,543	320,493,652	736,605,890

Total Equity	11,984,073,979	11,966,301,712	11,580,957,650

	(Unit: in thousands of Won, except per share amounts)
	For the nine months ended September 30, 2012	For the nine months ended September 30, 2011	For the year ended December 31, 2011	For the year ended December 31, 2010
Revenue	9,173,496,789	9,521,830,703	12,551,255,630	12,514,520,922
Operating Income	1,125,503,908	1,792,288,526	2,184,498,641	2,530,954,768
Income Before Income Tax	891,467,012	1,936,692,038	2,274,421,558	2,503,637,367
Net Income	724,338,433	1,423,741,476	1,694,363,093	1,947,007,919
Net Income Per Share (Won)	10,393	20,083	24,002	27,063
Diluted Net Income Per Share (Won)	10,128	19,533	23,343	26,366

B.	Changes to Accounting Standards Adopted During 2012

- Presentation of Financial Statements

As of September 30, 2012, the Company early adopted the amendment to K-IFRS No. 1001, “Presentation of Financial Statements” and presented operating income (which equals revenues minus operating expenses) on a separate basis accordingly.

The Company has applied the amendment to K-IFRS No. 1001 retroactively and the impact of such amendment on the Company’s separate statements of income is set forth in the table below.

	(Unit: in thousands of Won)
	For the three months ended September 30, 2012	For the nine months ended September 30, 2012	For the three months ended September 30, 2011	For the nine months ended September 30, 2011
Operating income before adoption of the amendment	236,902,885	1,040,163,126	508,793,557	1,737,812,069
Differences:
Fees revenues	(2,275,215)	(3,484,651)	(1,636,297)	(2,318,593)
Gain on disposal of property and equipment and intangible assets	(1,522,914)	(1,881,326)	(328,018)	(1,183,623)
Others	(4,953,216)	(9,390,330)	(7,765,984)	(12,726,271)

Total other non-operating income	(8,751,345)	(14,756,307)	(9,730,299)	(16,228,487)

Impairment loss on property and equipment and intangible assets	—	15,437,758	—	—
Loss on disposal of property and equipment and intangible assets	6,772,897	8,858,034	6,230,076	13,584,618
Donations	4,013,045	44,495,477	15,480,091	45,534,199
Bad debt for accounts receivable - other	502,865	19,874,015	1,614,023	4,524,330
Others	10,100,248	11,431,805	1,865,796	7,061,797

Total other non-operating expense	21,389,055	100,097,089	25,189,986	70,704,944

Operating income after adoption of the amendment	249,540,595	1,125,503,908	524,253,244	1,792,288,526

3.	K-IFRS: Preparation, Impact to Financial Statements and Changes in the Accounting Principles Implemented

- Transition to K-IFRS

The Company prepares its financial statements in accordance with K-IFRS starting from fiscal year 2011 which commenced on January 1, 2011. The Company’s financial statements in previous periods were prepared in accordance with Korean GAAP. The Company’s financial statements for fiscal year 2010, which are presented for comparison, were prepared in accordance with K-IFRS with January 1, 2010 as the transition date and pursuant to K-IFRS No. 1101, “First-time Adoption of Korean International Financial Reporting Standards.”

IV.	AUDITOR’S OPINION

1.	Auditor (Consolidated)

Nine months ended September 30, 2012	Year ended December 31, 2011	Year ended December 31, 2010
KPMG Samjong Accounting Corp.	Deloitte Anjin LLC	Deloitte Anjin LLC

2.	Audit Opinion (Consolidated)

Period	Auditor’s opinion	Issues noted
Nine months ended September 30, 2012	-	-
Year ended December 31, 2011	Unqualified	-
Year ended December 31, 2010	Unqualified	-

3.	Auditor (Separate)

Nine months ended September 30, 2012	Year ended December 31, 2011	Year ended December 31, 2010
KPMG Samjong Accounting Corp.	Deloitte Anjin LLC	Deloitte Anjin LLC

4.	Audit Opinion (Separate)

Period	Auditor’s opinion	Issues noted
Nine months ended September 30, 2012	-	-
Year ended December 31, 2011	Unqualified	-
Year ended December 31, 2010	Unqualified	-

5.	Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

		(Unit: in thousands of Won / hour)
Fiscal Year	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Year ended December 31, 2012	KPMG Samjong Accounting Corp.	Semi-annual review	1,220,000	16,160
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2011	Deloitte Anjin LLC	Semi-annual review	1,364,000	14,033
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2010	Deloitte Anjin LLC	Semi-annual review	1,563,770	16,810
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		IFRS-based financial statements review
		English financial statements review and other audit task

B.	Non-Audit Services Contract with External Auditors

(Unit: in thousands of Won)
Period	Contract date	Service provided	Service duration	Fee
Nine months ended September 30, 2012	-	-	-	—
Year ended December 31, 2011	April 11, 2011	Tax consulting	30 days	45,000
	April 28, 2011	Tax consulting	30 days	45,000
	July 20,2010	Management consulting	4 days	5,000
	July 28, 2010	Tax consulting	15 days	18,000
	July 28, 2010	Tax consulting	5 days	6,600
	July 28, 2010	Tax consulting	30 days	40,000
Year ended December 31, 2010	July 28, 2010	Tax consulting	20 days	23,100
	December 23, 2010	Tax consulting	3 days	7,700
	December 23, 2010	Tax consulting	20 days	24,600
	December 29, 2010	Tax consulting	15 days	17,000

6.	Change of Independent Auditors

Starting from 2012, the Company changed its independent auditors to KPMG Samjong Accounting Corp. from Deloitte Anjin LLC due to the expiration of the audit contract with Deloitte Anjin LLC.

V.	MANAGEMENT DISCUSSION AND ANALYSIS

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES

1.	Board of Directors

A.	Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is comprised of eight members: five independent directors and three inside directors. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

The number of persons	Inside directors	Independent directors
8	Sung Min Ha, Young Tae Kim, Dong Seob Jee	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho

At the 28th General Shareholders’ Meeting held on March 23, 2012, Young Tae Kim and Dong Seob Jee were elected as inside directors, Hyun Chin Lim was re-elected as an independent director, and Hyun Chin Lim was re-elected as a member of the audit committee.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
339th (the 1st meeting of 2012)	February 9, 2012

•         Financial Statements as of and for the year ended December 31, 2011

•         Annual Business Report as of and for the year ended December 31, 2011

•         Management Plan for 2012

•         Transaction of goods, services and assets with SK Planet

•         Report for Internal Accounting Management System

•         Report for Subsequent Events following 4Q 2011

Approved as proposed Approved as proposed Approved as proposed Approved as proposed - -
340th (the 2nd meeting of 2012)	February 23, 2012	• Convocation of the 28th Annual General Meeting of Shareholders • Result of Internal Accounting Management System Evaluation	Approved as proposed -
341th (the 3rd meeting of 2012)	March 23, 2012

•         Election of Chairman of the Board of Directors

•         Amendment to the Company’s internal rules

•         Election of committee members

•         Asset Management Transaction with Affiliated Company (SK Securities)

•         Donation to Happiness Sharing Institute

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

Meeting	Date	Agenda	Approval
342th (the 4th meeting of 2012)	April 26, 2012

•         Adoption of internal compliance rules and the appointment of chief compliance officer

•         Amendment of board regulations

•         Issuance of overseas bonds

•         Report for the period after the first quarter of 2012

Approved as proposed Approved as proposed Approved as proposed -
343th (the 5th meeting of 2012)	June 21, 2012	• Asset management transaction with affiliated company (SK Securities) • Compliance support operating plan	Approved as proposed -
344th (the 6th meeting of 2012)	July 25, 2012

•         Interim dividend

•         Bond offering

•         Agreement on the operation of Voluntary Responsible Management Support Group

•         Financial results for the first half of 2012

•         Report for the period after the second quarter of 2012

Approved as proposed Approved as proposed Approved as proposed - -
345th (the 7th meeting of 2012)	September 26, 2012	• Sale of equity stake in POSCO	Approved as proposed
346th (the 8th meeting of 2012)	September 27, 2012	• Bond offering • Financial transactions with affiliated company (SK Securities)	Approved as proposed Approved as proposed
347th (the 9th meeting of 2012)	October 25, 2012	• Amendment of investment amount in 2012 LTE network investment plan • Report for the period after the third quarter of 2012	Approved as proposed -
348th (the 10th meeting of 2012)	November 22, 2012	• Amendment to agreement between affiliated companies • 2013 transaction plan with SK Forest Co., Ltd. • Base station maintenance service contract • Customer center management service contract	Approved as proposed Approved as proposed Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purpose only.

C.	Committees within Board of Directors

(1)	Committee Structure (As of November 23, 2012)

a)	Compensation Review Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
5	-	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review CEO remuneration system and amount.

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

b)	Capex Review Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
5	Dong Seob Jee	Dal Sup Shim, Rak Yong Uhm, Jay Young Chung, Jae Ho Cho	Review major investment plans and changes thereto.

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

c)	Corporate Citizenship Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
5	Dong Seob Jee	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung	Review guidelines on “Corporate Social Responsibility” (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

d)	Independent Director Nomination Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
3	Sung Min Ha	Rak Yong Uhm, Jae Ho Cho	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

e)	Audit Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
4	-	Dal Sup Shim, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.

2.	Audit System

The Company’s Audit Committee consists of four independent directors, Dal Sup Shim, Hyun Chin Lim, Jae Ho Cho and Jay Young Chung.

Major activities of the Audit Committee are as follows.

Meeting	Date	Agenda	Approval	Remarks

The first meeting of 2012	February 1, 2012	• Preparation for audit report for the 28th Annual General Meeting of Shareholders	-
The second meeting of 2012	February 8, 2012

•         Business-to-business contract with SK Telink

•         Construction of Mobile Phone Facilities for 2012

•         Construction of Network Facilities for 2012

•         Evaluation of Internal Accounting Controls based on the Opinion of the Members of the Audit Committee

•         2nd half 2011 Management Audit Results and Management Audit Plan for 2012

•         Reports on Internal Accounting Management System

Approved as proposed Approved as proposed Approved as proposed Approved as proposed - -
The third meeting of 2012	February 22, 2012

•         Reports on 2011 IFRS Audit

•         Report on Review of 2011 Internal Accounting Management System

•         Evaluation of Internal Accounting Management System Operation

•         Auditor’s Report for Fiscal Year 2011

•         Agenda and Document Review for the 28th Annual General Meeting of Shareholders

•         Purchase of Mobile Phone Relay Devices for 2012

•         Purchase of Mobile Phone Transmission Devices for 2012

•         2012 IT SM contract

•         Engagement of Independent Auditing Firm for 2012 to 2014

- - Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed
The fourth meeting of 2012	March 22, 2012	• Transactions with SK C&C in the second quarter of 2012 • Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed -
The fifth meeting of 2012	April 26, 2012

•         Election of Chairman – Jae Ho Cho

•         Remuneration of outside auditor for the Fiscal Year 2012

•         Outside auditor service plan for the Fiscal Year 2012

•         Audit plan for the Fiscal Year 2012

•         Purchase of maintenance, repair and operations items from Happy Narae Co., Ltd.

Approved as proposed Approved as proposed Approved as proposed - Approved as proposed

Meeting	Date	Agenda	Approval	Remarks
The sixth meeting of 2012	May 23, 2012	• Construction of Mobile Phone Facilities for 2012 • Construction of Network Facilities for 2012 • Service contract for handset customer service for 2012	Approved as proposed Approved as proposed Approved as proposed
The seventh meeting of 2012	June 20, 2012	• Transaction with SK C&C in the third quarter of 2012 • Plans for asset management transaction with affiliate (SK Securities)	Approved as proposed -
The eighth meeting of 2012	July 24, 2012	• Financial results for the first half of 2012 • Results of operation for the first half of 2012 • Results of fiscal year 2012 IFRS half year review	- - -
The ninth meeting of 2012	August 22, 2012	• Plans for the construction of cell phone facilities in 2012 • Plans for the construction of transmission facilities in 2012 • Results of management audit in the first half of 2012	Approved as proposed Approved as proposed -
The tenth meeting of 2012	September 26, 2012	• Transactions with SK C&C in the fourth quarter of 2012 • Plans for financial transactions with affiliate (SK Securities)	Approved as proposed -
The eleventh meeting of 2012	October 24, 2012	• Agency contract for billboard advertising • Agency contract for 2013 integrated loyalty marketing	Approved as proposed Approved as proposed
The twelfth meeting of 2012	November 21, 2012	• Leases of electricity and transmission facilities • Service contract for fixed-line network services • Construction of cell phone facilities • Construction of transmission network facilities	Approved as proposed Approved as proposed Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purpose only.

3.	Shareholders’ Exercises of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

Articles of Incorporation	Description
Article 32 (3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.

Also, neither written or electronic voting system nor minority shareholder rights is applicable.

4.	Affiliated Companies

A.	Capital Investments between Affiliated Companies

(As of September 30, 2012)

Investing company	Invested companies
	SK Corporation	SK Innovation	SK Energy	SK Global Chemical	SK Telecom	SK Networks	SKC	SK E&C	SK Shipping	SK Securities
SK Corporation		33.4%			25.2%	39.1%	42.5%	40.0%	83.1%
SK Innovation			100.0%	100.0%
SK Energy
SK Global Chemical
SK Networks										22.7%
SK Telecom
SK Chemicals						0.02%		25.4%
SKC
SK E&C
SK Gas
SK C&C	31.8%
SK E&S
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet
SK Hynix
Hynix Engineering

Total affiliated companies	31.8%	33.4%	100.0%	100.0%	25.2%	39.2%	42.5%	65.4%	83.1%	22.7%

Investing company	Invested companies
	SK E&S	SK Gas	DOPCO	CCE	YN Energy	Ko-one Energy Service(formerly, Daehan City Gas)	SK Sci-tech	SK Telink	Busan City Gas	Jeonnam City Gas
SK Corporation	94.1%
SK Innovation			41.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom								83.5%
SK Chemicals		45.5%					50.0%
SK C
SK E&C
SK Gas
SK C&C	5.9%
SK E&S				100.0%	100.0%	99.1%			40.0%	100.0%
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet
SK Hynix
Hynix Engineering

Total affiliated companies	100.0%	45.5%	41.0%	100.0%	100.0%	99.1%	50.0%	83.5%	40.0%	100.0%

	Invested companies
Investing company	Gangwon City Gas	JBES	M & Service	SK Wyverns	Infosec	Happynarae (formerly, MRO Korea)	SK Telesys	Encar network	F&U Credit Info	Paxnet
SK Corporation
SK Innovation						42.5%
SK Energy
SK Global Chemical
SK Networks
SK Telecom				100.0%		42.5%			50.0%
SK Chemicals
SK C							50.0%
SK E&C
SK Gas						5.0%
SK C&C					100.0%	5.0%		92.4%
SK E&S	100.0%	100.0%
SK Communications
SK Broadband
SK D&D
SK Marketing & Company			100.0%
SK Lubricant
SK Shipping
SK Planet										59.7%
SK Hynix
Hynix Engineering

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	95.0%	50.0%	92.4%	50.0%	59.7%

	Invested companies
Investing company	SK D&D	Natruck	Loen Entertainment	Independence	SK Mobile Energy	SK Petrochemical	SK Communications	SKN Internet	SKC Air Gas	SKN service
SK Corporation
SK Innovation					100.0%
SK Energy		92.4%
SK Global Chemical						100.0%
SK Networks								100.0%		85.0%
SK Telecom
SK Chemicals
SK C									80.0%
SK E&C	45.0%
SK Gas
SK C&C				100.0%
SK E&S
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet			67.6%				64.6%
SK Hynix
Hynix Engineering

Total affiliated companies	45.0%	92.4%	67.6%	100.0%	100.0%	100.0%	64.6%	100.0%	80.0%	85.0%

Investing company	Invested companies
	Commerce Planet	Real Vest	SKC Solmics Co., Ltd.	SK Broadband	SK M&C	Broadband Media	Broadband CS	UBcare	PyongTaek Energy Service	Wirye Energy Service
SK Corporation
SK Innovation					50.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom				50.6%	50.0%
SK Chemicals								44.0%
SK C			53.7%
SK E&C		100.0%
SK Gas
SK C&C
SK E&S									100.0%	71.0%
SK Communications
SK Broadband						100.0%	100.0%
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet	100.0%
SK Hynix
Hynix Engineering

Total affiliated companies	100.0%	100.0%	53.7%	50.6%	100.0%	100.0%	100.0%	44.0%	100.0%	71.0%

	Invested companies
Investing company	WS Commerce	Incyto	Jeju United FC	MKS Guarantee	PS&Marketing	SK Forest	SK Lubricants	Zicos	MAD Start	Bizen
SK Corporation						100.0%
SK Innovation							100.0%
SK Energy			100.0%
SK Global Chemical
SK Networks	100.0%
SK Telecom					100.0%
SK Chemicals
SK C		100.0%
SK E&C
SK Gas
SK C&C										99.0%
SK E&S
SK Communications
SK Broadband
SK D&D				100.0%
SK Marketing & Company
SK Lubricant								100.0%
SK Shipping
SK Planet									100.0%
SK Hynix
Hynix Engineering

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	99.0%

Investing company	Invested companies
	SK Seentec	Daejeon Pure Water	Gwangju Pure Water	SKW	Television Media Korea	Network O&S	Service Ace	Service Top	SK Pinx	U base Manufacturing Asia
SK Corporation
SK Innovation
SK Energy
SK Global Chemical
SK Networks									100.0%
SK Telecom						100.0%	100.0%	100.0%
SK Chemicals	100.0%
SK C				65.0%
SK E&C		32.0%	42.0%
SK Gas
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant										100.0%
SK Shipping
SK Planet					51.0%
SK Hynix
Hynix Engineering

Total affiliated companies	100.0%	32.0%	42.0%	65.0%	51.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Investing company	Invested companies
	Natruck Friends	Ulsan Aromatics	SK Biofarm	Service-In	SKC Lighting	Gimcheon Energy	SKSM	PMP	LC&C	Speed Motor
SK Corporation			100.0%
SK Innovation
SK Energy	50.0%
SK Global Chemical		50.0%
SK Networks									79.6%	100.0%
SK Telecom
SK Chemicals
SK C					72.2%
SK E&C
SK Gas
SK C&C
SK E&S						50.0%		100.0%
SK Communications				100.0%
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping							100.0%
SK Planet
SK Hynix
Hynix Engineering

Total affiliated companies	50.0%	50.0%	100.0%	100.0%	72.2%	50.0%	100.0%	100.0%	79.6%	100.0%

Investing company	Invested companies
	SK Planet	Highway Star	SK Hynix	Hynix Engineering	HYSTEC	HYLogitec	Hynix Human Resources	QRT Semiconductor	Silicon File	Ami Power
SK Corporation
SK Innovation
SK Energy		100.0%
SK Global Chemical
SK Networks
SK Telecom	100.0%		21.1%
SK Chemicals
SK C
SK E&C
SK Gas
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet
SK Hynix				100.0%	100.0%	100.0%	100.0%		28.8%	100.0%
Hynix Engineering								100.0%

Total affiliated companies	100.0%	100.0%	21.1%	100.0%	100.0%	100.0%	100.0%	100.0%	28.8%	100.0%

VII.	SHAREHOLDERS

1.	Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of September 30, 2012)					(Unit: Shares, %)
			Number of shares owned and ownership ratio
			Beginning of Period		End of Period
Name	Relationship	Type of share	Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Corporation	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	2,000	0.00	2,000	0.00
Sung Min Ha	Officer of affiliated company	Common share	738	0.00	738	0.00
Bang Hyung Lee*	Officer of affiliated company	Common share	200	0.00	0	0.00

Total-		Common share	20,366,490	25.22	20,366,290	25.22

*	Resigned on January 31, 2012.

B.	Overview of the Largest Shareholder

SK Corporation is a holding company and as of September 30, 2012, has nine subsidiaries: SK Innovation Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SKC Co., Ltd., SK Shipping Co., Ltd., SK E&C Co., Ltd., SK E&S Co., Ltd., SK Biofarm Co., Ltd. and SK Forest Co., Ltd.

Details of SK Corporation’s subsidiaries are as follows:

			(Unit: in millions of Won)
Affiliates	Share Holdings	Book Value (million Won)	Industry	Description
SK Innovation Co., Ltd.	33.4%	3,944,657	Energy and Petrochemical	Publicly Listed
SK Telecom Co., Ltd.	25.2%	3,091,125	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.1%	1,165,759	Trading, Energy Sale	Publicly Listed
SKC Co., Ltd.	42.5%	254,632	Synthetic Resin Manufacturing	Publicly Listed
SK E&C Co., Ltd.	40.0%	485,171	Construction	Privately Held
SK Shipping Co., Ltd.	83.1%	607,643	Ocean Freight	Privately Held
SK E&S Co., Ltd.	94.1%	1,026,307	Gas Company Holdings and Power Generation	Privately Held
SK Biofarm Co., Ltd.	100.0%	228,702	Biotechnology	Privately Held
SK Forest Co., Ltd.**	100.0%	60,200	Forestry and landscaping	Privately Held

*	The above share holdings are based on common stock holdings as of September 30, 2012.
**	Acquired from SK E&C on June 29, 2012.

SK Corporation is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Corporation is required to report key management activities of its subsidiaries in accordance with Article 8 of KOSPI Market Disclosure Regulation.

The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets based on the financial statements as of December 31, 2011. SK Innovation Co., Ltd., SK Telecom Co., Ltd. and SK Networks Co., Ltd. are three such subsidiaries.

2.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows.

(As of September 30, 2012)				(Unit: Shares, %)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks

SK Corporation	March 7, 2008	18,751,260	23.09	Purchased 1,085,325 shares from SK Networks on March 7, 2008
	March 13, 2009	18,751,360	23.22	At the 25th General Meeting of Shareholders, elected the CEO, Man Won Jung (who owned 100 shares of the Company’s common stock)
	December 30, 2009	18,755,260	23.23	Man Won Jung, the CEO, purchased 3,900 shares.
	May 26, 2010	18,756,760	23.23	Man Won Jung, the CEO, purchased 1,500 shares
	July 20, 2010	18,756,860	23.23	Man Won Jung, the CEO, purchased 100 shares
	September 17, 2010	18,757,360	23.23	Dal Sup Shim, an Independent Director, purchased 500 shares
	March 11, 2011	18,750,490	23.22	Man Won Jung, SK Telecom’s CEO, resigned Shin Bae Kim, SK C&C’s CEO, resigned
	April 5, 2011	18,749,990	23.22	Dal Sup Shim, an Independent Director, disposed 500 shares
	July 8, 2011	18,749,990	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 5, 2011	18,750,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 23, 2011	18,751,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	December 21, 2011	20,366,490	25.22	SK Corporation purchased 1,615,000 shares
	January 31, 2012	20,366,290	25.22	Retirement of Bang Hyung Lee, a former officer of an affiliated company

*	Shares held are the sum of shares held by SK Corporation and its related parties.

3.	Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of June 30, 2012)		(Unit: shares, %)
		Common share
Rank	Name (title)	Number of shares	Ownership ratio
1	Citibank ADR	23,938,004	29.65
2	SK Corporation	20,363,452	25.22
3	SK Telecom	11,050,712	13.69
Shareholdings under the Employee Stock Ownership Program*		273,729	0.34

*	Shares held as of September 30, 2012.

B.	Shareholder Distribution

(As of June 30, 2012)	(Unit: shares, %)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders *	32,908	99.97%	35,201,362	43.60%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

4.	Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: Won, shares)
Types		September 2012	August 2012	July 2012	June 2012	May 2012	April 2012
Common stock	Highest	152,000	153,000	144,500	142,500	138,500	126,500
	Lowest	144,000	141,000	125,000	134,500	120,500	120,500
Monthly transaction volume		3,529,323	4,472,290	5,328,072	7,871,677	5,027,374	4,468,381

B.	Foreign Securities Market

New York Stock Exchange						(Unit: US$, ADR)
Types		September 2012	August 2012	July 2012	June 2012	May 2012	April 2012
Depository	Highest	15.06	14.80	13.87	12.10	13.59	14.13
Receipt	Lowest	14.39	13.67	12.23	11.38	11.44	13.25
Monthly transaction volume		25,083,680	43,365,272	46,810,072	31,605,816	45,556,433	46,985,251

VIII.	EMPLOYEES AND DIRECTORS

1.	Employees

(As of September 30, 2012)					(Unit: persons, in thousands of Won)
Classification	Number of employees				Average service year	Aggregate wage for the nine months ended September 30, 2012	Average wage per person	Remarks
	Regular employees	Contract employees	Others	Total
Male	3,410	48	—	3,458	12.7	288,367,419	83,391	—
Female	512	68	—	580	10.5	34,505,794	59,493	—
Total	3,922	116	—	4,038	12.4	322,873,213	79,959	3.5% of operating income (on a separate basis)

*	Excludes retirement and severance payments to employees whose employment was terminated before the end of the respective employment periods.

2.	Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

(As of September 30, 3012)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director
Insider Directors	3	9,005	3,002
Independent Directors*	1	64	64
Audit Committee Members	4	241	60

Total	8	9,309	—

*	Excludes independent directors who are Audit Committee members.

IX.	RELATED PARTY TRANSACTIONS

1.	Loans to the Largest Shareholder and Related Persons

None

2.	Transfer of Assets to/from the Largest Shareholder and Other Transactions

A.	Investment and Disposition of Investment

None.

B.	Transfer of Assets

(Units: in millions of Won)

Name (Corporate Name)	Relationship	Details					Remarks
		Transferred Objects	Purpose of Transfer	Date of Transfer	Amount Transferred From Largest Shareholder	Amount Transferred to Largest Shareholder
Encar Network Co., Ltd.	Affiliated Company	Used car sale	Sale of assets not in use	March 21, 2012	—	60	—
Service Ace Co., Ltd.	Affiliated Company	Devices not in use	Sale of assets not in use	July 24, 2012	—	2
Service Ace Co., Ltd.	Affiliated Company	Devices not in use	Sale of assets not in use	July 31, 2012	—	5
SK Networks Co., Ltd. (Seoul branch)	Affiliated Company	Distribution network assets	Sale of assets not in use	August 23, 2012	—	9
PS&Marketing Corporation	Affiliated Company	Distribution network assets	Sale of assets not in use	August 27, 2012	—	1

Total						77	—

3.	Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Persons)

A.	Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Midus and others	Agency	Long-term and short-term loans	118,919	162,456	183,363	98,012	—	—

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Daehan Kanggun BcN Co., Ltd.	Investee	Long-term loans	22,102	—	—	22,102	—	—

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.	Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

None.

B.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
24th Fiscal Year Meeting of Shareholders (March 14, 2008)

1.      Approval of the Financial Statements for the year ended December 31, 2007

2.      Amendment to Articles of Incorporation

3.      Approval of Remuneration Limit for Directors

4.      Election of Directors

•       Election of inside directors

•       Election of independent directors

•       Election of independent directors as Audit Committee member

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Won 12 billion) Approved (Shin Bae Kim, Young Ho Park) Approved (Rak Yong Uhm, Jay Young Chung) Approved (Jae Ho Cho)

25th Fiscal Year Meeting of Shareholders (March 13, 2009)

1.      Approval of the financial statements for the year ended December 31, 2008

2.      Approval of Remuneration Limit for Directors

3.      Amendment to Company Regulation on Executive Compensation

4.      Election of Directors

•       Election of inside directors

•       Election of independent directors

•       Election of independent directors as Audit Committee member

Approved (Cash dividend, Won 8,400 per share) Approved (Won 12 billion) Approved Approved (Jae Won Chey, Man Won Jung) Approved (Hyun Chin Lim) Approved (Hyun Chin Lim)

26th Fiscal Year Meeting of Shareholders (March 12, 2010)

1.      Approval of the financial statements for the year ended December 31, 2009

2.      Amendment to Articles of Incorporation

3.      Approval of Remuneration Limit for Directors

4.      Election of Directors

•       Election of inside directors

•       Election of independent directors

•       Election of independent directors as Audit Committee member

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Won 12 billion) Approved (Ki Haeng Cho) Approved (Dal Sup Shim) Approved (Dal Sup Shim, Jay Young Chung)

Date	Agenda	Resolution
27th Fiscal Year Meeting of Shareholders (March 11, 2011)	1. Approval of the financial statements for the year ended December 31, 2010 2. Approval of Remuneration Limit for Directors	Approved (Cash dividend, Won 8,400 per share) Approved

3.      Amendment to Company Regulation on Executive Compensation

4.      Election of Directors

•      Election of inside directors

•      Election of independent directors

•      Election of independent directors as Audit Committee member

Approved (Won 12 billion) Approved (Sung Min Ha, Jin Woo So) Approved (Rak Young Uhm, Jay Young Chung, Jae Ho Cho) Approved (Jay Young Chung, Jae Ho Cho)
1st Extraordinary Meeting of Shareholders (August 31, 2011)	1. Approval of the Spin-off Plan 2. Election of Directors	Approved (Spin-off of SK Planet) Approved (Jun Ho Kim)

28th Fiscal Year Meeting of Shareholders (March 23, 2012)

1.      Approval of the financial statements for the year ended December 31, 2011

2.      Amendment to Articles of Incorporation

3.      Election of Directors

•      Election of inside directors

•      Election of inside directors

•      Election of independent directors

4.      Election of an independent director as Audit Committee member

5.      Approval of Remuneration Limit for Directors

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Young Tae Kim) Approved (Dong Seob Jee) Approved (Hyun Chin Lim) Approved (Hyun Chin Lim) Approved (Won 12 billion)

2.	Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

(1)	Claim for Copyright License Fees regarding “Coloring” Services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay Won 570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company appealed to the Supreme Court on November 8, 2011. The Company plans to vigorously defend itself in the Supreme Court by supplementing legal analysis relating to the interpretation of legal actions. While the Company does not expect immediate impact on its business and financial condition from the litigation because the judgment amount is Won 570 million and the final outcome of the litigation has not been decided, the Company may be required to pay on-going license fees in the future if it loses in the final judgment.

*	Actual impact on the Company’s business and financial condition from the litigation may be different from the Company’s expectation stated above.

B. Other Matters

(1)	Pledged Assets and Covenants

In 2011, SK Broadband, a consolidated subsidiary of the Company, pledged its real estate and short term financial instruments as collateral for one year in connection with the borrowing by Broadband Media, another consolidated subsidiary. As of September 30, 2012, the amount of real estate provided as collateral was as follows: Won 65 billion to Hana Bank, Won 78 billion to IBK Capital and Won 52 billion to Kookmin Bank; the amount of short term financial instruments provided as collateral was as follows: Won 60 billion to Korea Exchange Bank, Won 35 billion to Hana Bank, Won 34 billion to National Agricultural Cooperative Federation and Won 20 billion to Woori Bank.

In addition, in 2011, SK Broadband, a consolidated subsidiary of the Company, pledged its real estate as collateral for one year in connection with the borrowing by Broadband CS, another consolidated subsidiary. As of September 30, 2012, the amount of real estate provided as collateral was Won 16.9 billion to Kookmin Bank.

SK Broadband, a consolidated subsidiary of the Company, has also provided “geun” mortgage amounting to Won 15.2 billion to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

In 2011, PS&Marketing, a consolidated subsidiary of the Company, entered into a loan agreement to borrow up to Won 40 billion of working capital from Shinhan Bank. In connection with the loan agreement, it pledged Won 52 billion of its inventories to Shinhan Bank as collateral.

As of September 30, 2012, SKY Property Mgmt, Ltd. pledged CNY 519 million of its buildings and land-use rights as collateral to Korea Exchange Bank and China Merchants Bank in connection with a long-term borrowing of CNY 525 million. In the first nine months of 2012, SKY Property Mgmt, Ltd. newly borrowed long-term loans of US$30 million and HKD 234 million from Standard Chartered Bank (HK) Ltd. and pledged its interests in its subsidiary, Shanghai Fujita Tianshan Housing Development Co., Ltd., as collateral.

(2)	Payment Guarantee by the Company

The Company is participating in the tactical aeronautics project of the Defense Acquisition Program Administration of Korea (the “DAPA”), together with Joint Defense Corporation. The Company has guaranteed the payment of Won 4.2 billion that the DAPA has prepaid to Joint Defense Corporation.

[SK Broadband]

A. Material Legal Proceedings

(1)	SK Broadband as the Plaintiff

	(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Claim for Cancellation of Korea Fair Trade Commission’s Penalty Reassessment	September 2009	1,810,000	Pending before Supreme Court
Claim relating to Gangamgu District Office Cable-Burying Project	March 2010	345,271	Pending before Supreme Court
Administrative Proceeding relating to Gangnamgu District Office	April 2010	703,440	Pending before Administrative Court
Claim for Sales Price by Sambo Motors	April 2011	321,200	Pending before Appellate Court
Damages Claims against Golden Young and Others	April 2011	454,267	Pending before District Court
Damages Claim relating to Hyundai Construction	December 2010	561,283	Pending before Appellate Court
Other claims and proceedings	-	163,114

Total	-	4,358,575	-

(2)	SK Broadband as the Defendant

	(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damage Claim by Sun Technology and One Other	October 2011	1,223,778	Pending before Appellate Court
Claim for Return of Unfair Benefit from One Call	October 2010	471,302	Pending before Appellate Court
Damages Claim from Jin Man Cho and One Other	January 2011	200,000	Pending before Appellate Court
Claim for Commission by i-Media Valley and Five Other Companies	July 2010	879,374	Pending before Appellate Court
Claim for Commission by Vialty and Four Other Companies	November 2010	125,000	Pending before District Court
Damage Claim by On-nuri Co., Ltd.	December 2011	101,000	Pending before District Court
Damage Claim by Mac Telecom and Five Other Companies	January 2012	606,000	Pending before District Court
Claim for damages by the Seoul Metropolitan Office of Education	March 2012	100,000	Pending before District Court
Other claims and proceedings	-	74,505	-

Total	-	3,780,959	-

The management believes that the final results of the litigations listed above would not have a material impact on the company’s financial statements. In addition, in 2011, SK Broadband partly lost in a litigation relating to the leak of personal information at the district court, which ordered SK Broadband to pay damages of Won 5,266 million (out of the plaintiffs’ claims of Won 24,689 million), and recognized such damage order as other accounts payable.

(3)	Broadband Media as the Defendant

	(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Claim for commission by i-Media Valley and five other companies	July 2010	300,869	Pending before Appellate Court

Total	-	300,869	-

[SK Communications]

A. Material Legal Proceedings

As of September 30, 2012, the aggregate amount of claims was Won 7,720 million. The management cannot reasonably forecast the outcome of the pending cases.

B. Other Contingent Liabilities

The material payment guarantees provided by third parties to SK Communications as of September 30, 2012 are set forth in the table below.

	(Unit: in thousands of Won)
Financial Institution	Guarantee	Amount
Seoul Guarantee Insurance Company	Prepaid coverage payment guarantee	700,000
Seoul Guarantee Insurance Company	Provisional deposit guarantee insurance for bonds	1,068,051
Seoul Guarantee Insurance Company	Contractual payment guarantee	540,661

[SK Telink]

A. Other Contingent Liabilities

As of September 30, 2012, the management expects that SK Telink will be required to pay damages to the subscribers to the satellite DMB services at the time of discontinuation of SK Telink’s satellite DMB services due to such discontinuation. However, SK Telink did not record any contingent liabilities related to this matter as the amount of damages cannot be reasonably estimated.

[Loen Entertainment]

The following sets forth the important financial agreements Loen Entertainment has entered into as of September 30, 2012.

	(Unit: in thousands of Won)
Financial Institution	Amount	Type of Agreement
Hana Bank	2,000,000	Loan facility

Total	2,000,000	-

[PS&Marketing Corporation]

A. Material Legal Proceedings

As of November 29, 2012, the aggregate amount of the claim for the pending case was Won 24 million. The management cannot reasonably forecast the outcome of the pending case and therefore, has not reflected this matter in the company’s financial statements. In addition, the management believes that the final results of this litigation will not have a material impact on the company’s financial statements.

3.	Status of sanctions, etc.

[SK Telecom]

Due to the Company’s ineffective measures taken with respect to phone numbers that are used for sending illegal unsolicited bulk messages, the Korea Communications Commission, on April 8, 2009, ordered the Company to improve its work procedures.

On September 2, 2009, the Korea Communications Commission ordered the Company to improve its work procedures in a case relating to the obstruction of subscribers’ utilization of wireless Internet services. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 2009.

On October 13, 2009, the Korea Communications Commission imposed on the Company a fine of Won 140 million and a newspaper notice order in a case relating to the subscription for mobile telephone services using national identification numbers of the deceased and the Company’s failure to verify the required documents. The Company implemented the improved work procedures to strengthen identification process at the time of subscription for mobile telephone services in January 2010.

On June 10, 2010, the Korea Communications Commission imposed on the Company a fine of Won 2 billion and issued a correction order for hurting subscribers’ interests relating to USIM uses. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by September 2010.

On September 24, 2010, the Korea Communications Commission imposed on the Company a fine of Won 12.9 billion and issued a correction order for providing discriminatory subsidy to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by January 2011.

On December 2, 2010, the Korea Communications Commission imposed on the Company a fine of Won 6.2 billion and issued a correction order in a case relating to the obstruction of subscribers’ utilization of wireless Internet services. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by March 2011.

On September 19, 2011, the Korea Communications Commission imposed on the Company a fine of Won 6.86 billion and issued a correction order for providing discriminatory subsidy to subscribers. The Company paid the fine and expects to complete the improvement of the procedures in consultation with the Korea Communications Commission by January 2012.

In addition, on January 21, 2009, the Company was sanctioned for unfair business practices with a fine of Won 1,268 million by the Fair Trade Commission of Korea along with a correctional order of its policy of restricting certain rate plan subscribers from using third party portal contents. The Company has paid the fine and has taken efforts to educate applicable divisions of the issue and to improve the level of the voluntary compliance program to comply with fair trade laws to prevent a repeat of the same violation.

On April 8, 2010, the Company received a correctional order from the Fair Trade Commission of Korea for a violation of the Act on Fair Labeling and Advertising relating to 11th Street (the Company’s online shopping mall). In response thereto, the Company has been taking efforts to prevent a repetitive violation including thorough pre-review of the advertising and marketing activities of 11th Street and appropriate education for relevant employees.

On April 22, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 21 of the Electronic Commerce Act and was imposed a fine of Won 5 million. The Company paid the fine and filed a suit disputing the order of the Fair Trade Commission. The suit is currently pending.

On November 11, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 23 of the Fair Trade Act relating to the transfer of patented technology necessary for the supply of relay facilities. The Company has corrected the procedures before receiving the correctional order.

On March 14, 2012, the Company received a correctional order from the Fair Trade Commission of Korea for an alleged violation of Article 23 of the Fair Trade Act relating to the handset subsidy practice and distribution of handsets and was imposed a fine of Won 21,928 million. The Company appealed the order and filed a suit with the administrative court. The suit is currently pending.

On February 6, 2012, the Company received three penalty points and was imposed a fine of Won 3 million from the Korea Exchange for a violation of Article 35 of Korea Exchange’s disclosure rules. The Company paid the fine and has been taking efforts to prevent a repetitive violation.

On June 21, 2012, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated regulations related to the safeguarding of location information. The Company plans to work with the Korea Communications Commission to comply with the correction order by the end of 2012.

On July 4, 2012, the Company received a correctional order and a fine of Won 24,987 million from the Fair Trade Commission of Korea for alleged violation of Article 23 of the Fair Trade Act relating to the payment of system management and operation fees. The Company appealed the order and filed a suit with the administrative court. The suit is currently pending.

A trial of a former director of the Company is pending with respect to the Company’s past transactions.

[SK Broadband]

(1) Violation of the Telecommunications Business Act

•	Date: May 18, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order and a fine of Won 253 million

•

Reason and relevant law: Violation of Article 50, Paragraph 1, Number 5 of the Telecommunications Business Act and Article 50, Paragraph 1 of the related Enforcement Decree for offering discounts outside the terms and conditions of the subscription agreement to certain subscribers and thereby discriminating against certain subscribers

•	Status of implementation: Paid the fine, ceased the prohibitive practice, disclosed receiving the correctional order in a newspaper advertisement and changed business practice to prevent reoccurrence.

•	Company’s plan : Continuous management of the company’s distribution network and improve the company’s distribution structure.

(2) Violation of Accounting Rules

•	Date: January 20, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 54 million from the Korea Communications Commission.

•	Reason and the Relevant Law: Business report for 2010 violated accounting rules under Article 49 of the Telecommunication Business Act.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Will improve accounting management system.

(3) Violation of the Telecommunication Business Act

•	Date: November 23, 2011

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 30 million from the Korea Communications Commission.

•	Reason and the Relevant Law: Violated Telecommunication Business Act by allocating “060” number without prior review and charging fees for the service usage.

•	Status of Implementation: Paid the fine, stopped the prohibited practice, improved operating procedures and reported the results.

•	Company’s Plan: Will improve operating procedures.

(4) Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: July 14, 2011

•	Subject: SK Broadband and a former officer of SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 15 million and the former officer was imposed a fine of Won 5 million.

•

Reason and the Relevant Law: Violated Articles 24 and 62 of the Act on Facilitation of the Use of Information Network and Protection of Information by providing subscribers’ personal information to telemarketers without subscribers’ consents.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Provide education to officers and employees and strengthen internal regulations.

(5) Violation of the Telecommunication Business Act

•	Date: February 21, 2011

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a correction order and a fine of Won 3.2 billion from the Korea Communications Commission.

•

Reason and the Relevant Law: Improperly discriminated subscribers with respect to the fee reduction in the process of acquiring high-speed Internet subscribers. Violated Article 50 of the Telecommunication Business Act and Article 42 of the Enforcement Decree.

•	Status of Implementation: Paid the fine, stopped the prohibited practice, published the sanction on newspapers, improved operating procedures and amended the terms of services.

•	Company’s Plan: Continue to monitor marketing networks, improve marketing procedures, distribute incentive items directly and reduce incentive items.

(6) Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: June 10, 2010

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 10 million.

•

Reason and the Relevant Law: Violated Articles 49 and 62 of the Act on Facilitation of the Use of Information Network and Protection of Information by providing subscribers’ personal information to telemarketers without subscribers’ consents.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Provide education to officers and employees and strengthen internal regulations.

[SK Planet]

On September 25, 2012, SK Planet received advance notice of an administrative action from the Korea Communications Commission relating to the delay in disclosing the change in the largest investor of a broadcasting channel-related company when SK Planet acquired 51% of Television Media Korea shares.

The Korea Communications Commission expects to impose a fine of less than Won 5 million (with the possibility of reducing the fine by up to half) and SK Planet intends to pay the fine once imposed.

[SK Communications]

On July 31, 2008, SK Communications was imposed a fine of Won 125 million by the Fair Trade Commission of Korea in connection with the preparation for the Fair Trade Commission’s field inspection. SK Communications has paid the fine and has taken efforts to prevent a repeat of the same violation, including education of the relevant personnel.

4.	Important Matters That Occurred After September 30, 2012

[SK Telecom]

(1) Bond offering

On September 27, 2012, the Company’s board of directors resolved to issue foreign currency-denominated bonds. The Company issued U.S. dollar-denominated bonds in an aggregate amount of USD 700,000,000 on November 1, 2012.

(2) Sale of POSCO shares

On October 8, 2012, the Company sold 1,240,655 shares of POSCO common stock, which had been recorded as non-current assets held for sale as of September 30, 2012.

[SK Broadband]

(1) Bond offering

On September 27, 2012, the board of directors of SK Broadband resolved to issue two tranches of unsecured bonds in the principal amounts of Won 130 billion and Won 120 billion, respectively. The two tranches of unsecured bonds were issued on October 12, 2012 and the proceeds of the offerings were used to repay commercial paper and for general working capital purposes. The maturities and annual interest rates of the two tranches are October 12, 2015 with an annual interest rate of 3.14% and October 12, 2017 with an annual interest rate of 3.27%, respectively.

(2) Merger

On October 25, 2012, the board of directors of SK Broadband resolved to merge Broadband CS Co., Ltd. (“Broadband CS”), SK Broadband’s wholly-owned subsidiary, into SK Broadband after Broadband CS sold its customer service business to Service Ace Co., Ltd. The merger is expected to be effective as of December 26, 2012 and the expected merger registration date is December 28, 2012.

5.	Use of Proceeds

A.	Use of Proceeds from Public Offerings

•	Not applicable.

B.	Use of Proceeds from Private Offerings

(Unit: In millions of Won)
Classification	Closing Date	Proceeds	Planned Use of Proceeds	Actual Use of Proceeds	Reasons for Change
Convertible Bonds	April 7, 2009	437,673	Refinancing of convertible bonds issued in May 2004	Refinancing and working capital	-

SK TELECOM CO., LTD.

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2012

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), expressed in Korean won, which comprise the condensed consolidated interim statement of financial position as of September 30, 2012, the condensed consolidated interim statements of income and comprehensive income for the three-month and nine-month periods ended September 30, 2012, the condensed consolidated interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

We did not review the financial statements of SK Broadband Co., Ltd., a domestic subsidiary, two other domestic subsidiaries and an associate, whose financial statements constitute 25.8% of consolidated total assets as of September 30, 2012, and 15.2% of consolidated operating revenue for the nine-month period ended September 30, 2012. Those financial statements were reviewed by other auditors whose reports have been furnished to us, and our report, insofar as it relates to the amounts included for those subsidiaries and associate, is based solely on the reports of those other auditors.

Management’s responsibility for the condensed interim financial statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, ’Interim Financial Reporting’, and for such internal controls as management determines are necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’.

Highlights

As discussed in note 3, the Group early adopted amendments to K-IFRS No.1001, ‘Presentation of Financial Statements’ as of September 30, 2012 and presents discontinued operation as discussed in note 34. The Group retrospectively restated the condensed consolidated interim statements of income for the three-month and nine-month periods ended September 30, 2011, presented for comparative purposes.

Other matters

The condensed consolidated statements of income and comprehensive income for the three-month and nine-month periods ended September 30, 2011, and the condensed consolidated statements of changes in equity and cash flows for the nine-month period ended September 30, 2011, were reviewed by other auditors and their report thereon, dated November 24, 2011, stated that nothing has come to their attention that causes them to believe that the condensed consolidated interim financial statements referred to above were not prepared, in all material respects, in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’. The accompanying condensed consolidated interim statements of income and comprehensive income of the Group for the three-month and nine-month periods ended September 30, 2011, presented for comparative purposes, are not different from those reviewed by other auditors in all material respects, except for the retrospective restatement due to the early adoption of the amendments and discontinued operation, as noted above.

In addition, the consolidated statement of financial position of the Group as of December 31, 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors and their report thereon, dated March 13, 2012, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2011, presented for comparative purposes, is not different from that audited by other auditors in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed consolidated interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 9, 2012

This report is effective as of November 9, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD.

Unaudited Condensed Consolidated Statements of Financial Position

As of September 30, 2012 and December 31, 2011

(In millions of won)	Note	September 30, 2012		December 31, 2011

Assets
Current Assets:
Cash and cash equivalents	30,31	₩	1,168,091	1,650,794
Short-term financial instruments	5,30,31,33		469,508	979,564
Short-term investment securities	8,30,31		89,062	94,829
Accounts receivable - trade, net	6,30,31,32		1,950,202	1,823,170
Short-term loans, net	6,30,31,32		91,582	100,429
Accounts receivable - other, net	6,30,31,32		544,188	908,836
Prepaid expenses			104,229	118,200
Income tax refund receivables	28		645	—
Derivative financial assets	20,30,31		79,160	148,038
Inventories, net	7,33		238,606	219,590
Non-current assets held for sale	9		595,296	—
Advanced payments and other	6,30,31,32		112,611	74,029

Total Current Assets			5,443,180	6,117,479

Non-Current Assets:
Long-term financial instruments	5,30,31,33		139	7,628
Long-term investment securities	8,9,30,31		1,002,933	1,537,945
Investments in associates	10		4,718,241	1,384,605
Property and equipment, net	9,11,32,33		9,072,883	9,030,998
Investment property	9,12		222,373	271,086
Goodwill	13		1,740,149	1,749,933
Intangible assets	14		2,739,298	2,995,803
Long-term loans, net	6,30,31,32		73,033	95,565
Long-term accounts receivable - other	6,30,31		—	5,393
Long-term prepaid expenses	33		537,971	567,762
Guarantee deposits	6,30,31,32		234,164	245,218
Long-term derivative financial assets	20,30,31		90,483	105,915
Deferred tax assets	28		159,979	227,578
Other non-current assets	6,30,31		23,670	23,128

Total Non-Current Assets			20,615,316	18,248,557

Total Assets		₩	26,058,496	24,366,036

See accompanying notes to the unaudited condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Unaudited Condensed Consolidated Statements of Financial Position, Continued

As of September 30, 2012 and December 31, 2011

(In millions of won)	Note	September 30, 2012		December 31, 2011

Liabilities and Equity
Current Liabilities:
Short-term borrowings	15,30,31	₩	552,849	700,713
Current portion of long-term debt, net	15,16,18,30,31		366,877	1,662,841
Accounts payable - trade	30,31,32		399,993	195,391
Accounts payable - other	30,31,32		1,327,132	1,507,877
Withholdings	30,31		732,979	496,860
Accrued expenses	30,31,33		1,175,599	744,673
Income tax payable	28		—	293,725
Unearned revenue			264,818	290,791
Derivative financial liabilities	20,30,31		—	4,645
Provisions	17		380,633	657,198
Advanced receipt and other	32		111,503	118,876

Total Current Liabilities			5,312,383	6,673,590

Non-Current Liabilities:
Debentures, net, excluding current portion	15,30,31		4,687,319	3,229,009
Long-term borrowings, excluding current portion	15,30,31		2,169,506	323,852
Long-term payables - other	16,30,31,32		713,564	847,496
Long-term unearned revenue			209,291	212,172
Finance lease liabilities	18,30,31		26,926	41,940
Defined benefit obligation	19		117,165	85,941
Long-term derivative financial liabilities	20,30,31		27,998	—
Long-term provisions	17		161,802	142,361
Other non-current liabilities	30,31,32		73,613	76,966

Total Non-Current Liabilities			8,187,184	4,959,737

Total Liabilities			13,499,567	11,633,327

Equity
Share capital	1,21		44,639	44,639
Capital deficit and other capital adjustments	21,22		(290,660)	(285,347)
Retained earnings	23		11,610,756	11,642,525
Reserves	24		175,800	260,064

Equity attributable to owners of the Parent Company			11,540,535	11,661,881
Non-controlling interests			1,018,394	1,070,828

Total Equity			12,558,929	12,732,709

Total Liabilities and Equity		₩	26,058,496	24,366,036

See accompanying notes to the unaudited condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Unaudited Condensed Consolidated Statements of Income

For the three and nine-month periods ended September 30, 2012 and 2011

(In millions of won except for per share data)	Note	September 30, 2012			September 30, 2011 (Restated)
		Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Continuing operations
Operating revenue:	4,32
Revenue		₩	4,125,516	12,103,091	4,045,352	11,968,129

Operating expense:	32
Labor cost			309,389	957,839	292,625	859,589
Commissions paid			1,592,886	4,555,558	1,404,791	4,172,829
Depreciation and amortization			614,745	1,770,625	608,443	1,758,073
Network interconnection			286,168	855,787	322,345	964,589
Leased line			121,748	353,507	127,731	352,060
Advertising			92,818	262,372	117,071	257,623
Rent			105,708	312,976	97,984	290,919
Cost of products that have been resold			418,530	989,300	244,720	648,244
Other operating expenses	25		282,830	829,576	268,908	764,510

Sub-total			3,824,822	10,887,540	3,484,618	10,068,436

Operating income	3,4		300,694	1,215,551	560,734	1,899,693

Finance income	27		29,601	141,038	73,783	388,509
Finance costs	27		(113,565)	(323,881)	(100,357)	(251,400)
Gains (losses) related to investments in subsidiaries associates, net	1,10		4,941	(40,656)	(1,383)	(22,092)
Other non-operating income	3,26		14,584	32,445	17,006	34,736
Other non-operating expenses	3,26		(40,915)	(123,833)	(33,386)	(88,832)

Income before income tax		₩	195,340	900,664	516,397	1,960,614

See accompanying notes to the unaudited condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Unaudited Condensed Consolidated Statements of Income, Continued

For the three and nine-month periods ended September 30, 2012 and 2011

(In millions of won except for per share data)	Note	September 30, 2012			September 30, 2011 (Restated)
		Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Income tax expense from continuing operations	28	₩	19,806	170,489	122,829	541,473

Net income from continuing operations			175,534	730,175	393,568	1,419,141

Discontinued operation
Income (loss) from discontinued operation, net of income taxes	34		102	(133,602)	(9,681)	(32,550)

Net income for the period	4	₩	175,636	596,573	383,887	1,386,591

Attributable to :
Owners of the Parent Company		₩	178,872	628,692	386,166	1,396,494
Non-controlling interests			(3,236)	(32,119)	(2,279)	(9,903)

Earnings per share
Basic earnings per share	29	₩	2,566	9,021	5,478	19,698

Diluted earnings per share	29	₩	2,566	8,800	5,333	19,160

Earnings per share - Continuing operations
Basic earnings per share	29	₩	2,568	10,669	5,624	20,176

Diluted earnings per share	29	₩	2,568	10,395	5,475	19,623

See accompanying notes to the unaudited condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2012 and 2011

(In millions of won)	Note	September 30, 2012			September 30, 2011
		Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Net income for the period		₩	175,636	596,573	383,887	1,386,591

Other comprehensive income (loss)
Net change in unrealized fair value of available-for-sale financial assets	24		12,392	(38,107)	(198,482)	(376,631)
Net change in other comprehensive income of investments in associates	10,24		(24,699)	(17,522)	13,867	5,023
Net change in unrealized fair value of derivatives	20,24		(13,875)	(14,769)	(22,031)	(18,744)
Foreign currency translation differences for foreign operations	24		(21,962)	(24,459)	69,408	46,361
Actuarial gains(losses), net, on defined benefit obligations	19		680	(4,266)	1,090	(7,134)

			(47,464)	(99,123)	(136,148)	(351,125)

Total comprehensive income		₩	128,172	497,450	247,739	1,035,466

Total Comprehensive Income Attributable to:
Owners of the Parent Company		₩	138,370	539,100	228,707	1,030,793
Non-controlling interests			(10,198)	(41,650)	19,032	4,673

See accompanying notes to the unaudited condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Unaudited Condensed Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2012 and 2011

(In millions of won)
	Controlling interest						Non-controlling interests	Total equity
	Share capital		Capital deficit and other capital adjustments	Retained earnings	Reserves	Sub-total
Balance, January 1, 2011	₩	44,639	(78,953)	10,721,249	643,056	11,329,991	1,078,008	12,407,999
Cash dividends		—	—	(668,293)	—	(668,293)	(2,226)	(670,519)
Treasury stock		—	(208,012)	—	—	(208,012)	—	(208,012)
Total comprehensive income
Net income (loss)		—	—	1,396,494	—	1,396,494	(9,903)	1,386,591
Other comprehensive income (loss)		—	—	(7,199)	(358,503)	(365,702)	14,577	(351,125)
Changes in subsidiaries		—	5,868	—	—	5,868	3,055	8,923

Balance, September 30, 2011	₩	44,639	(281,097)	11,442,251	284,553	11,490,346	1,083,511	12,573,857

Balance, January 1, 2012	₩	44,639	(285,347)	11,642,525	260,064	11,661,881	1,070,828	12,732,709
Cash dividends		—	—	(655,133)	—	(655,133)	(2,133)	(657,266)
Total comprehensive income
Net income (loss)		—	—	628,692	—	628,692	(32,119)	596,573
Other comprehensive loss		—	—	(5,328)	(84,264)	(89,592)	(9,531)	(99,123)
Changes in subsidiaries		—	(5,313)	—	—	(5,313)	(8,651)	(13,964)

Balance, September 30, 2012	₩	44,639	(290,660)	11,610,756	175,800	11,540,535	1,018,394	12,558,929

See accompanying notes to the unaudited condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Unaudited Condensed Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2012 and 2011

(In millions of won)	Note	2012		2011

Cash flows from operating activities:
Cash generated from operating activities
Net income for the period		₩	596,573	1,386,591
Adjustments for income and expenses	35		2,547,459	2,431,971
Changes in assets and liabilities related to operating activities	35		483,852	1,246,222

Sub-total			3,627,884	5,064,784
Interest received			70,287	123,575
Dividends received			28,310	27,425
Interest paid			(272,553)	(241,622)
Income tax paid			(369,583)	(567,259)

Net cash provided by operating activities			3,084,345	4,406,903

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			502,990	—
Decrease in short-term investment securities, net			14,182	112,000
Collection of short-term loans			189,476	145,439
Proceeds from disposal of long-term financial instruments			5,000	3
Proceeds from disposal of long-term investment securities			58,922	258,158
Proceeds from disposal of investments in associates			1,898	5,141
Proceeds from disposal of property and equipment			10,234	21,947
Proceeds from disposal of intangible assets			6,589	2,767
Collection of long-term loans			8,783	29,260
Decrease of deposits			6,556	—
Proceeds from disposal of other non-current assets			640	1,136
Proceeds from disposal of a subsidiary			88,641	1,000

Sub-total			893,911	576,851
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(393,086)
Increase in other investment securities, net			(2,000)	—
Increase in short-term loans			(163,785)	(182,486)
Increase in long-term loans			(2,523)	(4,901)
Increase in long-term financial instruments			(12)	(7,650)
Acquisition of long-term investment securities			(36,146)	(254,365)
Acquisition of investments in associates			(3,132,690)	(61,896)
Acquisition of property and equipment			(2,144,752)	(1,756,705)
Acquisition of investment property			—	(60,801)
Acquisition of intangible assets			(84,529)	(74,752)
Increase in deposits			(4,186)	—
Increase in other non-current assets			(1,838)	(2,562)
Acquisition of business, net of cash acquired			—	(13,626)
Decrease in cash due to disposal			(11,560)	—

Sub-total			(5,584,021)	(2,812,830)

Net cash used in investing activities			(4,690,110)	(2,235,979)

See accompanying notes to the unaudited condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Unaudited Condensed Consolidated Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2012 and 2011

(In millions of won)	Note	2012		2011

Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		₩	1,791,386	1,206,434
Issuance of debentures			1,086,992	438,035
Proceeds from long-term borrowings			2,059,779	95,492
Cash inflows from settlement of derivatives			1,619	—
Cash inflows from other financial activities			92	—
Increase in cash from the consolidated capital transaction			—	6,457

Sub-total			4,939,868	1,746,418
Cash outflows for financing activities:
Repayment of short-term borrowings			(1,937,255)	(574,247)
Repayment of current portion of long-term debt			(100,464)	(550,943)
Repayment of debentures			(888,124)	(332,160)
Repayment of long-term borrowings			(207,948)	(500,000)
Cash outflows from transaction of derivatives			(5,415)	(17,695)
Payment of finance lease liabilities			(15,204)	—
Payment of dividends			(657,266)	(668,293)
Acquisition of treasury stock			—	(208,012)
Capital reduction of a subsidiary			(1,025)	—

Sub-total			(3,812,701)	(2,851,350)

Net cash provided by (used in) financing activities			1,127,167	(1,104,932)

Net increase (decrease) in cash and cash equivalents			(478,598)	1,065,992
Cash and cash equivalents at beginning of the period			1,650,794	659,405
Effects of exchange rate changes on cash and cash equivalents			(4,105)	3,323

Cash and cash equivalents at end of the period		₩	1,168,091	1,728,720

See accompanying notes to the unaudited condensed consolidated interim financial statements.

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2012, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
Tradewinds Global Investors, LLC	3,241,956	4.01
Institutional investors and other minority stockholders	46,089,591	57.08
Treasury stock	11,050,712	13.69

Total number of shares	80,745,711	100.00

These unaudited condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co, Ltd. is the ultimate controlling entity of the Parent Company because it has de facto control of the Parent Company. An entity is viewed to have de facto control when the balance of holdings is dispersed and the other shareholders have not organized their interests in such a way that they exercise more votes than the minority holder.

(2)	List of subsidiaries

The list of subsidiaries as of September 30, 2012 and December 31, 2011 is as follows:

			Ownership(%)
Subsidiary	Location	Primary business	Sep. 30, 2012	Dec. 31, 2011
SK Telink Co., Ltd.	Korea	Telecommunication service	83.5	83.5
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
PAXNet Co., Ltd.	Korea	Internet website services	59.7	59.7
Loen Entertainment, Inc.	Korea	Release of music disc	67.6	67.6
Stonebridge Cinema Fund	Korea	Investment association	57.0	57.0
Ntreev Soft Co., Ltd.	Korea	Game software production	—	63.7
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.	Korea	Telecommunication services	50.6	50.6
Broadband D&M Co., Ltd.(*1)	Korea	Base station maintenance service	—	100.0
Broadband Media Co., Ltd.	Korea	Multimedia TV portal service	100.0	100.0
Broadband CS Co., Ltd.	Korea	Customer Q&A and Service	100.0	100.0
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II(*2)	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

			Ownership(%)
Subsidiary	Location	Primary business	Sep. 30, 2012	Dec. 31, 2011
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0
Service-In Co., Ltd.	Korea	Database & on-line information service	100.0	100.0
SK Planet Co., Ltd.	Korea	Telecommunication service and new media business	100.0	100.0
SK Telecom China Holdings Co., Ltd.	China	Equity investment	100.0	100.0
SKY Property Mgmt. Ltd.	China	Real Estate Investment	60.0	60.0
Shenzhen E-eye High Tech Co., Ltd.	China	Manufacturing	65.5	65.5
SK China Real Estate Co., Ltd.	Hong Kong	Real Estate Investment	99.4	99.4
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
YTK Investment Ltd.	Cayman	Investment Association	100.0	100.0
Atlas Investment	Cayman	Investment Association	100.0	100.0
Technology Innovation Partners, LP	Cayman	Investment Association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment Association	100.0	100.0

(*1)	Broadband D&M Co., Ltd. was merged into SK Broadband Co., Ltd. as of September 26, 2012 based on one-to-zero ratio of merger through the capital increase without consideration.
(*2)	Name of the company has been changed from Benex Focus Limited Partnership II to Fitech Focus Limited Partnership II during the nine-month period ended September 30, 2012.

In accordance with the accounting policy relating to the scope of consolidation, small-sized subsidiaries including IM Shopping Inc. were excluded from the list of subsidiaries as the effects on the financial statements are not material considering both individual and overall quantitative and qualitative effects, although the Group has ownership interests of more than 50% on those subsidiaries.

1.	Reporting Entity, Continued

(3)	Financial information of subsidiaries

Financial information of subsidiaries as of and for the nine-month period ended September 30, 2012 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Net income (loss)
SK Telink Co., Ltd.	₩	310,029	208,699	101,330	256,863	(87,298)
SK Communications Co., Ltd.		301,358	86,730	214,628	154,023	(19,190)
PAXNet Co., Ltd.		32,420	10,123	22,297	25,449	(194)
Loen Entertainment, Inc.		173,099	48,783	124,316	137,007	19,944
Stonebridge Cinema Fund		22,478	78	22,400	53	5,235
Commerce Planet Co., Ltd.		33,087	34,648	(1,561)	35,799	(15)
SK Broadband Co., Ltd.		2,984,582	1,596,001	1,388,581	1,799,111	16,996
Broadband D&M Co., Ltd.(*1)		—	—	—	33,472	(206)
Broadband Media Co., Ltd.		65,777	340,445	(274,668)	63,959	(7,747)
Broadband CS Co., Ltd.		6,262	17,885	(11,623)	53,159	181
K-net Culture and Contents Venture Fund		44,897	—	44,897	—	(645)
Fitech Focus Limited Partnership II(*2)		23,196	283	22,913	—	(3,635)
Open Innovation Fund		44,306	429	43,877	—	(391)
PS&Marketing Corporation		461,429	325,013	136,416	1,173,071	(8,336)
Service Ace Co., Ltd.		46,476	20,375	26,101	107,876	4,236
Service Top Co., Ltd.		41,988	20,286	21,702	101,990	8,004
Network O&S Co., Ltd.		75,116	49,483	25,633	207,500	7,022
BNCP Co., Ltd.		23,733	8,161	15,572	21,232	(1,485)
Service-In Co., Ltd.		1,442	926	516	8,400	128
SK Planet Co., Ltd.		1,612,312	332,515	1,279,797	760,212	32,172
SK Telecom China Holdings Co., Ltd.		35,282	825	34,457	18,183	459
SKY Property Mgmt. Ltd.(*3)		800,602	308,760	491,842	53,010	6,817
Shenzhen E-eye High Tech Co., Ltd.		20,266	2,216	18,050	6,809	(706)
SKT Vietnam PTE. Ltd.		40,212	9,346	30,866	1,000	(935)
SKT Americas, Inc.		31,330	240	31,090	8,163	(9,287)
YTK Investment Ltd.		64,359	—	64,359	—	—
Atlas Investment(*4)		50,567	302	50,265	—	(1,727)

(*1)	Broadband D&M Co., Ltd. was merged into SK Broadband Co., Ltd. as of September 26, 2012 based on one-to-zero ratio of merger through the capital increase without consideration.
(*2)	Name of the company has been changed from Benex Focus Limited Partnership II to Fitech Focus Limited Partnership II during the nine-month period ended September 30, 2012.
(*3)	The financial information of Sky Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.
(*4)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

1.	Reporting Entity, Continued

(3)	Financial information of subsidiaries, Continued

Financial information of subsidiaries as of and for the year ended December 31, 2011 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Net income (loss)
SK Telink Co., Ltd.	₩	420,829	228,687	192,142	416,545	35,269
SK Communications Co., Ltd.		319,948	84,282	235,666	260,573	(5,041)
PAXNet Co., Ltd.		33,949	11,461	22,488	32,770	(2,347)
Loen Entertainment, Inc.		157,104	48,386	108,718	167,176	21,398
Stonebridge Cinema Fund		18,506	196	18,310	3	1,069
Ntreev Soft Co., Ltd.		37,529	17,304	20,225	54,725	8,707
Commerce Planet Co., Ltd.		49,729	51,057	(1,328)	74,982	(556)
SK Broadband Co., Ltd.		3,318,699	1,945,825	1,372,874	2,285,845	19,272
Broadband D&M Co., Ltd.		11,872	7,399	4,473	46,418	(49)
Broadband Media Co., Ltd.		89,915	356,816	(266,901)	64,867	(32,214)
Broadband CS Co., Ltd.		6,948	18,744	(11,796)	73,935	63
K-net Culture and Contents Venture Fund		48,057	16	48,041	—	(113)
Fitech Focus Limited Partnership II(*1)		21,663	285	21,378	—	(10,358)
Open Innovation Fund		44,716	432	44,284	—	(427)
PS&Marketing Corporation		289,062	143,883	145,179	1,078,668	(31,820)
Service Ace Co., Ltd.		43,447	21,669	21,778	129,350	1,365
Service Top Co., Ltd.		37,165	23,255	13,910	122,580	1,829
Network O&S Co., Ltd.		80,249	61,555	18,694	199,642	5,646
BNCP Co., Ltd.		28,631	11,397	17,234	17,846	1,877
Service-In Co., Ltd.		3,247	759	2,488	6,225	(12)
SK Planet Co., Ltd.		1,677,730	423,903	1,253,827	279,466	11,014
SK Telecom China Holdings Co., Ltd.		36,810	2,442	34,368	26,939	(232)
SKY Property Mgmt. Ltd.(*2)		820,639	317,038	503,601	51,204	6,386
Shenzhen E-eye High Tech Co., Ltd.		23,569	3,744	19,825	13,740	2,007
SKT Vietnam PTE. Ltd.		42,539	9,769	32,770	5,519	205
SKT Americas, Inc.		42,681	1,280	41,401	18,468	(14,604)
YTK Investment Ltd.		51,218	—	51,218	—	—
Atlas Investment(*3)		50,643	530	50,113	—	(2,056)

(*1)	Name of the company has been changed from Benex Focus Limited Partnership II to Fitech Focus Limited Partnership II during the nine-month period ended September 30, 2012.
(*2)	The financial information of Sky Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.
(*3)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

There are no subsidiaries that were newly acquired during the nine-month period ended September 30, 2012 and the list of subsidiary that is newly excluded during the same period is as follows:

Subsidiary	Reason
Ntreev Soft Co., Ltd.(*1)	The Parent Company sold its investment during the period.
Broadband D&M Co., Ltd.(*2)	Merged into SK Broadband Co., Ltd. during the period.

(*1)	The Parent Company sold 2,064,970 shares (ownership interest of 63.7%) of its investment to NCsoft Corporation and recognized a gain on the disposal of ₩ 66,006 million during the nine-month period ended September 30, 2012, which is included in gains(losses) related to investments in associates, net, in the accompanying condensed consolidated interim statements of income.
(*2)	As of September 26, 2012, Broadband D&M Co., Ltd. was merged into SK Broadband Co., Ltd. by contribution of the net assets of Broadband D&M Co., Ltd. to SK Broadband Co., Ltd.

2.	Basis of Preparation

(1)	Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’ as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2011. These unaudited condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(2)	Use of estimates and judgments

The preparation of the unaudited condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2011.

(3)	Common control transactions

SK Holdings Co, Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Parent Company because it has de facto control of the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these unaudited condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2011. The following changes in accounting policy are also expected to be reflected in the Group’s consolidated financial statements as of and for the year ended December 31, 2012.

(1)	Changes in accounting policy

- Presentation of financial statements

The Group early adopted the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ from the interim period ended September 30, 2012. Pursuant to the amended K-IFRS No. 1001, the Group’s operating income is calculated as operating revenue less operating expense and is presented separately in the accompanying condensed consolidated interim statements of income. The Group retrospectively applied the amendment and the related impact of the adoption is presented in note 3 (2) below.

(2)	Impact of change in accounting policy

The impact of adopting the amendment to K-IFRS No. 1001 is as below:

(In millions of won)	September 30, 2012			September 30, 2011
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Operating income before adoption of the amendment	₩	274,363	1,124,163	544,354	1,845,597
Differences:
Other non-operating income
Fees revenues		(1,026)	(1,987)	(1,990)	(2,587)
Gain on disposal of property and equipment and intangible assets		(2,138)	(4,970)	(1,361)	(5,296)
Others		(11,420)	(25,488)	(13,655)	(26,853)

		(14,584)	(32,445)	(17,006)	(34,736)
Other non-operating expense
Impairment loss on property and equipment and intangible assets		5,850	9,719	—	1,559
Loss on disposal of property and equipment and intangible assets		7,154	10,134	6,125	14,099
Donations		4,207	45,216	15,795	46,635
Bad debt for accounts receivable - other		4,986	28,026	1,615	4,761
Others		18,718	30,738	9,851	21,778

		40,915	123,833	33,386	88,832

Operating income after adoption of the amendment	₩	300,694	1,215,551	560,734	1,899,693

4.	Operating Segments

The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are: 1) cellular services, which include cellular voice service, wireless data service and wireless internet services, and 2) fixed-line telecommunication services, which include telephone services, internet services, and leased line services. All other operating segments, which include the Group’s Internet portal services and other operations, that do not meet the quantitative thresholds to be considered reportable segments are presented as Other.

(1) Segment information as of and for the nine-month period ended September 30, 2012 is as follows:

(In millions of won)
	Cellular services		Fixed-line telecommunication services	Other	Total segments	Consolidation adjustments	Consolidated amount
Total sales	₩	10,763,934	2,206,565	1,229,341	14,199,840	(2,096,749)	12,103,091
Internal sales		965,481	560,536	570,732	2,096,749	(2,096,749)	—
External sales		9,798,453	1,646,029	658,609	12,103,091	—	12,103,091
Operating income		1,125,869	39,501	50,181	1,215,551	—	1,215,551
Interest income		45,062	14,093	20,304	79,459	—	79,459
Interest expense		(230,645)	(61,152)	(10,542)	(302,339)	—	(302,339)
Depreciation and amortization		(1,248,116)	(433,990)	(88,519)	(1,770,625)	—	(1,770,625)
Gain (loss) related to investments in associates, net		(30,350)	1,342	(11,648)	(40,656)	—	(40,656)
Income tax benefit (expense) from continuing operations		(164,397)	9,404	(15,496)	(170,489)	—	(170,489)
Net income (loss)		662,003	(90,503)	25,073	596,573	—	596,573
Total assets		23,116,767	3,372,434	3,349,851	29,839,052	(3,780,556)	26,058,496
Total liabilities		10,922,843	2,164,119	844,364	13,931,326	(431,759)	13,499,567

4.	Operating Segments, Continued

(2) Segment information as of and for the nine-month period ended September 30, 2011 is as follows:

(In millions of won)
	Cellular services		Fixed-line telecommunication services	Other	Total segments	Consolidation adjustments	Consolidated amount
Total sales	₩	10,600,403	2,007,824	520,588	13,128,815	(1,160,686)	11,968,129
Internal sales		632,182	423,362	105,142	1,160,686	(1,160,686)	—
External sales		9,968,221	1,584,462	415,446	11,968,129	—	11,968,129
Operating income		1,808,986	58,568	32,139	1,899,693	—	1,899,693
Interest income		114,526	10,810	7,620	132,956	—	132,956
Interest expense		(141,668)	(77,127)	(6,141)	(224,936)	—	(224,936)
Depreciation and amortization		(1,303,691)	(427,002)	(27,380)	(1,758,073)	—	(1,758,073)
Gain(Loss) related to investments in associates, net		(6,808)	(409)	(14,875)	(22,092)	—	(22,092)
Income tax expense from continuing operations		(520,716)	(13,040)	(7,717)	(541,473)	—	(541,473)
Net income (loss)		1,391,796	(21,893)	16,688	1,386,591	—	1,386,591
Total assets		19,861,710	3,506,938	1,990,601	25,359,249	(2,216,337)	23,142,912
Total liabilities		7,916,652	2,202,254	691,612	10,810,518	(241,463)	10,569,055

Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. Since there are no intersegment sales of inventory, there is no unrealized intersegment profit to be eliminated on consolidation.

The Group principally operates its business in its domestic market in Korea and the amounts outside of Korea are immaterial, therefore no entity-wide geographical information is presented.

5.	Restricted Deposits

Deposits which are restricted in use as of September 30, 2012 and December 31, 2011 are summarized as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Short-term financial instruments(*)	₩	235,437	232,462
Long-term financial instruments(*)		89	7,589

	₩	235,526	240,051

(*)	These financial instruments include financial instruments restricted in use for certain commitments that are non-cancellable until maturity.

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	September 30, 2012
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	₩	2,183,076	(232,874)	1,950,202
Short-term loans		93,525	(1,943)	91,582
Accounts receivable - other		607,098	(62,910)	544,188
Accrued income		52,200	(142)	52,058
Others		433	—	433

		2,936,332	(297,869)	2,638,463
Non-current assets:
Long-term loans		103,563	(30,530)	73,033
Guarantee deposits		234,164	—	234,164
Long-term accounts receivable - trade		13,501	—	13,501

		351,228	(30,530)	320,698

	₩	3,287,560	(328,399)	2,959,161

6.	Trade and Other Receivables, Continued

(In millions of won)	December 31, 2011
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	₩	2,063,611	(240,441)	1,823,170
Short-term loans		102,693	(2,264)	100,429
Accounts receivable - other		953,821	(44,985)	908,836
Accrued income		21,989	(142)	21,847
Others		462	—	462

		3,142,576	(287,832)	2,854,744
Non-current assets:
Long-term loans		126,553	(30,988)	95,565
Long-term accounts receivable - other		5,393	—	5,393
Guarantee deposits		245,218	—	245,218
Long-term accounts receivable - trade		12,471	—	12,471

		389,635	(30,988)	358,647

	₩	3,532,211	(318,820)	3,213,391

(2)	The movement in allowance for doubtful accounts in respect of trade and other receivables during the nine-month periods ended September 30, 2012 and 2011 was as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2012		September 30, 2011
Balance at January, 1	₩	318,820	327,382
Increase of bad debt		64,298	56,550
Reversal of allowance for doubtful accounts		(5,395)	(1,737)
Write-offs		(69,250)	(51,480)
Others(*)		19,926	18,739

Balance at September, 30	₩	328,399	349,454

(*)	Others include collection of receivables written-off, net exchange differences and changes in consolidation scope.

6.	Trade and Other Receivables, Continued

(3)	Details of trade and other receivables, overdue but not impaired, and impaired accounts receivable as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012			December 31, 2011
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Accounts receivable	₩	1,715,533	839,319	1,417,574	1,287,607
Overdue but not impaired accounts receivable		60,080	2,448	34,030	32,144
Impaired accounts receivable		420,964	249,216	624,478	136,378

		2,196,577	1,090,983	2,076,082	1,456,129
Allowance for doubtful accounts		(232,874)	(95,525)	(240,441)	(78,379)

	₩	1,963,703	995,458	1,835,641	1,377,750

The Group establishes the allowance for doubtful accounts based on the likelihood of recoverability of accounts receivable based on the aging of accounts receivable at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012			December 31, 2011
	Accounts receivable - trade		Accounts receivable - other	Accounts receivable - trade	Accounts receivable - other
Less than 1 month	₩	10,867	383	9,125	15,384
1 ~ 3 months		10,838	473	8,063	3,147
3 ~ 6 months		12,074	39	4,124	713
More than 6 months		26,301	1,553	12,718	12,900

	₩	60,080	2,448	34,030	32,144

7.	Inventories

Details of Inventories as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012				December 31, 2011
	Acquisition cost		Write- down of inventory	Carrying amount	Acquisition cost	Write- down of inventory	Carrying amount
Merchandise	₩	227,373	(3,542)	223,831	216,452	(4,551)	211,901
Finished goods		3,626	(679)	2,947	3,371	(547)	2,824
Work in process		385	—	385	286	—	286
Raw materials and supplies		11,503	(60)	11,443	4,630	(51)	4,579

	₩	242,887	(4,281)	238,606	224,739	(5,149)	219,590

8.	Investment Securities

(1)	Details of short-term investment securities as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Beneficiary certificates(*)	₩	85,581	91,539
Current portion of long-term investment securities		3,481	3,290

	₩	89,062	94,829

(*)	The distributions arising from beneficiary certificates as of September 30, 2012 were accounted for as accrued income.

(2)	Details of long-term investment securities as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Equity securities:
Marketable equity securities(*1)	₩	613,909	1,100,847
Unlisted equity securities		99,629	97,397
Equity investments		242,923	281,877

		956,461	1,480,121
Debt securities:
Public bonds(*2)		421	413
Investment bonds(*3)		49,532	60,701

		49,953	61,114

Total		1,006,414	1,541,235
Less current portion of long-term investment securities		(3,481)	(3,290)

Long-term investment securities	₩	1,002,933	1,537,945

(*1)	During the nine-month period ended September 30, 2012, shares in POSCO with carrying amount of ₩ 453,459 million were classified as non-current assets held for sale.
(*2)	Details of maturity for the public bonds as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Less than 1 year	₩	45	45
1 ~ 5 years		376	368

	₩	421	413

8.	Investment Securities, Continued

(*3)	The Group classified convertible bonds of NanoEnTek, Inc. (carrying amount as of September 30, 2012: ₩ 15,793 million), which were acquired during the year ended December 31, 2011, as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income (loss).

On February 2, 2012, SK Communications Co., Ltd, a subsidiary of the Parent Company, disposed ₩ 20,000 million of convertible securities issued by Etoos Co., Ltd. to Shinhan the 2nd Private Investment Company for ₩ 19,000 million. In relation to this transaction, the Group recognized a gain on the disposal of available-for-sale financial assets of ₩ 2,812 million.

9.	Non-current Assets Held for Sale

(1)	Long-term investment securities

During the nine-month period ended September 30, 2012, 1,240,655 shares in POSCO were classified as non-current assets held for sale in accordance with a resolution of the Board of Directors on September 26, 2012. The Board of Directors planned to dispose the investment securities in order to secure investment resources for financial structure improvement and future growth, and the investment securities were disposed on October 8, 2012. Non-current assets held for sale as of September 30, 2012 are as follows:

(In millions of won)
September 30, 2012
Long-term investment securities	₩	453,459

The above investment securities are measured at fair value and the difference between fair value and carrying amount of ₩ 287,129 million is recognized as net change in fair value of available-for-sale financial assets in other comprehensive income.

(2)	Property and equipment, and investment property

During the nine-month period ended September 30, 2012, part of property and equipment, and investment property were classified as non-current assets held for sale in accordance with the decision of management. Management planned to dispose of these assets in order to secure investment resources for financial structure improvement and future growth, and expected the assets to be sold by December 2012. Non-current assets held for sale as of September 30, 2012 are as follows:

(In millions of won)
	September 30, 2012
Property and equipment	₩	108,377
Investment property		33,460

	₩	141,837

Non-current assets held for sale are measured at carrying amount which is lesser of fair value less cost to sell or carrying amount.

10.	Investments in Associates

(1)	Investments in associates accounted for using the equity method as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won, except for share data)
	September 30, 2012					December 31, 2011
	Number of shares	Ownership (%)	Acquisition cost		Carrying amount	Carrying amount
SK Marketing & Company Co., Ltd.	5,000,000	50.0	₩	190,000	138,149	128,320
SK China Company Ltd.	720,000	22.5		49,529	43,044	48,488
SK USA, Inc.	49	49.0		3,184	4,777	4,534
Fitech Sector Limited Partnership IV(*1)	2,500	49.7		25,000	25,722	24,907
F&U Credit information Co., Ltd.	300,000	50.0		2,410	5,265	3,565
Korea IT Fund(*2)	190	63.3		190,000	227,048	230,980
JYP Entertainment Corporation	691,680	25.5		4,150	4,301	4,008
Konan Technology	78,550	29.5		13,456	4,116	4,760
Etoos Co., Ltd.(*3)	701,000	15.6		18,993	13,100	13,928
BMC Digital Culture Contents Fund	100	39.8		10,000	7,543	8,415
Wave City Development Co., Ltd.(*3)	382,000	19.1		1,967	—	1,124
IBKC-bmc Cultural Contents Fund	—	25.0		2,500	2,310	2,326
Hanhwa No.2 Daisy Entertainment Investment Fund	—	20.0		2,000	1,131	1,165
BMC Korea Movie Fund	135	46.6		13,500	15,340	13,926
HanaSK Card Co., Ltd.	57,647,058	49.0		400,000	384,229	396,553
Television Media Korea Ltd.(*4)	18,564,000	51.0		18,568	12,431	15,262
Candle Media Co., Ltd.	21,620,360	44.3		33,746	22,183	11,814
NanoEnTek, Inc.(*3)	1,807,130	9.3		11,000	9,553	10,470
UNISK(Beijing) Information Technology Co., Ltd.	49	49.0		3,475	6,527	5,886
PT. Melon Indonesia	4,900,000	49.0		6,492	4,447	5,326
Packet One Network	1,151,556	28.2		137,751	90,780	103,409
Mobile Money Venture, LLC	—	50.0		12,762	877	983
SK Technology Innovation Company	—	49.0		85,873	72,580	75,974
LightSquared Inc.(*3)	3,387,916	3.3		72,096	—	49,441
SK Industrial Development China Co., Ltd.	72,952,360	35.0		83,691	80,465	83,691
HappyNarae Co., Ltd.(*1)	680,000	42.0		12,250	12,530	12,250
SK Hynix Inc.(*5)	146,100,000	21.1		3,374,726	3,336,345	—
SK MENA Investment B.V.(*6)	—	32.1		14,485	14,261	—
SK Latin America Investment(*7)	—	32.1		14,243	14,243	—
Gemini(*8)	—	20.0		6,108	6,108	—
TR Entertainment and others	—	—		204,539	158,836	123,100

			₩	5,018,494	4,718,241	1,384,605

10.	Investments in Associates, Continued

(*1)	Name of the company has been changed from Benex Sector Limited Partnership IV and MRO Korea Co., Ltd. to Fitech Sector Limited Partnership IV and HappyNarae Co., Ltd., respectively, during the nine-month period ended September 30, 2012.

(*2)	Investment in Korea IT Fund was classified as investment in associates as the Group has less than 50% of voting rights under the contract.
(*3)	The Group classified the investments in Etoos Co., Ltd., Wave City Development Co., Ltd., NanoEnTek, Inc., and LightSquared Inc., as investments in associates as the Group can exercise significant influence on these investees through participation of their board of directors even though the Group has less than 20% of equity interests in those investees.
(*4)	The Group classified the investments in Television Media Korea Ltd. as investments in associates as the entity is considered a joint venture.
(*5)	The Group acquired 146,100,000 shares (ownership interest of 21.1%) of SK Hynix Inc. through purchase of existing shares and subscription of new shares at February 14, 2012.
(*6)	The Group acquired 32.1% of ownership interest of SK MENA Investment B.V. during the nine-month period ended September 30, 2012.
(*7)	The Group acquired 32.1% of ownership interest of SK Latin America Investment during the nine-month period ended September 30, 2012.
(*8)	The Group acquired 20.0% of ownership interest of Gemini during the nine-month period ended September 30, 2012.

(2)	The market price of investments in listed associates as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won, except for share and per share data)
	September 30, 2012				December 31, 2011
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
Candle Media Co., Ltd.	₩	1,360	21,620,360	29,404	1,435	11,010,280	15,800
NanoEnTek, Inc.		4,074	1,807,130	7,362	4,160	1,807,130	7,518
SK Hynix Inc.		22,750	146,100,000	3,323,775	—	—	—

10.	Investments in Associates, Continued

(3)	The condensed financial information of the investees as of and for the nine-month periods ended September 30, 2012 and 2011 is as follows:

(In millions of won)
	As of and for the nine-month period ended September 30, 2012
	Total assets		Total liabilities	Total equity	Revenue	Net income (loss) for the period
SK Marketing & Company Co., Ltd.	₩	747,973	471,675	276,298	513,076	20,253
SK China Company Ltd.		235,318	19,517	215,801	58,095	1,206
SK USA, Inc.		19,459	9,709	9,750	7,945	374
Fitech Sector Limited Partnership IV(*1)		52,001	481	51,520	1,929	553
F&U Credit information Co., Ltd.		16,815	7,208	9,607	48,646	3,521
Korea IT Fund		358,652	—	358,652	8,154	2,091
JYP Entertainment Corporation		17,392	11,956	5,436	17,343	2,324
Konan Technology		13,538	3,897	9,641	7,136	(2,244)
Etoos Co., Ltd.		97,779	70,990	26,789	87,805	4,224
BMC Digital Culture Contents Fund		21,134	121	21,013	337	(109)
Wave City Development Co., Ltd.		123,028	132,150	(9,122)	—	(1,363)
IBKC-bmc Cultural Contents Fund		9,297	58	9,239	131	(66)
Hanhwa No.2 Daisy Entertainment Investment Fund		5,807	150	5,657	32	(169)
BMC Korea Movie Fund		33,075	122	32,953	3,451	3,038
HanaSK Card Co., Ltd.		9,638,788	8,945,168	693,620	770,435	(19,531)
Television Media Korea Ltd.		30,015	6,112	23,903	887	78
Candle Media Co., Ltd.		32,499	3,934	28,565	10,011	(4,111)
NanoEnTek, Inc.		46,817	20,889	25,928	8,996	(3,351)
UNISK(Beijing) Information Technology Co., Ltd.		25,015	11,778	13,237	16,070	1,645
PT. Melon Indonesia		9,927	852	9,075	849	(1,131)
Packet One Network		305,373	239,409	65,964	86,794	(33,720)
Mobile Money Venture, LLC		1,818	32	1,786	—	(95)
SK Technology Innovation Company		168,817	22,209	146,608	3,739	(5,695)
LightSquared Inc.		4,484,504	3,125,885	1,358,619	8,343	(162,631)
SK Industrial Development China Co., Ltd.		330,568	(100,668)	431,236	—	8,247
HappyNarae Co., Ltd.(*1)		38,599	28,938	9,661	104,648	687
SK Hynix Inc.(*2)		19,221,984	9,435,542	9,786,442	7,443,823	(322,489)
SK MENA Investment B.V.		43,682	2	43,680	—	55
SK Latin America Investment		43,593	17	43,576	—	1,008
Gemini		32,109	9,849	22,260	1,344	(1,361)

10.	Investments in Associates, Continued

(*1)	Name of the company has been changed from Benex Sector Limited Partnership IV and MRO Korea Co., Ltd. to Fitech Sector Limited Partnership IV and HappyNarae Co., Ltd., respectively, during the nine-month period ended September 30, 2012.
(*2)	Financial information of SK Hynix Inc. used when applying the equity method represents financial information after the acquisition date, February 14, 2012 and revenue and net loss for the period recognized from the acquisition date to September 30, 2012 are ₩ 6,491,912 million and ₩ 235,242 million, respectively.

(In millions of won)
	As of and for the year ended December 31, 2011
	Total assets		Total liabilities	Total equity	Revenue	Net income (loss) for the period
SK Marketing & Company Co., Ltd.	₩	753,508	496,867	256,641	652,749	21,543
SK China Company, Ltd.		281,579	58,124	223,455	43,526	4,542
SK USA, Inc.		20,184	10,932	9,252	10,623	(2,133)
Fitech Sector Limited Partnership IV(*)		50,357	478	49,879	—	(1,717)
F&U Credit information Co., Ltd.		13,511	7,303	6,208	50,554	110
Korea IT Fund		364,706	—	364,706	—	10,502
JYP Entertainment Corporation		17,467	14,424	3,043	17,722	407
Konan Technology		15,507	3,622	11,885	11,790	651
Etoos Co., Ltd.		69,994	67,889	2,105	107,174	(743)
BMC Digital Culture Contents Fund		21,288	166	21,122	187	(621)
Wave City Development Co., Ltd.		129,768	123,882	5,886	431	(1,399)
IBKC-bmc Cultural Contents Fund		9,387	82	9,305	638	106
Hanhwa No.2 Daisy Entertainment Investment Fund		5,877	51	5,826	92	(1,518)
BMC Korea Movie Fund		30,068	153	29,915	4,690	1,019
HanaSK Card Co., Ltd.		9,810,720	9,094,326	716,394	849,719	25,593
Television Media Korea Ltd.		34,606	5,150	29,456	4,919	(6,481)
Candle Media Co., Ltd.		25,978	5,588	20,390	27,494	(5,650)
NanoEnTek, Inc.		52,649	20,379	32,270	13,088	(8,809)
UNISK(Beijing) Information Technology Co., Ltd.		20,401	8,388	12,013	16,028	1,202
PT. Melon Indonesia		12,112	1,242	10,870	803	(1,860)
Packet One Network		269,362	197,049	72,313	99,918	(72,307)
Mobile Money Venture, LLC		2,191	227	1,964	6,294	1,189
SK Technology Innovation Company		159,745	4,695	155,050	—	(11,556)
LightSquared Inc.		4,647,136	3,125,885	1,521,251	33,374	(669,558)
HappyNarae Co., Ltd.(*)		31,335	22,095	9,240	124,986	1,001

(*)	Name of the company has been changed from Benex Sector Limited Partnership IV and MRO Korea Co., Ltd. to Fitech Sector Limited Partnership IV and HappyNarae Co., Ltd., respectively, during the nine-month period ended September 30, 2012.

10.	Investments in Associates, Continued

(4)	Details of changes in investments in associates accounted for using the equity method for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2012
	Beginning balance		Acquisition	Disposal	Share of profits (losses)	Other comprehensive income	Impairment loss	Other increase (decrease)	Ending balance
SK Marketing & Company Co., Ltd.	₩	128,320	—	—	10,963	(1,134)	—	—	138,149
SK China Company, Ltd.		48,488	—	—	69	(5,513)	—	—	43,044
SK USA, Inc.		4,534	—	—	328	(85)	—	—	4,777
Fitech Sector Limited Partnership IV(*)		24,907	—	—	283	532	—	—	25,722
F&U Credit information Co., Ltd.		3,565	—	—	1,700	—	—	—	5,265
Korea IT Fund		230,980	—	—	(3,502)	320	—	(750)	227,048
JYP Entertainment Corporation		4,008	—	—	351	(58)	—	—	4,301
Konan Technology		4,760	—	—	(644)	—	—	—	4,116
Etoos Co., Ltd.		13,928	—	—	(828)	—	—	—	13,100
BMC Digital Culture Contents Fund		8,415	—	—	(872)	—	—	—	7,543
Wave City Development Co., Ltd.		1,124	—	—	(1,124)	—	—	—	—
IBKC-bmc Cultural Contents Fund		2,326	—	—	(16)	—	—	—	2,310
Hanhwa No.2 Daisy Entertainment Investment Fund		1,165	—	—	(34)	—	—	—	1,131
BMC Korea Movie Fund		13,926	—	—	1,414	—	—	—	15,340
HanaSK Card Co., Ltd.		396,553	—	—	(10,758)	(1,566)	—	—	384,229
Television Media Korea Ltd.		15,262	—	—	(2,831)	—	—	—	12,431
Candle Media Co., Ltd.		11,814	8,000	(2,146)	4,160	308	—	47	22,183
NanoEnTek, Inc.		10,470	—	—	(1,010)	93	—	—	9,553
UNISK(Beijing) Information Technology Co., Ltd.		5,886	—	—	1,021	(380)	—	—	6,527
PT. Melon Indonesia		5,326	—	—	(468)	(411)	—	—	4,447
Packet One Network		103,409	—	—	(13,473)	844	—	—	90,780
Mobile Money Venture, LLC		983	—	—	(77)	—	—	(29)	877
SK Technology Innovation Company		75,974	—	—	(3,368)	(26)	—	—	72,580
LightSquared Inc.		49,441	—	—	(10,571)	1,513	(40,383)	—	—
SK Industrial Development China Co., Ltd.		83,691	—	—	(856)	(2,370)	—	—	80,465
HappyNarae Co., Ltd.(*)		12,250	—	—	292	(12)	—	—	12,530
SK Hynix Inc.		—	3,374,725	—	(29,550)	(8,830)	—	—	3,336,345
SK MENA Investment B.V.		—	14,485	—	16	(240)	—	—	14,261
SK Latin America Investment		—	14,243	—	—	—	—	—	14,243
Gemini		—	6,108	—	—	—	—	—	6,108
TR Entertainment and others		123,100	44,415	(1,850)	(4,835)	(593)	—	(1,401)	158,836

	₩	1,384,605	3,461,976	(3,996)	(64,220)	(17,608)	(40,383)	(2,133)	4,718,241

10.	Investments in Associates, Continued

(*)	Name of the company has been changed from Benex Sector Limited Partnership IV and MRO Korea Co., Ltd. to Fitech Sector Limited Partnership IV and HappyNarae Co., Ltd., respectively, during the nine-month period ended September 30, 2012.

(In millions of won)
	For the nine-month period ended September 30, 2011
	Beginning balance		Acquisition	Disposal	Share of profits (losses)	Other comprehensive income	Dividends	Other increase (decrease)	Ending balance
SK Marketing & Company Co., Ltd.	₩	117,905	—	—	6,343	820	—	(265)	124,803
SK China Company, Ltd.		46,573	—	—	(159)	1,677	—	—	48,091
SK USA, Inc.		5,972	—	—	(360)	209	—	—	5,821
Fitech Sector Limited Partnership IV(*)		24,953	—	—	(1,089)	(213)	—	—	23,651
F&U Credit information Co., Ltd.		4,529	—	—	(117)	—	(1,000)	—	3,412
Korea IT Fund		226,633	—	—	10,406	(467)	—	—	236,572
JYP Entertainment Corporation		4,150	—	—	(135)	—	—	—	4,015
Konan Technology		4,410	—	—	(327)	(1)	—	—	4,082
Etoos Co., Ltd.		14,339	—	—	229	299	—	—	14,867
BMC Digital Culture Contents Fund		8,925	—	—	(392)	—	—	—	8,533
Wave City Development Co., Ltd.		1,392	—	—	(210)	—	—	—	1,182
IBKC-bmc Cultural Contents Fund		2,292	—	—	91	—	—	—	2,383
Hanhwa No.2 Daisy Entertainment Investment Fund		2,008	—	—	(554)	—	—	—	1,454
BMC Korea Movie Fund		13,977	—	—	75	—	—	—	14,052
HanaSK Card Co., Ltd.		386,417	—	—	6,186	(156)	—	290	392,737
BNCP Co., Ltd.		7,264	—	—	—	—	—	—	7,264
Television Media Korea Ltd.		18,568	—	—	(2,013)	—	—	—	16,555
Candle Media Co., Ltd.		19,313	1,000	—	(1,651)	7	—	179	18,848
NanoEnTek, Inc.		—	11,000	—	(490)	(23)	—	(18)	10,469
UNISK(Beijing) Information Technology Co., Ltd.		4,714	—	—	483	684	—	—	5,881
PT. Melon Indonesia		6,210	—	—	(783)	286	—	—	5,713
Packet One Network		116,160	17,895	—	(20,485)	(27)	—	3,006	116,549
Mobile Money Venture, LLC		3,206	—	(2,739)	617	—	—	(49)	1,035
SK Technology Innovation Company		25,052	—	—	(2,542)	698	—	—	23,208
Lightsquared Inc.		72,096	—	—	(17,405)	2,091	—	—	56,782
SK Wyverns Baseball Club Co., Ltd. and others		67,634	32,001	(3,715)	(200)	(115)	—	2,946	98,551

	₩	1,204,692	61,896	(6,454)	(24,482)	5,769	(1,000)	6,089	1,246,510

(*)	Name of the company has been changed from Benex Sector Limited Partnership IV to Fitech Sector Limited Partnership IV during the nine-month period ended September 30, 2012.

10.	Investments in Associates, Continued

(5)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of September 30, 2012 are as follows:

(In millions of won)	Unrealized loss			Unrealized change in equity
	Nine-month period ended Sep. 30		Accumulated	Nine-month period ended Sep. 30	Accumulated
SK Wyverns Baseball Club Co., Ltd.	₩	—	1,099	—	—
ULand Company Limited		—	496	—	50
Wave City Development Co., Ltd.		1,659	1,659	—	—
Cyworld Holdings Hong Kong and others		—	2,937	—	333

	₩	1,659	6,191	—	383

11.	Property and Equipment

(1)	Property and equipment as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012					December 31, 2011
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount	Carrying amount
Land	₩	692,891	—	—	692,891	730,361
Buildings		1,379,033	(489,171)	—	889,862	989,078
Structures		631,746	(309,813)	—	321,933	301,115
Machinery		22,209,363	(16,182,202)	(122,266)	5,904,895	5,493,572
Other		1,549,851	(966,511)	(461)	582,879	711,461
Construction in progress		680,423	—	—	680,423	805,411

	₩	27,143,307	(17,947,697)	(122,727)	9,072,883	9,030,998

11.	Property and Equipment, Continued

(2)	Changes in property and equipment for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2012
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment(*)	Classified as held for sale	Change of consolidation scope	Ending balance
Land	₩	730,361	569	(1,052)	5,740	—	—	(42,727)	—	692,891
Buildings		989,078	1,020	(1,040)	5,594	(39,251)	—	(65,539)	—	889,862
Structures		301,115	30,854	(4)	15,305	(25,226)	—	(111)	—	321,933
Machinery		5,493,572	299,541	(3,469)	1,518,874	(1,295,597)	(108,026)	—	—	5,904,895
Other		711,461	1,122,986	(11,712)	(1,145,313)	(92,539)	(449)	—	(1,555)	582,879
Construction in progress		805,411	689,782	(810)	(803,898)	—	(10,062)	—	—	680,423

	₩	9,030,998	2,144,752	(18,087)	(403,698)	(1,452,613)	(118,537)	(108,377)	(1,555)	9,072,883

(*)	The Group recognized ₩ 108,889 million of impairment loss on property and equipment in relation to the discontinuance of the Digital Multimedia Broadcasting service and included the amount in profit (loss) from discontinued operation.

(In millions of won)
	For the nine-month period ended September 30, 2011
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Classified as held for sale	Ending balance
Land	₩	707,970	2,109	(1,947)	22,434	—	—	730,566
Buildings		1,018,508	15,611	(6,005)	2,317	(39,822)	—	990,609
Structures		242,125	23,262	(734)	6,851	(23,527)	—	247,977
Machinery		5,167,143	167,757	(14,393)	976,419	(1,292,851)	(25)	5,004,050
Other		570,187	927,739	(3,202)	(618,212)	(75,828)	(61)	800,623
Construction in progress		447,480	817,417	(8,061)	(821,712)	—	—	435,124

	₩	8,153,413	1,953,895	(34,342)	(431,903)	(1,432,028)	(86)	8,208,949

12.	Investment Property

(1)	Investment property as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012				December 31, 2011
	Acquisition cost		Accumulated depreciation	Carrying amount	Carrying amount
Land	₩	12,694	—	12,694	23,153
Buildings		273,639	(63,960)	209,679	247,933

	₩	286,333	(63,960)	222,373	271,086

12.	Investment Property, Continued

(2)	Changes in investment property for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2012
	Beginning balance		Transfer	Depreciation	Classified as held for sale	Ending balance
Land	₩	23,153	278	—	(10,737)	12,694
Buildings		247,933	(9,264)	(6,267)	(22,723)	209,679

	₩	271,086	(8,986)	(6,267)	(33,460)	222,373

(In millions of won)	For the nine-month period ended September 30, 2011
	Beginning balance		Acquisition	Transfer	Depreciation	Ending balance
Land	₩	19,670	—	2,306	—	21,976
Buildings		177,637	60,801	16,568	(4,912)	250,094

	₩	197,307	60,801	18,874	(4,912)	272,070

(3)	Details of fair value of investment property as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012			December 31, 2011
	Carrying amount		Fair value	Carrying amount	Fair value
Land	₩	12,694	15,753	23,153	40,540
Buildings		209,679	227,744	247,933	272,794

	₩	222,373	243,497	271,086	313,334

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

13.	Goodwill

(1)	Goodwill as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Goodwill related to acquisition of Shinsegi Telecom, Inc.	₩	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		75,470	85,254

	₩	1,740,149	1,749,933

13.	Goodwill, Continued

(2)	Details of changes in goodwill for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2012		September 30, 2011
Beginning balance	₩	1,749,933	1,736,649
Goodwill increase (decrease) due to acquisition (disposal)		(9,685)	18,389
Other increase (decrease)(*)		(99)	2

	₩	1,740,149	1,755,040

(*)	Other increase (decrease) represents effects of exchange rate change in relation to the foreign subsidiaries.

14.	Intangible Assets

(1)	Intangible assets as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012					December 31, 2011
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount	Carrying amount
Frequency use rights	₩	2,851,137	(1,091,209)	(2,907)	1,757,021	1,889,102
Land use rights		43,893	(26,674)	—	17,219	19,327
Industrial rights		93,692	(32,956)	(6)	60,730	59,473
Development costs		174,393	(150,285)	(6,526)	17,582	20,961
Facility usage rights		139,722	(75,724)	—	63,998	69,491
Customer relations		99,466	(25,576)	—	73,890	141,819
Memberships(*1)		116,404	—	—	116,404	117,711
Other(*2)		2,484,685	(1,838,735)	(13,496)	632,454	677,919

	₩	6,003,392	(3,241,159)	(22,935)	2,739,298	2,995,803

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Group built and donated to a university which in turn the Group is given rights-to-use for a definite number of years.

14.	Intangible Assets, Continued

(2)	Details of changes in intangible assets for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2012
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment (*)	Change of consolidation scope	Ending balance
Frequency use rights	₩	1,889,102	16,660	—	—	(145,834)	(2,907)	—	1,757,021
Land use rights		19,327	3,167	(80)	—	(5,195)	—	—	17,219
Industrial rights		59,473	4,045	—	599	(3,333)	(6)	(48)	60,730
Development costs		20,961	1,832	—	—	(5,211)	—	—	17,582
Facility usage rights		69,491	681	(92)	13	(6,095)	—	—	63,998
Customer relations		141,819	249	—	—	(68,178)	—	—	73,890
Memberships		117,711	3,325	(3,848)	—	—	—	(784)	116,404
Other		677,919	62,579	(3,003)	122,237	(216,309)	(9,260)	(1,709)	632,454

	₩	2,995,803	92,538	(7,023)	122,849	(450,155)	(12,173)	(2,541)	2,739,298

(*)	The Group recognized ₩ 12,101 million of impairment loss on intangible assets in relation to the frequency use rights of the discontinuance of Digital Multimedia Broadcasting service and included the amount in profit (loss) from discontinued operation.

(In millions of won)
	For the nine-month period ended September 30, 2011
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Classified as held for sale	Ending balance
Frequency use rights	₩	709,043	—	—	404,970	(109,768)	—	—	1,004,245
Land use rights		17,551	4,720	(53)	—	(4,201)	—	—	18,017
Industrial rights		60,740	1,440	(1)	323	(2,787)	—	—	59,715
Development costs		26,470	3,779	—	(510)	(6,617)	(459)	(2,966)	19,697
Facility usage rights		73,760	4,278	(86)	36	(5,943)	(777)	—	71,268
Customer relations		226,940	98	—	—	(69,225)	—	—	157,813
Memberships		111,736	6,310	(2,440)	—	—	—	—	115,606
Other		658,716	54,127	(544)	99,598	(259,838)	(323)	(46)	551,690

	₩	1,884,956	74,752	(3,124)	504,417	(458,379)	(1,559)	(3,012)	1,998,051

14.	Intangible Assets, Continued

(3)	The carrying amount and residual useful lives of major intangible assets as of September 30, 2012 are as follows:

(In millions of won)
	Amount		Description	Residual useful lives
W-CDMA license	₩	413,875	Frequency use rights relating to W-CDMA service		(*1)
W-CDMA license		69,322	Frequency use rights relating to W-CDMA service		(*2)
800MHz license		354,760	Frequency use rights relating to CDMA and LTE service		(*3)
1.8GHz license		903,777	Frequency use rights relating to LTE service		(*4)
WiBro license		—	WiBro service		(*5)
WiBro license		15,289	WiBro service		(*6)
Customer relationships related to acquisition of SK Broadband Co., Ltd.		65,149	Customer relationships	1 year and 3 months

(*1)	The Group purchased the W-CDMA license from Korea Communication Commission (“KCC”) on December 4, 2001. Amortization of the W-CDMA license commenced once the Group began its commercial W-CDMA services on December 29, 2003, under a straight-line basis over the remaining useful life of the license. The W-COMA license will expire in December 2016.
(*2)	The Group purchased the additional W-CDMA license from KCC in May 2010. Amortization of the additional W-CDMA license commenced once the Group started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-COMA license will expire in December 2016.
(*3)	The Group purchased 800MHz license from KCC in June 2011. Amortization of the 800MHz license commenced once the Group started its related commercial CDMA and LTE services on July 1, 2011, under a straight-line basis over the remaining useful life of the 800MHz license. The 800MHz license will expire in June 2021.
(*4)	The Group purchased 1.8GHz license from KCC in December 2011. Amortization of the 1.8GHz license commenced once the Group started its related commercial LTE services in July 2012, under a straight-line basis over the remaining useful life of the 1.8GHz license. The 1.8GHz license will expire in December 2021.

(*5)	The WiBro license was used for seven years from the purchase date when the Group started its commercial WiBro services on March 30, 2005. The amortization is completed during the nine-month period ended September 30, 2012 as the useful life matures.
(*6)	The Group additionally purchased WiBro license in March 2012. Amortization of this WiBro license commenced when the Group started its commercial WiBro services on March 30, 2012, under a straight line basis over the remaining useful life. This WiBro license will expire in March 2019.

15.	Borrowings and Debentures

(1)	Short-term borrowings as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won and thousands of U.S. dollars)
	Lender	Annual interest rate (%)	September 30, 2012		December 31, 2011
Commercial paper	Woori Bank, etc.	3.78 ~ 3.85	₩	200,000		200,000
Short-term borrowings (Korean won)	Kookmin Bank, etc.	4.00 ~ 6.65		316,495		394,033
Short-term borrowings (Foreign currency)	SK China Company, Ltd.	—	(USD	36,354 32,500)	(USD	106,680 92,500)

			₩	552,849		700,713

(2) Long-term borrowings as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Chinese yuan and thousands of Hong Kong dollars)
Lender	Annual interest rate (%)	Maturity	September 30, 2012		December 31, 2011
Bank of Communications (*1,2)	6M Libor + 0.29	Oct. 10, 2013	₩ (USD	33,558 30,000)	(USD	34,599 30,000)
Bank of China(*1)	6M Libor + 0.29	Oct. 10, 2013	(USD	22,372 20,000)	(USD	23,066 20,000)
DBS Bank(*1)	6M Libor + 0.29	Oct. 10, 2013	(USD	27,965 25,000)	(USD	28,833 25,000)
SMBC(*1)	6M Libor + 0.29	Oct. 10, 2013	(USD	27,965 25,000)	(USD	28,833 25,000)
China Merchants Bank	5.35	Jan. 27, 2018	(CNY	63,668 360,000)	(CNY	65,893 360,000)
Korea Exchange Bank	5.18	Jan. 28, 2015	(CNY	29,181 165,000)	(CNY	31,116 170,000)
Hana Bank HK(*3)	3M Libor + 3.2	Mar. 3, 2014	(USD	83,895 75,000)	(USD	86,498 75,000)
SCB Bank HK(*3)	3M Libor + 3.3	Nov. 3, 2014	(USD	33,558 30,000)		—
SCB Bank HK(*3)	3M Libor + 3.3	Nov. 3, 2014	(HKD	33,477 234,000)		—
Kookmin Bank and 13 others	4.48	Feb. 14, 2015		1,800,000		—
Kookmin Bank	3.56	Jun. 15, 2012		—		1,977
Korea Development Bank	3.56	Jun. 17, 2013		2,644		5,288
Korea Development Bank	3.56	Jun. 16, 2014		5,766		8,237
Shinhan Bank	3.56	Jun. 15, 2015		9,417		10,273
Kookmin Bank	3.56	Jun. 15, 2016		9,749		9,749
Kookmin Bank	3.56	Mar. 15, 2017		5,996		—

Sub-total				2,189,211		334,362
Less present value discount on long-term borrowings				(9,529)		—

				2,179,682		334,362
Less current portion of long-term borrowings				(10,176)		(10,510)

Long-term borrowings			₩	2,169,506		323,852

15.	Borrowings and Debentures, Continued

(*1)	As of September 30, 2012, 6M Libor rate is 0.64%.
(*2)	As of September 30, 2012, the Group’s lender is Bank of Communications as Credit Agricole transferred the loans to Bank of Communications during the nine-month period ended September 30, 2012.
(*3)	As of September 30, 2012, 3M Libor rate is 0.36%.

(3)	Debentures as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Japanese Yen, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	September 30, 2012		December 31, 2011
Unsecured private bonds	Refinancing	2016	5.00	₩	200,000		200,000
Unsecured private bonds	fund	2013	4.00		200,000		200,000
Unsecured private bonds		2014	5.00		200,000		200,000
Unsecured private bonds(*1)		2012	3M Euro Yen Libor + 0.55	(JPY	180,140 12,500,000)	(JPY	185,645 12,500,000)
Unsecured private bonds	Other fund	2015	5.00		200,000		200,000
Unsecured private bonds		2018	5.00		200,000		200,000
Unsecured private bonds		2013	6.92		250,000		250,000
Unsecured private bonds		2016	5.54		40,000		40,000
Unsecured private bonds		2012	3M Euro Yen Libor + 2.50		—	(JPY	44,555 3,000,000)
Unsecured private bonds		2016	5.92		230,000		230,000
Unsecured private bonds		2012	3M Euro Yen Tibor + 2.50		—	(JPY	74,258 5,000,000)
Unsecured private bonds	Operating	2016	3.95		110,000		110,000
Unsecured private bonds	fund	2021	4.22		190,000		190,000
Unsecured private bonds	Operating and	2019	3.24		170,000		—
Unsecured private bonds	refinancing	2022	3.30		140,000		—
Unsecured private bonds	fund	2032	3.45		90,000		—
Unsecured private bonds(*2)	Refinancing	2014	4.86		50,000		50,000
Unsecured private bonds(*2)	fund	2015	4.62		50,000		50,000
Unsecured private bonds(*3)		2013	3.99		150,000		150,000
Unsecured private bonds(*3)		2014	4.53		290,000		290,000
Unsecured private bonds(*3)		2014	4.40		100,000		100,000
Unsecured private bonds(*3)		2015	4.09		110,000		—
Unsecured private bonds(*3)		2015	4.14		110,000		—
Unsecured private bonds(*3)		2017	4.28		100,000		—
Foreign global bonds		2027	6.63	(USD	447,440 400,000)	(USD	461,320 400,000)
Foreign global bonds		2012	7.00		—	(USD	576,650 500,000)
Exchangeable bonds(*6,7)		2014	1.75	(USD	399,677 332,528)	(USD	397,886 332,528)

15.	Borrowings and Debentures, Continued

(In millions of won, thousands of U.S. dollars, thousands of Japanese Yen, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	September 30, 2012		December 31, 2011
Floating rate notes(*4)	Operating fund	2012	3M Libor + 3.15	₩	—	(USD	253,726 220,000)
Floating rate notes(*4)		2014	3M Libor + 1.60	(USD	279,650 250,000)	(USD	288,325 250,000)
Floating rate notes(*5)		2014	SOR rate + 1.20	(SGD	59,313 65,000)	(SGD	57,618 65,000)
Swiss unsecured private bonds		2017	1.75	(CHF	357,915 300,000)		—

Sub-total					4,904,135		4,799,983
Less discounts on bonds					(36,690)		(39,095)

					4,867,445		4,760,888
Less current portion of bonds payable					(180,126)		(1,531,879)

				₩	4,687,319		3,229,009

(*1)	As of September 30, 2012, 3M Euro Yen Libor rate is 0.19%.
(*2)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.
(*3)	According to covenant provision of the related borrowings, SK Broadband Co., Ltd., a subsidiary of the Parent Company, is required to maintain its debt to equity ratio lower than 10 to 1 and cannot dispose of its property and equipment more than ₩ 10 trillion in any given fiscal year. As of September 30, 2012, subsidiaries of the Parent Company comply with regulations in the debt covenants.

(*4)	As of September 30, 2012, 3M Libor rate is 0.36%.
(*5)	As of September 30, 2012, SOR rate is 0.38%.
(*6)	As of September 30, 2012, exchangeable bonds are classified as financial liabilities at fair value through profit or loss. As of December 31, 2011, the exchangeable bonds were classified as current as the bond holders would be eligible to redeem their notes at 100% of the principal amount on April 7, 2012. However, as of September 30, 2012, the exchangeable bonds are reclassified as non-current liabilities as the bond holders have not exercised and have lost their early redemption right.

15.	Borrowings and Debentures, Continued

(*7)	On April 7, 2009, the Group issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%. As of September 30, 2012, fair value of the exchangeable bonds is USD 357,301,336. The exchange price could be adjusted and the exchange price is ₩ 197,760 with the exchange rate of ₩ 1,383.40 per USD 1.

The Group may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be exchanged as of September 30, 2012 is 2,326,149 shares.

Exchange of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Group’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Group will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with resolution of the Board of Directors on February 9, 2012, and July 28, 2012, the exchange price has changed from ₩ 209,853 to ₩ 197,760 and the number of common shares that can be exchanged was changed from 2,192,102 shares to 2,326,149 shares due to the payment of periodic and interim dividends. During the nine-month period ended September 30, 2012, no exchange was made.

15.	Borrowings and Debentures, Continued

(4)	Details of issuance or repayments of borrowings and debentures for the nine-month period ended September 30, 2012 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Japanese Yen, and thousands of other currencies)
	Lender	Annual interest rate (%)	Maturity	Coupon value			Carrying amount
January 1, 2012				₩	5,835,058			5,795,962
Issues:
Short-term borrowings	Kookmin Bank and other	3.43 ~ 6.50	-		791,387			791,387
	Woori Bank and	3.43	2012		200,000			200,000
	other	3.08 ~ 3.12	2012		500,000			500,000
		3.10	2012		300,000			300,000
Long-term borrowings	Kookmin Bank and other	4.48	2015		2,000,000			2,000,000
	Kookmin Bank	3.56	2017		5,996			5,996
	SCB Bank HK	3M Libor + 3.3	2014	(USD	34,134 30,000)		(USD	34,134 30,000)
	SCB Bank HK	3M Libor + 3.3	2014	(HKD	34,291 234,000)		(HKD	34,291 234,000)
Debentures		4.09	2015		110,000			110,000
		4.14	2015		110,000			110,000
		4.28	2017		100,000			100,000
		3.24	2019		170,000			170,000
		3.30	2022		140,000			140,000
		3.45	2032		90,000			90,000
		1.75	2017	(CHF	363,552 300,000)		(CHF	363,552 300,000)
Fees, etc.	-	—	-		—			(18,112)
Repayments:
Short-term borrowings	Hana Bank and other	4.29 ~ 8.03	(*1)		(937,255)			(937,255)
	Woori Bank and	3.43	2012		(200,000)			(200,000)
	other	3.08 ~ 3.12	2012		(500,000)			(500,000)
		3.10	2012		(300,000)			(300,000)
Long-term borrowings	Korea Development Bank and other	4.48	2015(*2)		(200,000)			(200,000)
	Kookmin Bank and other	3.56	-		(7,948)			(7,948)
	Korea Exchange Bank	5.18	2015(*3)		(915)			(915)
Unsecured private bonds		3M Euro Yen Libor + 2.50	2012	(JPY	(44,555 3,000,000	) )	(JPY	(44,555 3,000,000	) )
Unsecured private bonds		3M Euro Yen Tibor + 2.50	2012	(JPY	(74,258 5,000,000	) )	(JPY	(74,258 5,000,000	) )
Foreign global bond		7.00	2012	(USD	(576,650 500,000	) )	(USD	(576,650 500,000	) )
Floating rate notes		3M Libor + 3.15	2012	(USD	(253,726 220,000	) )	(USD	(253,726 220,000	) )
Other:
Foreign translation gain (loss) and others(*4)		—	-		(42,915)			(31,926)

September 30, 2012				₩	7,646,196			7,599,977

15.	Borrowings and Debentures, Continued

(*1)	For the nine-month period ended September 30, 2012, the Group early redeemed the short-term borrowings amounting to ₩ 500,000 million while the contractual maturity is February 14, 2013.
(*2)	For the nine-month period ended September 30, 2012, the Group early redeemed ₩ 200,000 million from the long-term borrowings of ₩ 2,000,000 million.
(*3)	For the nine-month period ended September 30, 2012, the Group early redeemed CNY 5,000,000.
(*4)	Foreign translation gain (loss) and others represent changes from foreign translation gain (loss) of foreign currency borrowings and debentures and amortization of bond discount.

16.	Long-term Payables - other

(1)	Long-term payables as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Payables related to acquisition of W-CDMA licenses	₩	705,561	840,974
Other(*)		8,003	6,522

	₩	713,564	847,496

(*)	Other consists of vested compensation claims of employees who have rendered long-term service.

16.	Long-term Payables - other

(2)	As of September 30, 2012 and December 31, 2011, long-term payables consist of payables related to acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 1.8GHz and 2.3GHz frequency and other details are as follows:

(In millions of won)
	2.1GHz		800MHz	1.8GHz	2.3GHz	Total
Period of repayment		2012 ~ 2014	2013 ~ 2015	2012 ~ 2021	2014 ~ 2016
Coupon rate(*1)		3.58%	3.51%	3.00%	3.00%
Annual effective interest rate(*2)		5.89%	5.69%	5.25%	5.80%
Nominal value	₩	52,600	208,250	746,250	8,650	1,015,750
Present value discount on long-term payments - other		(3,237)	(11,060)	(66,797)	(641)	(81,735)

Present value of long-term payables - other at the time of acquisition		49,363	197,190	679,453	8,009	934,015

Nominal value		52,600	208,250	746,250	—	1,007,100
Present value discount on long-term payables - other		(3,237)	(11,060)	(66,797)	—	(81,094)
Current portion of long-term payables - other		(17,533)	—	(74,625)	—	(92,158)
Accumulated amortization of present value discount at December 31, 2011		2,065	1,926	3,136	—	7,127
Carrying amount as of December 31, 2011		33,895	199,116	607,964	—	840,975
Increase		—	—	—	8,650	8,650
Present value discount on long-term payables - other		—	—	—	(641)	(641)
Amortization of present value discount on long-term payables - other		440	3,002	6,795	103	10,340

Less current portion of long-term payables - other		(17,184)	(67,509)	(69,070)	—	(153,763)

Carrying amount at September 30, 2012	₩	17,151	134,609	545,689	8,112	705,561

(*1)	The Group applied an annual interest rate equal to the previous year average lending rate of public funds financing account less 1%.
(*2)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term account payables-other.

16.	Long-term Payables - other, Continued

(3) The repayment schedule of long-term payables - other as of September 30, 2012 is as follows:

(In millions of won)
	Amount
2013	₩	161,575
2014		164,458
2015		146,925
2016 and thereafter		450,633

	₩	923,591

17.	Provisions

Change in provisions for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2012					As of September 30, 2012
	Beginning balance		Increase	Utilization	Ending balance	Current	Non-current
Provision for handset subsidy	₩	762,238	272,869	(538,804)	496,303	373,044	123,259
Provision for point programs		639	—	(289)	350	—	350
Provision for restoration		36,378	9,703	(468)	45,613	7,525	38,088
Provision for warranty		154	—	(49)	105	—	105
Provision for sales return		81	25	(42)	64	64	—
Other provisions		69	—	(69)	—	—	—

	₩	799,559	282,597	(539,721)	542,435	380,633	161,802

(In millions of won)
	For the nine-month period ended September 30, 2011					As of September 30, 2011
	Beginning balance		Increase	Utilization	Ending balance	Current	Non-current
Provision for handset subsidy	₩	732,042	668,248	(638,970)	761,320	646,507	114,813
Provision for point programs		87	—	—	87	—	87
Provision for restoration		32,522	3,551	(3,275)	32,798	—	32,798
Provision for warranty		140	19	—	159	—	159
Provision for sales return		48	55	(40)	63	63	—
Other provisions		11	50	(32)	29	29	—

	₩	764,850	671,923	(642,317)	794,456	646,599	147,857

The Group has provided a handset subsidy for the subscribers who purchase handsets on an installment basis and recognized a provision for handset subsidy in accordance with the payment duration as of period end.

18.	Finance Lease Liabilities

(1)	The Group has leased certain telecommunication equipment under the finance lease agreement with Cisco Systems Capital Korea Ltd. Finance lease liabilities as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Finance Lease Liabilities
Current portion of long-term finance lease liabilities	₩	22,812	31,308
Long-term finance lease liabilities		26,926	41,940

	₩	49,738	73,248

(2)	The Group’s related interest and principal as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	September 30, 2012			December 31, 2011
	Minimum lease payment		Present value	Minimum lease payment	Present value
Less than 1 year	₩	24,565	22,812	34,198	31,308
1 ~ 5 years		27,922	26,926	44,119	41,940

Subtotal		52,487	49,738	78,317	73,248

Current portion of long-term finance lease liabilities			(22,812)		(31,308)

Long-term finance lease liabilities	₩		26,926		41,940

19.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Present value of defined benefit obligations	₩	222,074	188,120
Fair value of plan assets		(104,909)	(102,179)

	₩	117,165	85,941

(2)	Principal actuarial assumptions as of September 30, 2012 and December 31, 2011 are as follows:

	September 30, 2012	December 31, 2011
Discount rate for defined benefit obligations	3.95% ~ 6.15%	4.11% ~ 6.15%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	3.50% ~ 5.34%	2.00% ~ 8.11%
Expected rate of salary increase	2.00% ~ 6.98%	3.50% ~ 5.62%

19.	Defined Benefit Liabilities, Continued

Discount rate for defined benefit obligation is determined based on the Group’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of return on plan assets represent weighted average rate of market value of the individual assets on the plan. Expected rate of return on plan assets is determined based on the historical yield rate and current market conditions. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement. Inflation rate is determined based on inflation data declared by Bank of Korea.

(3)	Changes in defined benefit obligations for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2012		September 30, 2011
Beginning balance	₩	188,120	160,363
Current service cost		56,242	48,345
Interest cost		6,269	6,750
Actuarial loss		6,503	8,210
Benefit paid		(32,388)	(33,642)
Others(*)		(2,672)	(58)
Classified as held for sale		—	(295)

Ending balance	₩	222,074	189,673

(*)	Others include effects of changes in consolidation scope of (-) ₩ 4,185 million in relation to the disposal of Ntreev Soft Co., Ltd. and transfer to construction in progress during the nine-month period ended September 30, 2012.

(4)	Changes in plan assets for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2012		September 30, 2011
Beginning balance	₩	102,179	92,493
Expected return on plan assets		2,818	3,050
Actuarial gain(loss)		801	(978)
Contributions by employer directly to plan assets		5,597	2,200
Benefit paid		(6,351)	(10,872)
Others		(135)	31

Ending balance	₩	104,909	85,924

(5)	Expenses recognized in profit and loss and construction-in-progress for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2012		September 30, 2011
Current service cost	₩	56,242	48,345
Interest cost		6,269	6,750
Expected return on plan assets		(2,818)	(3,050)

	₩	59,693	52,045

The above costs are recognized in labor cost, research and development, and construction-in-progress.

19.	Defined Benefit Liabilities, Continued

(6)	Details of plan assets as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Equity instruments	₩	311	—
Debt instruments		19,782	12,455
Short-term financial instruments, etc.		84,816	89,724

	₩	104,909	102,179

Actual return on plan assets for the nine-month periods ended September 30, 2012 and 2011 amounted to ₩ 3,619 million and ₩ 2,072 million, respectively.

20.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting

The Group has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling USD 100,000,000 borrowed on October 10, 2006. As of September 30, 2012, in connection with unsettled cross currency interest rate swap contracts to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ₩ 2,360 million (net of tax effect totaling ₩ 253 million and foreign currency translation loss arising from U.S. dollar denominated long-term borrowings totaling ₩ 17,060 million) is accounted for as accumulated other comprehensive loss.

In addition, the Group has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of September 30, 2012, in connection with unsettled cross currency interest rate swap contracts to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ₩ 3,646 million (net of tax effect totaling ₩ 564 million and foreign currency translation loss arising from unguaranteed Japanese yen denominated bonds totaling ₩ 76,078 million) is accounted for as accumulated other comprehensive income.

In addition, the Group has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and five other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of September 30, 2012, in connection with unsettled foreign currency swap contract to which cash flow hedge accounting is applied since May 12 2010, an accumulated loss on valuation of derivatives amounting to ₩ 34,779 million (net of tax effect totaling ₩ 11,103 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ₩ 9,924 million) is accounted for as accumulated other comprehensive loss. In connection with the currency swap contract, gain on valuation of currency swap which was incurred before application of hedge accounting, amounting to ₩ 129,806 million was recognized in profit or loss.

20.	Derivative Instruments, Continued

In addition, the Group has entered into a floating-to-fixed cross currency swap contract with DBS Bank and Citi Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed U.S. dollar denominated bonds with face amounts USD 250,000,000 issued on December 15, 2011. As of September 30, 2012, in connection with unsettled cross currency interest rate swap contract, an accumulated gain on valuation of derivatives amounting to ₩ 5,770 million (net of tax effect totaling ₩ 1,842 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ₩ 9,880 million) is accounted for as other comprehensive income.

In addition, the Group has entered into a floating-to-fixed cross currency swap contract with United Overseas Bank to hedge the foreign currency risk and the interest rate risk of its Singapore dollar denominated bonds with face amounts totaling SGD 65,000,000 issued on December 15, 2011. As of September 30, 2012, in connection with unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ₩ 252 million (net of tax effect totaling ₩ 80 million and foreign currency translation loss arising from unguaranteed Singapore dollar denominated bonds totaling ₩ 1,837 million) is accounted for as accumulated other comprehensive loss.

In addition, the Group has entered into a fixed-to-fixed cross currency swap contract with Citi Bank and five other banks to hedge the foreign currency risk of its Swiss Franc denominated bonds with face amounts totaling CHF 300,000,000 issued on June 12, 2012. As of September 30, 2012, in connection with unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ₩ 15,259 million (net of tax effect totaling ₩ 4,872 million and foreign currency translation gain arising from unguaranteed Swiss Franc denominated bonds totaling ₩ 5,600 million) is accounted for as accumulated other comprehensive loss.

20.	Derivative Instruments, Continued

(2)	As of September 30, 2012, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won, thousands of U.S. dollars, Japanese yen, and Singapore dollars)
					Fair value
	Hedged item	Amount		Duration of Contract	Designated as Cash Flow Hedge		Not Designated	Total
Current assets:
Floating-to-fixed cross currency swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012	₩	79,160	—	79,160
Non-current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated long-term borrowings	USD	100,000	Oct. 10, 2006 ~ Oct. 10, 2013		14,446	—	14,446
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		74,000	—	74,000
Floating-to-fixed cross currency swap	Singapore dollar denominated bonds	SGD	65,000	Dec. 15, 2011 ~ Dec. 12, 2014		1,505	—	1,505
Convertible option	Convertible bonds (*)	KRW	50,000	Sep. 01, 2009 ~ Aug. 31, 2014		—	532	532

Total assets					₩	169,111	532	169,643

Current liabilities:
Floating-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	250,000	Dec. 15, 2011 ~ Dec. 12, 2014		2,267	—	2,267
Fixed-to-fixed cross currency swap	Swiss Franc denominated bonds	CHF	300,000	Jun. 12, 2012 ~ Jun. 12, 2017		25,731	—	25,731

Total liabilities					₩	27,998	—	27,998

(*)	Fair value of the conversion option of convertible bonds held by SK Communications Co., Ltd., a subsidiary, amounting to ₩ 532 million was accounted for as non-current derivative financial assets.

21.	Share Capital and Capital Surplus (Deficit) and Other Capital Adjustments

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ₩ 500. The number of authorized, issued and outstanding common shares and capital surplus (deficit) and other capital adjustments as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won, except for share data)
	September 30, 2012		December 31, 2011
Authorized shares		220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	₩	44,639	44,639
Capital surplus (deficit) and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock		(2,410,451)	(2,410,451)
Loss on disposal of treasury stock		(18,855)	(18,855)
Others(*2)		(777,241)	(771,928)

	₩	(290,660)	(285,347)

(*1)	During the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.
(*2)	Others primarily consist of net losses on disposals of businesses and the excess of the consideration paid by the Group over the carrying values of net assets acquired from common control transactions with entities within the control of the Ultimate Controlling Entity.

There were no changes in share capital for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011.

22.	Treasury Stock

Through 2009, the Parent Company acquired 8,400,712 shares of treasury stock in the open market for ₩ 1,992,083 million to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co., Ltd., increase shareholder value, and to stabilize its stock prices when needed.

In addition, the Parent Company acquired 1,250,000 shares of treasury stock for ₩ 210,356 million from July 26, 2010 to October 20, 2010 and 1,400,000 shares of treasury stock for ₩ 208,012 million from July 21, 2011 to September 28, 2011, in accordance with the resolution of the Board of Directors on July 22, 2010 and July 19, 2011, respectively.

As a result of these treasury stock transactions, as of September 30, 2012 and December 31, 2011, the Parent Company has 11,050,712 shares of treasury stock at ₩ 2,410,451 million.

23.	Retained Earnings

(1)	Retained earnings as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Appropriated:
Legal reserve	₩	22,320	22,320
Reserve for research & manpower development		220,000	535,595
Reserve for business expansion		9,106,138	8,009,138
Reserve for technology development		1,901,300	1,524,000

		11,249,758	10,091,053
Unappropriated		360,998	1,551,472

	₩	11,610,756	11,642,525

(2)	Legal reserve

The Korean Commercial Code requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

Reserve for research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

24.	Reserves

(1)	Details of reserves as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Net change in unrealized fair value of available-for-sale financial assets	₩	317,950	354,951
Net change in other comprehensive income of investments in associates		(111,211)	(93,598)
Net change in unrealized fair value of derivatives		(38,060)	(25,099)
Foreign currency translation differences for foreign operations		7,121	23,810

	₩	175,800	260,064

24.	Reserves, Continued

(2)	Change in reserves for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	Net change in unrealized fair value of available-for-sale financial assets		Net change in other comprehensive income of investments in associates	Net change in unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2011	₩	793,645	(91,413)	(56,862)	(2,314)	643,056
Changes		(487,932)	6,202	(20,955)	31,158	(471,527)
Tax effect		110,616	(1,282)	3,690	—	113,024

Balance at September 30, 2011		416,329	(86,493)	(74,127)	28,844	284,553

Balance at January 1, 2012		354,951	(93,598)	(25,099)	23,810	260,064
Changes		(48,567)	(17,832)	(16,508)	(16,689)	(99,596)
Tax effect		11,566	219	3,547	—	15,332

Balance at September 30, 2012	₩	317,950	(111,211)	(38,060)	7,121	175,800

25.	Other Operating Expenses

Details of other operating expenses for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Other Operating Expenses:
Communication expenses	₩	15,116	48,870	14,375	41,571
Utilities		55,565	144,238	47,309	124,921
Taxes and dues(*)		13,098	76,584	18,584	38,430
Repair		39,222	160,887	62,808	185,718
Research and development		83,982	221,147	67,776	185,864
Training		10,583	25,651	9,343	21,042
Bad debt for accounts receivables - trade		12,646	36,272	15,753	51,789
Reversal of allowance for doubtful accounts		—	(4,904)	—	(1,737)
Travel		7,539	22,333	7,866	22,825
Supplies and other		45,079	98,498	25,094	94,087

	₩	282,830	829,576	268,908	764,510

(*)	Taxes and dues for the nine-month period ended September 30, 2012 includes ₩ 20.3 billion fined against the Company for allegedly colluding with other third parties to inflate the prices of handsets while advertising that the handsets are offered at a discount through subsidy plans. The Company’s appeal of the case is currently pending.

26.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Other Non-operating Income:
Fees revenues	₩	1,026	1,987	1,990	2,587
Gain on disposal of property and equipment and intangible assets		2,138	4,970	1,361	5,296
Others		11,420	25,488	13,655	26,853

	₩	14,584	32,445	17,006	34,736

Other Non-operating Expenses:
Impairment loss on property and equipment and intangible assets	₩	5,850	9,719	—	1,559
Loss on disposal of property and equipment and intangible assets		7,154	10,134	6,125	14,099
Donations		4,207	45,216	15,795	46,635
Bad debt for accounts receivable - other		4,986	28,026	1,615	4,761
Others		18,718	30,738	9,851	21,778

	₩	40,915	123,833	33,386	88,832

27.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Finance Income:
Interest income	₩	22,206	79,459	42,435	132,956
Dividends		5,363	28,310	5,912	26,882
Gain on foreign currency transactions		—	4,882	2,461	5,410
Gain on foreign currency translation		1,351	2,065	—	3,505
Gain on disposal of long-term investment securities		681	13,628	2,290	162,667
Gain on valuation of derivatives		—	—	1,558	3,645
Gain on settlement of derivatives		—	12,694	—	—
Gain on valuation of financial asset at fair value through profit or loss		—	—	—	1,067
Gain on valuation of financial liability at fair value through profit or loss		—	—	19,127	52,377

	₩	29,601	141,038	73,783	388,509

27.	Finance Income and Costs, Continued

(In millions of won)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Finance Costs:
Interest expense	₩	102,899	302,339	73,070	224,936
Loss on foreign currency transactions		531	5,449	3,697	7,350
Loss on foreign currency translation		1,562	2,089	22,998	12,832
Loss on disposal of long-term investment securities		—	9,134	300	457
Loss on impairment of long-term investment securities		—	580	—	—
Loss on valuation of derivatives		—	443	292	689
Loss on settlement of derivatives		—	1,232	—	5,136
Loss on valuation of financial asset at fair value through profit or loss		1,007	824	—	—
Loss on valuation of financial liability at fair value through profit or loss		7,566	1,791	—	—

	₩	113,565	323,881	100,357	251,400

(2)	Details of interest income included in finance income for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Interest income on cash equivalents and deposits	₩	11,555	44,751	18,438	41,550
Interest income on installment receivables and others		10,651	34,708	23,997	91,406

	₩	22,206	79,459	42,435	132,956

(3)	Details of interest expense included in finance costs for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Interest expense on bank overdrafts and borrowings	₩	42,537	102,830	15,813	48,156
Interest expense on debentures		51,004	151,202	50,536	157,106
Interest on finance lease liabilities		603	2,116	1,012	3,489
Others		8,755	46,191	5,709	16,185

	₩	102,899	302,339	73,070	224,936

27.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows.

(In millions of won)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Bad debt for accounts receivable - trade	₩	12,646	36,272	15,753	51,789
Bad debt for accounts receivable - other		4,986	28,026	1,615	4,761

	₩	17,632	64,298	17,368	56,550

28.	Income Tax Expense

Income tax expense was recognized as current tax expense adjusted for changes in estimates related to prior periods, deferred tax expenses by origination and reversal, temporary differences, and income tax recognized in other comprehensive income. The Group’s effective tax rate is higher in 2011 than in 2012 primarily due to additional tax expense recognized as a result of the resolution of various tax matters during the finalization of Tax Authorities audits of the Parent Company’s tax returns from 2005 to 2009.

29.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month and nine-month periods ended September 30, 2012 and 2011 are calculated as follows:

(In millions of won, shares)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Basic earnings per share attributable to owners of the Parent Company from continuing operation:
Net income attributable to owners of the Parent Company from continuing operations	₩	178,997	743,573	396,494	1,430,370
Weighted average number of common shares outstanding		69,694,999	69,694,999	70,499,159	70,894,202

Basic earnings per share from continuing operations (In won)	₩	2,568	10,669	5,624	20,176

Basic earnings per share attributable to owners of the Parent Company:
Net income attributable to owners of the Parent Company	₩	178,872	628,692	386,166	1,396,494
Weighted average number of common shares outstanding		69,694,999	69,694,999	70,499,159	70,894,202

Basic earnings per share (In won)	₩	2,566	9,021	5,478	19,698

29.	Earnings per Share, Continued

2)	Net income attributable to owners of the Parent Company from continuing operation for the three-month and nine-month periods ended September 30, 2012 and 2011 are calculated as follows:

(In millions of won)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Net income attributable to owners of the Parent Company	₩	178,872	628,692	386,166	1,396,494
Results of discontinued operation attributable to owners of the Parent Company		125	114,881	10,328	33,876

Net income attributable to owners of the Parent Company from continuing operation	₩	178,997	743,573	396,494	1,430,370

3)	The weighted average number of common shares outstanding for the three-month and nine-month periods ended September 30, 2012 and 2011 are calculated as follows:

	Number of shares	Weighted number of days		Weighted number of shares
		Three-month period ended Sep. 30	Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Outstanding common shares at January 1, 2012	80,745,711	92/92	274/274	80,745,711	80,745,711
Effect of treasury stock	(11,050,712)	92/92	274/274	(11,050,712)	(11,050,712)

Number of shares at September 30, 2012	69,694,999			69,694,999	69,694,999

	Number of shares	Weighted number of days		Weighted number of shares
		Three-month period ended Sep. 30	Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Outstanding common shares at January 1, 2011	80,745,711	92/92	273/273	80,745,711	80,745,711
Beginning treasury stock	(9,650,712)	92/92	273/273	(9,650,712)	(9,650,712)
Acquisition of treasury stock	(1,400,000)	39/92	39/273	(595,840)	(200,797)

Number of shares at September 30, 2011	69,694,999			70,499,159	70,894,202

29.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three-month and nine-month periods ended September 30, 2012 and 2011 are calculated as follows:

(In millions of won, shares)	2012			2011
	Three-month period ended Sep. 30(*)		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Diluted earnings per share attributable to owners of the Parent Company from continuing operations:
Diluted net income attributable to owners of the Parent Company from continuing operations	₩	178,997	748,631	397,904	1,433,913
Weighted average number of common shares outstanding		69,694,999	72,021,148	72,676,548	73,071,591

Diluted earnings per share from continuing operations (In won)	₩	2,568	10,395	5,475	19,623

Diluted earnings per share attributable to owners of the Parent Company:
Diluted net income attributable to owners of the Parent Company	₩	178,872	633,750	387,576	1,400,037
Weighted average number of common shares outstanding		69,694,999	72,021,148	72,676,548	73,071,591

Diluted earnings per share (In won)	₩	2,566	8,800	5,333	19,160

(*)	The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded for the diluted earnings per share calculation for the three-month period ended September 30, 2012 as the effect of exchangeable bond is nil (diluted shares of 2,326 149); thus, diluted earnings per share for the three-month period ended September 30, 2012 is the same as basic earnings per share.

2)	Diluted net income attributable to owners of the Parent Company from continuing operations for the three-month and nine-month periods ended September 30, 2012 and 2011 are calculated as follows:

(In millions of won)	2012
	Continuing operations			Discontinued operation		Total
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Net income attributable to owners of the Parent Company	₩	178,997	743,573	(125)	(114,881)	178,872	628,692
Effect of exchangeable bonds		—	5,058	—	—	—	5,058

Diluted net income attributable to owners of the Parent Company	₩	178,997	748,631	(125)	(114,881)	178,872	633,750

29.	Earnings per Share, Continued

(In millions of won)	2011
	Continuing operations			Discontinued operation		Total
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Net income attributable to owners of the Parent Company	₩	396,494	1,430,370	(10,328)	(33,876)	386,166	1,396,494
Effect of exchangeable bonds		1,410	3,543	—	—	1,410	3,543

Diluted net income attributable to owners of the Parent Company	₩	397,904	1,433,913	(10,328)	(33,876)	387,576	1,400,037

3)	Adjusted weighted average number of common shares outstanding for the three-month and nine-month periods ended September 30, 2012 and 2011 are calculated as follows:

(In shares)	2012		2011
	Three-month period ended Sep. 30	Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Weighted average number of common shares outstanding	69,694,999	69,694,999	70,499,159	70,894,202
Effect of exchangeable bonds(*)	—	2,326,149	2,177,389	2,177,389

Adjusted weighted average number of common shares outstanding	69,694,999	72,021,148	72,676,548	73,071,591

(*)	Effect of exchangeable bonds represents weighted average number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds, which could be exchanged to treasury stock

(3)	Basic loss per share from discontinued operation

(In millions of won, shares)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Loss from discontinued operation attributable to owners of the Parent Company	₩	125	114,881	10,328	33,876
Weighted average number of common shares outstanding		69,694,999	69,694,999	70,499,159	70,894,202

Basic loss per share (In won)	₩	2	1,648	146	478

Diluted loss per share from discontinued operation is the same as basic loss per share from discontinued operation.

30.	Categories of Financial Instruments

(1)	Financial assets by categories as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	₩	—	—	1,168,091	—	1,168,091
Financial instruments		—	—	469,647	—	469,647
Short-term investment securities		—	89,062	—	—	89,062
Long-term investment securities(*1)		15,792	987,141	—	—	1,002,933
Accounts receivable - trade		—	—	1,963,703	—	1,963,703
Loans and receivables(*2)		—	—	995,458	—	995,458
Derivative financial assets(*3)		532	—	—	169,111	169,643

	₩	16,324	1,076,203	4,596,899	169,111	5,858,537

(In millions of won)
	December 31, 2011
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	₩	—	—	1,650,794	—	1,650,794
Financial instruments		—	—	987,192	—	987,192
Short-term investment securities		—	94,829	—	—	94,829
Long-term investment securities(*1)		16,617	1,521,328	—	—	1,537,945
Accounts receivable - trade		—	—	1,835,641	—	1,835,641
Loans and receivables(*2)		—	—	1,377,750	—	1,377,750
Derivative financial assets(*3)		1,018	—	—	252,935	253,953

	₩	17,635	1,616,157	5,851,377	252,935	7,738,104

(*1)	The entire amount of long-term investment securities was designated as financial assets at fair value through profit or loss as the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.

30.	Categories of Financial Instruments, Continued

(*2)	Details of loans and receivables as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Short-term loans	₩	91,582	100,429
Accounts receivable - other		544,188	908,836
Accrued income		52,058	21,847
Other current assets		433	462
Long-term loans		73,033	95,565
Long-term accounts receivable - other		—	5,393
Guarantee deposits		234,164	245,218

	₩	995,458	1,377,750

(*3)	Derivative financial assets classified as financial assets at fair value through profit or loss is the fair value of conversion right of convertible bonds held by SK Communications Co., Ltd., a subsidiary of the Parent Company.

(2)	Financial liabilities by categories as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	September 30, 2012
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable - trade	₩	—	399,993	—	399,993
Derivative financial liabilities		—	—	27,998	27,998
Borrowings		—	2,732,531	—	2,732,531
Debentures(*1)		399,677	4,467,768	—	4,867,445
Accounts payable - other and others (*2)		—	3,469,238	—	3,469,238

	₩	399,677	11,069,530	27,998	11,497,205

(In millions of won)	December 31, 2011
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable - trade	₩	—	195,391	—	195,391
Derivative financial liabilities		—	—	4,645	4,645
Borrowings		—	1,035,075	—	1,035,075
Debentures(*1)		397,886	4,363,002	—	4,760,888
Accounts payable - other and others (*2)		—	3,312,642	—	3,312,642

	₩	397,886	8,906,110	4,645	9,308,641

30.	Categories of Financial Instruments, Continued

(*1)	The entire amount of debentures was designated as financial liabilities at fair value through profit or loss as the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.

(*2)	Details of accounts payable and other payables as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Accounts payable - other	₩	1,327,132	1,507,877
Withholdings		10,307	10,416
Accrued expenses		1,175,599	744,673
Current portion of long-term payables - other		176,575	120,452
Long-term payables - other		713,564	847,496
Finance lease liabilities		26,926	41,940
Other non-current liabilities		39,135	39,788

	₩	3,469,238	3,312,642

31.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, financial assets available-for-sale, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1) Market risk

(i) Currency risk

The Group is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Group manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Group.

31.	Financial Risk Management, Continued

Monetary foreign currency assets and liabilities as of September 30, 2012 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	91,469	₩	102,356	1,178,660	₩	1,319,467
EUR	111		160	2,338		3,376
JPY	206,055		2,970	12,499,557		180,134
CNY	—		—	2		—
Others	—		—	362,689		414,632

		₩	105,486		₩	1,917,609

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 20)

As of September 30, 2012, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	₩	(38,781)	38,781
EUR		(322)	322
JPY		296	(296)
CNY		—	—
Others		(14)	14

	₩	(38,821)	38,821

(ii) Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of September 30, 2012, available-for-sale equity instruments measured at fair value amount of ₩ 784,315 million.

(iii) Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Group’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, the Group performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

31.	Financial Risk Management, Continued

The Group’s interest rate risk arises from floating-rate borrowings and payables. As of September 30, 2012, floating-rate debentures and borrowings amount to ₩ 519,103 million and ₩ 262,790 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures. (Refer to Note 20) If interest rate only increases (decreases) by 1%, income before income taxes for the nine-month period ended September 30, 2012 would have been decreased (increased) by ₩ 2,428 million due to the interest expense from floating-rate borrowings and bonds payables.

2) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the nine-month period ended September 30, 2012, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of September 30, 2012.

In addition, the aging of trade and other receivables that are over due at the end of the reporting period but not impaired is stated in Note 6 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 27.

3) Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains flexibly enough liquidity under credit lines through active operating activities.

31.	Financial Risk Management, Continued

Contractual maturities of financial liabilities as of September 30, 2012 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	₩	399,993	399,993	399,982	11	—
Derivative financial liabilities		27,998	27,998	—	27,998	—
Borrowings		2,732,531	2,969,217	667,777	2,237,771	63,669
Debentures(*1)		4,867,445	5,999,204	367,346	3,977,998	1,653,860
Accounts payable - other and others(*2)		3,469,238	3,502,130	2,542,619	581,460	378,051

	₩	11,497,205	12,898,542	3,977,724	6,825,238	2,095,580

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.
(*2)	Excludes discounts on accounts payable-other and others.

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2011.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

Debt-equity ratio as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Liabilities	₩	13,499,567	11,633,327
Equity		12,558,929	12,732,709

Debt-equity ratio		107.49%	91.37%

(3)	Fair value

Fair value of the financial instruments that are traded in an active market is measured based on the quoted market price at the end of the reporting date. Disclosed market price of the financial assets held by the Group is the bid price.

Fair value of the financial instruments that are not traded in an active market is determined using the valuation method. The Group uses the various valuation methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. Fair value of financial instruments such as long-term liabilities is measured using the various methods including estimated discounted cash flow method.

31.	Financial Risk Management, Continued

Fair values of accounts receivable - trade, and accounts payable - trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Group.

Interest rates used by the Group for the fair value measurement as of September 30, 2012 are as follows:

Interest rate
Derivative instruments	2.75% ~ 4.41%
Borrowings and debentures	3.13% ~ 3.20%

1) Fair value and carrying amount

Carrying amount and fair value of financial assets and liabilities are as follows:

(In millions of won)
	September 30, 2012			December 31, 2011
	Carrying amount		Fair value	Carrying amount	Fair value
Assets carried at fair value
Financial assets at fair value through profit or loss	₩	16,324	16,324	17,635	17,635
Derivative financial assets		169,111	169,111	252,935	252,935
Available-for-sale financial assets		784,315	784,315	1,129,928	1,129,928

	₩	969,750	969,750	1,400,498	1,400,498

Assets carried at amortized cost
Cash and cash equivalents	₩	1,168,091	1,168,091	1,650,794	1,650,794
Available-for-sale financial assets		291,888	291,888	486,229	486,229
Accounts receivable - trade and others		2,959,162	2,959,162	3,213,391	3,213,391
Financial instruments		469,647	469,647	987,192	987,192

	₩	4,888,788	4,888,788	6,337,606	6,337,606

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	₩	399,677	399,677	397,886	397,886
Derivative financial liabilities		27,998	27,998	4,645	4,645

	₩	427,675	427,675	402,531	402,531

Liabilities carried at amortized cost
Accounts payable - trade	₩	399,993	399,993	195,391	195,391
Borrowings		2,732,531	2,818,062	1,035,075	1,035,075
Debentures		4,467,768	4,802,197	4,363,002	4,562,156
Accounts payable - other and others		3,469,238	3,469,238	3,312,642	3,312,642

	₩	11,069,530	11,489,490	8,906,110	9,105,264

31.	Financial Risk Management, Continued

2) Fair value hierarchy

The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data

(unobservable inputs)

The table below analyzes financial instruments carried at fair value, by fair value hierarchy as of September 30, 2012.

(In millions of won)
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss	₩	—	15,792	532	16,324
Derivative financial assets		—	169,111	—	169,111
Available-for-sale financial assets		613,909	26,107	144,299	784,315
Financial liabilities at fair value through profit or loss		399,677	—	—	399,677
Derivative financial liabilities		—	27,998	—	27,998

There have been no transfers from Level 2 to Level 1 in 2012 and changes of financial assets classified as Level 3 for the nine-month period ended September 30, 2012 are as follows:

(In millions of won)
	Balance at Jan. 1		Acquisition	Profit(loss) for the period	Other comprehensive income(loss)	Disposal	Balance at Sep. 30
Financial assets at fair value through profit or loss	₩	1,018	—	(486)	—	—	532
Available-for-sale financial assets		197,019	7,568	—	(27,403)	(32,885)	144,299

32.	Transactions with Related Parties

Transactions among consolidated entities have been eliminated upon the consolidation and significant related party transactions of the Group for the three-month and nine-month periods ended September 30, 2012 and 2011, and account balances as of September 30, 2012 and December 31, 2011 are as follows:

(1)	Transactions

(In millions of won)	Operating revenue and others				Operating expense and others
	2012		2011		2012		2011
	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30
Parent Company	198	501	256	639	29,107	195,448	23,634	180,673
Associates	112,103	530,788	31,064	71,730	115,347	378,775	157,074	390,766
Others	25,937	58,385	17,905	44,494	929,720	2,211,194	659,987	1,749,126

	138,238	589,674	49,225	116,863	1,074,174	2,785,417	840,695	2,320,565

(2)	Account balances

(In millions of won)	Accounts receivable and others			Accounts payable and others
	Sep. 30, 2012		Dec. 31, 2011	Sep. 30, 2012	Dec. 31, 2011
Parent Company	₩	115	147	—	—
Associates		51,846	81,427	88,821	46,534
Others		23,380	41,983	651,990	461,144

	₩	75,341	123,557	740,811	507,678

(3)	Compensation for the key management

The Parent Company considers registered directors who have substantial roles and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Salaries	₩	300	8,588	399	9,230
Provision for retirement benefits		79	721	107	731

	₩	379	9,309	506	9,961

33.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, agreed to provide guarantees for Broadband Media Co., Ltd.’s loans as of September 30, 2012. For the guarantee, SK Broadband Co., Ltd. has provided its properties as collaterals as follows: ₩ 65,000 million to Hana Bank, ₩ 78,000 million to IBK Capital and ₩ 52,000 million to Kookmin Bank, respectively. SK Broadband Co., Ltd., has also provided its short-term financial instruments as collaterals as follows: ₩ 60,000 million to Korea Exchange Bank, ₩ 35,000 million to Hana Bank, ₩ 34,000 million to NH Bank and ₩ 20,000 million to Woori Bank, respectively.

SK Broadband Co., Ltd. has provided guarantees for loans of Broadband CS Co., Ltd. For the guarantee, SK Broadband Co., Ltd. has pledged its properties as collateral in the amount of ₩ 16,900 million to Kookmin Bank as of September 30, 2012.

SK Broadband Co., Ltd. has pledged its properties as collateral for leases on buildings in the amount of ₩ 17,100 million as of September 30, 2012.

PS & Marketing Corporation, a subsidiary of the Parent Company, has obtained a line of credit for ₩ 40,000 million from Shinhan Bank for operational purposes. In relation to the line of credit, PS & Marketing Corporation pledged ₩ 52,000 million of inventory as collateral to Shinhan Bank as of September 30, 2012.

As of September 30, 2012, SKY Property Mgmt. Ltd., a subsidiary, has pledged CNY 519 million of building and land use right (long-term prepaid expenses) as collateral for its long-term borrowing amounting to CNY 525 million to Korea Exchange Bank and China Merchants Bank. In relation to the newly obtained long-term borrowings of USD 30 million and HKD 234 million during the nine-month period ended September 30, 2012, the Parent Company has provided interests in Shanghai Fujita Tianshan Housing Development Co., Ltd., a subsidiary, as collateral to Standard Chartered Bank (HK) Ltd.

(2)	Guarantee provided

As of September 30, 2012, the Parent Company has participated in “Tactical Airship” program of the Defense Acquisition Program Administration with Joint Defense Corporation. For an advance receipt amounting to ₩ 4,200 million, which Joint Defense Corporation received from the Defense Acquisition Program Administration, the Parent Company provides payment guarantees to the Defense Acquisition Program Administration.

(3)	Contingencies

As of September 30, 2012, the Group recorded ₩ 5,266 million of indemnities as accrued expense as SK Broadband Co., Ltd., a subsidiary, has partially lost the first trial relating to the violation of customer’s privacy (plaintiff’s claims of ₩ 24,689 million) during the year ended December 31, 2011.

As of September 30, 2012, the claim amount of pending litigations of SK Communications Co., Ltd., a subsidiary, amounts to ₩ 7,720 million. The ultimate outcome of such litigation is not expected to have a material effect on the Group’s financial position.

34.	Discontinued Operation

(1)	Discontinued operation

During the nine-month period ended September 30, 2012, SK Telink Co., Ltd., a subsidiary, finalized its decision to cease the broadcasting business due to the rapid decrease in satellite Digital Multimedia Broadcasting subscribers along with the effects from smart phones, etc. In relation to this event, SK Telink Co., Ltd. submitted its business cessation plan to Korea Communications Commission on July 2, 2012 and the business cessation plan was accepted without amendment on July 5, 2012.

(2)	Results of discontinued operation

Results of discontinued operation included in the unaudited condensed consolidated interim statements of income for the nine-month periods ended September 30, 2012 and 2011 are as follows. The unaudited condensed consolidated interim statements of income presented for comparative purposes were restated in order to present discontinued operation segregated from the continuing operation.

(In millions of won)	2012		2011
Results of discontinued operation:
Revenue	₩	2,924	10,758
Expenses		(155,401)	(53,930)

Operating loss generated by discontinued operation		(152,477)	(43,172)
Income tax benefit		18,875	10,622

Loss generated by discontinued operation	₩	(133,602)	(32,550)

Attributable to :
Owners of the Parent Company		(114,881)	(33,876)
Non-controlling interests		(18,721)	1,326

(3)	Cash flow from (used in) discontinued operation

Cash flow from (used in) discontinued operation for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	2012		2011
Cash flow used in discontinued operation:
Net cash provided by (used) in operating activities	₩	3,647	(10,269)
Net cash used in investing activities		(303)	(101)
Net cash used in financing activities		(9,475)	(39,645)

Net cash used in discontinued operation	₩	(6,131)	(50,015)

35.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Interest income	₩	(79,459)	(132,956)
Dividend		(28,310)	(26,882)
Gain on foreign currency translation		(2,065)	(3,505)
Gain on disposal of long-term investments assets		(13,628)	(162,667)
Gain on valuation of derivatives		—	(3,645)
Gain on settlement of derivatives		(12,694)	—
Equity in losses of investments in affiliates		40,656	22,092
Gain on disposal of property, equipment and intangible assets		(4,970)	(5,304)
Reversal of allowance for doubtful accounts		(5,395)	(1,737)
Gain on valuation of financial assets at fair value through profit or loss		—	(1,067)
Gain on valuation of financial liabilities at fair value through profit or loss		—	(52,377)
Other (income) loss		5,251	(5,740)
Interest expenses		302,339	224,936
Loss on foreign currency translation		2,089	12,832
Loss on disposal of long-term investments securities		9,134	457
Impairment loss on long-term investment securities		580	—
Loss on valuation of derivatives		443	689
Loss on settlement of derivatives		1,232	5,136
Income tax expense		151,613	530,755
Provision for retirement benefits		59,693	52,045
Depreciation and amortization		1,909,035	1,895,319
Bad debt expenses		36,272	51,789
Loss on disposal of property and equipment and intangible assets		13,258	17,355
Impairment loss on property, equipment and intangible assets		130,709	1,559
Loss on valuation of financial assets at fair value through profit or loss		824	—
Loss on valuation of financial liabilities at fair value through profit or loss		1,791	—
Bad debt for accounts receivable - other		28,026	4,761
Impairment loss on other investment securities		950	—
Other expenses		85	8,126

	₩	2,547,459	2,431,971

67

35.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	2012		2011

Accounts receivable - trade	₩	(167,107)	(23,658)
Accounts receivable - other		345,826	1,038,616
Accrued income		(31,721)	16,151
Advance payments		3,572	24,852
Prepaid expenses		20,533	(79,473)
Proxy paid V.A.T.		(787)	55,925
Inventories		(80,360)	(70,107)
Long-term accounts receivables - other		5,393	518,762
Guarantee deposits		15,448	13,023
Accounts payable - trade		213,780	17,947
Accounts payable - other		(191,109)	(379,504)
Advanced receipts		(4,366)	16,304
Withholdings		234,410	119,331
Deposits received		(942)	—
Accrued expenses		439,104	34,869
Advanced V.A.T.		1,611	(159)
Unearned revenue		(28,849)	(33,586)
Provisions		(283,568)	—
Long-term provisions		25,681	—
Plan assets		754	8,672
Retirement benefit payment		(32,388)	(33,642)
Others		(1,063)	1,899

	₩	483,852	1,246,222

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	2012		2011
Accounts payable - other related to acquisition of tangible assets and others	₩	8,010	197,190

36.	Subsequent Events

(1)	Issuance of note

SK Broadband Co., Ltd., a subsidiary, issued unsecured private bonds of ₩ 130 billion and ₩ 120 billion on October 12, 2012, and the Parent Company issued USD 700 million of Global Medium Term Note on November 1, 2012.

(2)	Disposal of shares in POSCO

As discussed in note 9, the Group disposed 1,240,655 shares in POSCO on October 8, 2012, which was classified as non-current assets held for sale as of September 30, 2012.

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2012

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), expressed in Korean won, which comprise the condensed separate interim statement of financial position as of September 30, 2012, the condensed separate interim statements of income and comprehensive income for the three-month and nine-month periods ended September 30, 2012, the condensed separate interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the condensed interim financial statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) K-IFRS No.1034, ‘Interim Financial Reporting’, and for such internal controls as management determines are necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’.

Highlights

As discussed in note 3, the Company early adopted amendments to K-IFRS No.1001, ‘Presentation of Financial Statements’ as of September 30, 2012 and retrospectively restated the condensed separate interim statements of income for the three-month and nine-month periods ended September 30, 2011, presented for comparative purposes.

1

Other matters

The condensed separate statements of income and comprehensive income for the three-month and nine-month periods ended September 30, 2011, and the condensed separate statements of changes in equity and cash flows for the nine-month period ended September 30, 2011, were reviewed by other auditors and their report thereon, dated November 24, 2011, stated that nothing has come to their attention that causes them to believe that the condensed separate interim financial statements referred to above were not prepared, in all material respects, in accordance with K-IFRS No.1034, ‘Interim Financial Reportings’. The accompanying condensed interim separate statements of income and comprehensive income of the Company for the three-month and nine-month periods ended September 30, 2011, presented for comparative purposes, are not different from those reviewed by other auditors in all material respects except for the retrospective restatement due to the early adoption of the amendments, as noted above.

In addition, the separate statement of financial position of the Company as of December 31, 2011, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors and their report thereon, dated March 13, 2012, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2011, presented for comparative purposes, is not different from that audited by other auditors in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed separate interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 9, 2012

This report is effective as of November 9, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD.

Unaudited Condensed Separate Statements of Financial Position

As of September 30, 2012 and December 31, 2011

(In millions of won)	Note	September 30, 2012		December 31, 2011

Assets
Current Assets:
Cash and cash equivalents	27,28	₩	365,673	895,558
Short-term financial instruments	4,27,28		128,300	627,500
Short-term investment securities	6,27,28		84,981	90,573
Accounts receivable - trade, net	5,27,28,29		1,423,607	1,282,234
Short-term loans, net	5,27,28,29		81,520	88,236
Accounts receivable - other, net	5,27,28,29		346,254	774,221
Prepaid expenses			72,022	79,668
Derivative financial assets	17,27,28		79,160	83,708
Inventories, net			13,779	8,407
Non-current assets held for sale	7		556,269	—
Income tax refund receivables	25		15,343	—
Advanced payments and other	5,27,28		20,677	17,972

Total Current Assets			3,187,585	3,948,077

Non-Current Assets:
Long-term financial instruments	4,27,28		69	7,569
Long-term investment securities	6,7,27,28		782,831	1,312,438
Investments in subsidiaries and associates	8		7,998,066	4,647,506
Property and equipment, net	7,9,29		6,550,285	6,260,169
Investment property	7,10		—	30,699
Goodwill	11		1,306,236	1,306,236
Intangible assets	12		2,225,888	2,364,795
Long-term loans, net	5,27,28,29		54,435	75,282
Long-term accounts receivable - other	5,27,28		—	5,393
Long-term prepaid expenses			20,885	20,939
Guarantee deposits	5,27,28,29		144,630	155,389
Long-term derivative financial assets	17,27,28		89,950	104,897
Deferred tax assets	25		164,554	280,380
Other non-current assets			1,087	758

Total Non-Current Assets			19,338,916	16,572,450

Total Assets		₩	22,526,501	20,520,527

See accompanying notes to the unaudited condensed separate interim financial statements.

3

SK TELECOM CO., LTD.

Unaudited Condensed Separate Statements of Income

For the three and nine-month periods ended September 30, 2012 and 2011

(In millions of won)	Note	September 30, 2012		December 31, 2011

Liabilities and Equity
Current Liabilities:
Current portion of long-term debt, net	13,14,27,28	₩	333,889	1,044,518
Accounts payable - other	27,28,29		1,174,276	1,361,473
Withholdings	27,28		557,482	330,674
Accrued expenses	27,28		853,751	468,313
Income tax payable	25		—	277,836
Unearned revenue			258,705	282,891
Derivative financial liabilities	17,27,28		—	4,645
Provisions	15		380,099	656,597
Advanced receipt and other			42,701	40,059

Total Current Liabilities			3,600,903	4,467,006

Non-Current Liabilities:
Debentures, net, excluding current portion	13,27,28		3,729,918	2,590,630
Long-term borrowings, excluding current portion	13,27,28		1,902,331	115,330
Long-term payables - other	14,27,28		705,561	840,974
Long-term unearned revenue			209,291	212,172
Defined benefit obligation	16		46,906	26,740
Long-term derivative financial liabilities	17,27,28		27,998	—
Long-term provisions	15		154,071	134,264
Other non-current liabilities	27,28,29		165,448	167,109

Total Non-Current Liabilities			6,941,524	4,087,219

Total Liabilities			10,542,427	8,554,225

Equity
Share capital	1,18		44,639	44,639
Capital deficit and other capital adjustments	18,19		(236,161)	(236,016)
Retained earnings	20		11,901,520	11,837,185
Reserves	21		274,076	320,494

Total Equity			11,984,074	11,966,302

Total Liabilities and Equity		₩	22,526,501	20,520,527

See accompanying notes to the unaudited condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Unaudited Condensed Separate Statements of Income

For the three and nine-month periods ended September 30, 2012 and 2011

(In millions of won except for per share data)	Note	September 30, 2012			September 30, 2011 (Restated)
		Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Operating revenue:	29
Revenue		₩	3,097,482	9,173,497	3,202,287	9,521,831

Operating expense:	29
Labor cost			113,976	402,171	133,437	421,254
Commissions paid			1,563,778	4,285,001	1,302,214	3,824,523
Depreciation and amortization			439,076	1,240,348	454,446	1,298,332
Network interconnection			216,233	648,645	247,310	739,085
Leased line			110,413	321,297	115,899	310,022
Advertising			48,347	146,228	78,957	173,681
Rent			82,493	244,348	77,971	231,943
Cost of products that have been resold			77,638	194,893	54,225	137,832
Other operating expenses	22		195,987	565,062	213,575	592,870

Sub-total			2,847,941	8,047,993	2,678,034	7,729,542

Operating income	3		249,541	1,125,504	524,253	1,792,289

Finance income	24		15,148	90,423	63,592	366,015
Finance costs	24		(90,153)	(247,506)	(72,727)	(167,834)
Other non-operating income	3,23		8,751	14,756	9,730	16,229
Other non-operating expenses	3,23		(21,389)	(100,097)	(25,190)	(70,705)
Gain on disposal of investments in subsidiaries and associates	8		—	80,483	—	1,990
Loss on disposal of investments in subsidiaries and associates	8		—	—	(1,291)	(1,291)
Impairment loss on investments in associates	8		—	(72,096)	—	—

Income before income tax			161,898	891,467	498,367	1,936,693

Income tax expense	25		13,897	167,129	109,684	512,952

Net income for the period		₩	148,001	724,338	388,683	1,423,741

Basic earnings per share	26	₩	2,124	10,393	5,513	20,083

Diluted earnings per share	26	₩	2,124	10,128	5,368	19,533

See accompanying notes to the unaudited condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Unaudited Condensed Separate Statements of Changes in Equity

For the nine-month periods ended September 30, 2012 and 2011

(In millions of won)	Note	September 30, 2012			September 30, 2011
		Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended

Net income for the period		₩	148,001	724,338	388,683	1,423,741

Other comprehensive income(loss)
Net change in unrealized fair value of available-for-sale financial assets	21		12,969	(35,306)	(199,438)	(380,171)
Net change in unrealized fair value of derivatives	17,21		(13,875)	(11,112)	(21,981)	(15,754)
Actuarial gains(losses), net on defined benefit obligations	16,20		1,016	(4,870)	(182)	(5,802)

			110	(51,288)	(221,601)	(401,727)

Total comprehensive income		₩	148,111	673,050	167,082	1,022,014

See accompanying notes to the unaudited condensed separate interim financial statements.

6

SK TELECOM CO., LTD.

Unaudited Condensed Separate Statements of Changes in Equity

For the nine-month periods ended September 30, 2012 and 2011

(In millions of won)
	Share capital		Capital deficit and other capital adjustments				Retained earnings	Reserves	Total equity
			Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Other

Balance, January 1, 2011	₩	44,639	2,915,887	(2,202,439)	(15,875)	(722,216)	10,824,356	736,606	11,580,958
Cash dividends		—	—	—	—	—	(668,293)	—	(668,293)
Treasury stock		—	—	(208,012)	—	—	—	—	(208,012)
Changes in subsidiaries		—	—	—	—	(381)	—	—	(381)
Total comprehensive income
Net income		—	—	—	—	—	1,423,741	—	1,423,741
Other comprehensive loss		—	—	—	—	—	(5,802)	(395,925)	(401,727)

Balance, September 30, 2011	₩	44,639	2,915,887	(2,410,451)	(15,875)	(722,597)	11,574,002	340,681	11,726,286

Balance, January 1, 2012	₩	44,639	2,915,887	(2,410,451)	(18,855)	(722,597)	11,837,185	320,494	11,966,302
Cash dividends		—	—	—	—	—	(655,133)	—	(655,133)
Transfer of business		—	—	—	—	(145)	—	—	(145)
Total comprehensive income
Net income		—	—	—	—	—	724,338	—	724,338
Other comprehensive loss		—	—	—	—	—	(4,870)	(46,418)	(51,288)

Balance, September 30, 2012	₩	44,639	2,915,887	(2,410,451)	(18,855)	(722,742)	11,901,520	274,076	11,984,074

See accompanying notes to the unaudited condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Unaudited Condensed Separate Statements of Cash Flows

For the nine-month periods ended September 30, 2012 and 2011

(In millions of won)	Note	2012		2011

Cash flows from operating activities:
Cash generated from operating activities
Net income for the period		₩	724,338	1,423,741
Adjustments for income and expenses	31		1,713,369	1,791,310
Changes in assets and liabilities related to operating activities	31		415,077	1,756,036

Sub-total			2,852,784	4,971,087
Interest received			37,744	105,593
Dividends received			31,143	33,676
Interest paid			(194,593)	(147,528)
Income tax paid			(328,107)	(537,544)

Net cash provided by operating activities			2,398,971	4,425,284

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			14,182	112,000
Decrease in short-term financial instruments, net			506,700	—
Collection of short-term loans			183,363	136,852
Proceeds from disposal of long-term investment securities			15,411	214,612
Proceeds from disposal of investments in subsidiaries and associates			88,602	7,124
Proceeds from disposal of property and equipment			2,968	2,294
Proceeds from disposal of intangible assets			2,832	2,172
Collection of long-term loans			8,098	28,152
Proceeds from disposal of other non-current assets			—	386

Sub-total			822,156	503,592
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(406,000)
Increase in short-term loans			(162,434)	(177,372)
Increase in long-term financial instruments			—	(7,509)
Acquisition of long-term investment securities			(3,920)	(215,323)
Acquisition of investments in subsidiaries and associates			(3,105,160)	(62,552)
Acquisition of property and equipment			(1,865,858)	(1,590,158)
Acquisition of intangible assets			(41,271)	(32,617)
Increase in long-term loans			(22)	(2,334)
Cash outflows from transfer of business			(3,387)	—
Increase in other non-current assets			(329)	(4)

Sub-total			(5,182,381)	(2,493,869)

Net cash used in investing activities			(4,360,225)	(1,990,277)

See accompanying notes to the unaudited condensed separate interim financial statements.

8

SK TELECOM CO., LTD.

Unaudited Condensed Separate Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2012 and 2011

(In millions of won)	Note	2012		2011

Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		₩	1,500,000	500,000
Proceeds from long-term borrowings			1,986,800	—
Issuance of debentures			768,296	—
Cash inflows from settlement of derivatives			1,517	—

Sub-total			4,256,613	500,000
Cash outflows for financing activities:
Repayment of short-term borrowings			(1,500,000)	—
Repayment of long-term borrowings			(200,000)	—
Acquisition of treasury stock			—	(208,012)
Repayment of current portion of long-term debt			(92,158)	(670,000)
Repayment of debentures			(372,539)	(332,160)
Payment of cash dividends			(655,133)	(668,293)
Cash outflows from settlement of derivatives			(5,415)	(17,694)

Sub-total			(2,825,245)	(1,896,159)

Net cash provided by (used in) financing activities			1,431,368	(1,396,159)

Net increase (decrease) in cash and cash equivalents			(529,886)	1,038,848
Cash and cash equivalents at beginning of the period			895,558	357,470
Effects of exchange rate changes on cash and cash equivalents			1	—

Cash and cash equivalents at end of the period		₩	365,673	1,396,318

See accompanying notes to the unaudited condensed separate interim financial statements.

9

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications in Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2012, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings, Co., Ltd.	20,363,452	25.22
Tradewinds Global Investors, LLC	3,241,956	4.01
Institutional investors and other minority stockholders	46,089,591	57.08
Treasury stock	11,050,712	13.69

Total number of shares	80,745,711	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’ as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2011. These unaudited condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, ‘Consolidated and Separate Financial Statements’ presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

10

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments

The preparation of the unaudited condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these unaudited condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements as of and for the year ended December 31, 2011.

(3)	Common control transactions

SK Holdings Co, Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Company because it has de facto control of the Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Significant Accounting Policies

Except as described below, the accounting policies applied by the Company in these unaudited condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2011. The following changes in accounting policy are also expected to be reflected in the Company’s separate financial statements as of and for the year ended December 31, 2012.

(1)	Changes in accounting policy

- Presentation of financial statements

The Company early adopted the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ from the interim period ended September 30, 2012. Pursuant to the amended K-IFRS No. 1001, the Company’s operating income is calculated as operating revenue less operating expense and is presented separately in the accompanying condensed separate interim statements of income. The Company retrospectively applied the amendment and the related impact of the adoption is presented in note 3 (2) below.

11

3.	Significant Accounting Policies, Continued

(2)	Impact of change in accounting policy

The impact of adopting the amendment to K-IFRS No. 1001 is as below:

(In millions of won)	September 30, 2012			September 30, 2011
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Operating income before adoption of the amendment	₩	236,903	1,040,163	508,793	1,737,813
Differences:
Other non-operating income
Fees revenues		(2,275)	(3,485)	(1,636)	(2,319)
Gain on disposal of property and equipment and intangible assets		(1,523)	(1,881)	(328)	(1,184)
Others		(4,953)	(9,390)	(7,766)	(12,726)

		(8,751)	(14,756)	(9,730)	(16,229)
Other non-operating expense Impairment loss on property and equipment and intangible assets		—	15,438	—	—
Loss on disposal of property and equipment and intangible assets		6,773	8,858	6,230	13,585
Donations		4,013	44,495	15,480	45,534
Bad debt for accounts receivable - other		503	19,874	1,614	4,524
Others		10,100	11,432	1,866	7,062

		21,389	100,097	25,190	70,705

Operating income after adoption of the amendment	₩	249,541	1,125,504	524,253	1,792,289

4.	Restricted Deposits

Deposits which are restricted in use as of September 30, 2012 and December 31, 2011 are summarized as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Short-term financial instruments(*)	₩	77,500	70,000
Long-term financial instruments(*)		69	7,569

	₩	77,569	77,569

(*)	These financial instruments include financial instruments restricted in use for certain commitments that are non-cancellable until maturity.

12

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	September 30, 2012
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	₩	1,529,591	(105,984)	1,423,607
Short-term loans		82,604	(1,084)	81,520
Accounts receivable - other		389,948	(43,694)	346,254
Accrued income		4,270	—	4,270

		2,006,413	(150,762)	1,855,651
Non-current assets:
Long-term loans		77,817	(23,382)	54,435
Guarantee deposits		144,630	—	144,630

		222,447	(23,382)	199,065

	₩	2,228,860	(174,144)	2,054,716

(In millions of won)	December 31, 2011
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	₩	1,400,758	(118,524)	1,282,234
Short-term loans		89,387	(1,151)	88,236
Accounts receivable - other		802,581	(28,360)	774,221
Accrued income		5,278	—	5,278

		2,298,004	(148,035)	2,149,969
Non-current assets:
Long-term loans		98,886	(23,604)	75,282
Long-term accounts receivable - other		5,393	—	5,393
Guarantee deposits		155,389	—	155,389

		259,668	(23,604)	236,064

	₩	2,557,672	(171,639)	2,386,033

5.	Trade and Other Receivables, Continued

(2)	The movement in allowance for doubtful accounts in respect of trade and other receivables during the nine-month periods ended September 30, 2012 and 2011 was as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2012		September 30, 2011
Balance at January 1	₩	171,639	210,996
Increase of bad debt		34,441	33,819
Reversal of allowance for doubtful accounts		(4,531)	(41)
Write-offs		(51,473)	(36,061)
Collection of receivables written-off		24,068	14,745

Balance at September 30	₩	174,144	223,458

13

(3)	Details of trade and other receivables, overdue but not impaired, and impaired accounts receivable as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	September 30, 2012			December 31, 2011
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Accounts receivable	₩	1,108,179	632,972	944,178	1,072,199
Overdue but not impaired accounts receivable		43,595	—	24,880	—
Impaired accounts receivable		377,817	66,297	431,700	84,715

		1,529,591	699,269	1,400,758	1,156,914
Allowance for doubtful accounts		(105,984)	(68,160)	(118,524)	(53,115)

	₩	1,423,607	631,109	1,282,234	1,103,799

The Company establishes the allowance for doubtful accounts based on the likelihood of recoverability of accounts receivable based on the aging of accounts receivable at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Less than 1 month	₩	7,017	4,229
1 ~ 3 months		8,679	6,979
3 ~ 6 months		11,355	3,336
More than 6 months		16,544	10,336

	₩	43,595	24,880

6.	Investment Securities

(1)	Details of short-term investment securities as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Beneficiary certificates(*)	₩	76,105	90,287
Current portion of long-term investment securities		8,876	286

	₩	84,981	90,573

(*) The distributions arising from beneficiary certificates as of September 30, 2012, were accounted for as accrued income.

14

(2)	Details of long-term available-for-sale financial assets as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Equity securities:
Marketable equity securities(*1)	₩	613,909	1,095,747
Unlisted equity securities		18,737	15,903
Equity investments		142,867	175,466

		775,513	1,287,116
Debt securities:
Public bonds(*2)		401	401
Investment bonds(*3)		15,793	25,207

		16,194	25,608

Total		791,707	1,312,724
Less current portion of long-term investment securities		(8,876)	(286)

Long-term investment securities	₩	782,831	1,312,438

(*1)	During the nine-month period ended September 30, 2012, shares in POSCO with carrying amount of ₩ 453,459 million were classified as non-current assets held for sale.
(*2)	Details of maturity for the public bonds as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Less than 1 year	₩	45	45
1 ~ 5 years		356	356

	₩	401	401

6.	Investment Securities, Continued

(*3)	The Company classified convertible bonds of NanoEnTek, Inc. (carrying amount as of September 30, 2012: ₩ 15,793 million), which were acquired during the year ended December 31, 2011, as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income (loss).

On February 2, 2012, SK Communications Co., Ltd, a subsidiary of the Company, disposed ₩ 20,000 million of convertible securities issued by Etoos Co., Ltd. to Shinhan the 2nd Private Investment Company for ₩ 19,000 million. In relation to this transaction, the Company recognized a gain on the disposal of available-for-sale financial assets of ₩ 2,812 million.

15

7.	Non-current Assets Held for Sale

(1)	Long-term investment securities

During the nine-month period ended September 30, 2012, 1,240,655 shares in POSCO were classified as non-current assets held for sale in accordance with a resolution of the Board of Directors on September 26, 2012. The Board of Directors planned to dispose the investment securities in order to secure investment resources for financial structure improvement and future growth, and the investment securities were disposed on October 8, 2012. Non-current assets held for sale as of September 30, 2012 are as follows:

(In millions of won)
September 30, 2012
Long-term investment securities	₩	453,459

The above investment securities are measured at fair value and the difference between fair value and carrying amount of W 287,129 million is recognized as net change in fair value of available-for-sale financial assets in other comprehensive income.

(2)	Property and equipment, and investment property

During the nine-month period ended September 30, 2012, part of property and equipment, and investment property were classified as non-current assets held for sale in accordance with the decision of management. Management planned to dispose of these assets in order to secure investment resources for financial structure improvement and future growth, and expected the assets to be sold by December 2012. Non-current assets held for sale as of September 30, 2012 are as follows:

(In millions of won)
	September 30, 2012
Property and equipment	₩	72,015
Investment property		30,795

	₩	102,810

Non-current assets held for sale are measured at carrying amount which is lesser of fair value, a subtraction of costs to sell from fair value, or carrying amount.

8.	Investments in Subsidiaries and Associates

(1)	Investments in subsidiaries and associates as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Investments in subsidiaries	₩	3,396,034	3,382,939
Investments in associates		4,602,032	1,264,567

	₩	7,998,066	4,647,506

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(2)	Details of investments in subsidiaries as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	September 30, 2012				December 31, 2011
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,082,272	83.5	₩	144,740	144,740
Ntreev Soft Co., Ltd.(*1)	—	—		—	7,708
SK Broadband Co., Ltd.	149,638,354	50.6		1,242,247	1,242,247
PS&Marketing Corporation	46,000,000	100.0		213,934	213,934
Service Ace Co., Ltd.	4,385,400	100.0		21,927	21,927
Service Top Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.	60,000,000	100.0		1,234,884	1,234,884
SK Telecom China Holdings Co., Ltd.	—	100.0		29,116	29,116
SKY Property Mgmt. Ltd.	22,980	60.0		264,850	264,850
SKT Vietnam PTE. Ltd.	180,476,700	73.3		26,264	26,264
SKT Americas, Inc.	122	100.0		65,379	65,379
YTK Investment Ltd.(*2)	—	100.0		69,464	52,123
Atlas Investment(*2)	—	100.0		53,948	50,486

			₩	3,396,034	3,382,939

(*1)	During the nine-month period ended September 30, 2012, the Company sold 2,064,970 shares (ownership interest of 63.7%) of investment in Ntreev Soft Co., Ltd. to NCsoft Corporation and recognized gain on disposal of W 80,483 million.
(*2)	During the nine-month period ended September 30, 2012, the Company additionally invested W 17,341 million in YTK Investment Ltd. and W 3,462 million in Atlas Investment.

17

8.	Investments in Subsidiaries and Associates, Continued

(3)	Details of investments in associates as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	September 30, 2012				December 31, 2011
	Number of shares	Ownership percentage (%)	Carrying amount		Carrying amount
SK Marketing & Company Co., Ltd.	5,000,000	50.0	₩	112,531	112,531
SK China Company Ltd.	720,000	22.5		47,830	47,830
SK USA, Inc.	49	49.0		5,498	5,498
HappyNarae Co., Ltd.(*1)	680,000	42.5		12,250	12,250
F&U Credit information Co., Ltd.	300,000	50.0		4,482	4,482
Korea IT Fund(*2)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*3)	382,000	19.1		1,532	1,532
HanaSK Card Co., Ltd.	57,647,058	49.0		400,000	400,000
Daehan Kanggun BcN Co., Ltd.	1,675,126	29.0		8,340	8,340
NanoEnTek, Inc.(*3)	1,807,130	9.3		11,000	11,000
Health Connect Co., Ltd.	141,000	49.5		1,410	1,410
UNISK (Beijing) Information Technology Co., Ltd.	49	49.0		4,247	4,247
TR Entertainment	—	42.2		7,560	7,560
SK Industrial Development China Co., Ltd.	72,952,360	35.0		83,691	83,691
Packet One Network	1,151,556	37.4		137,751	137,751
SK Technology Innovation Company	9,800	49.0		85,873	85,873
Lightsquared Inc.(*3,4)	3,387,916	3.3		—	72,096
SK Hynix Inc.(*5)	146,100,000	21.1		3,374,726	—
SK MENA Investment B.V.(*6)	—	32.1		14,485	—
SK Latin America Investment S.A.(*7)	—	32.1		14,242	—
Gemini(*8)	—	20.0		6,108	—
SK Wyverns Baseball Club Co., Ltd. and others	—	—		47,519	47,519

			₩	4,602,032	1,264,567

(*1)	Name of the company has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the nine-month period ended September 30, 2012.
(*2)	Investment in Korea IT Fund was classified as investments in associates as the Company only has less than 50% of voting rights under the contract.
(*3)	Investments in these associates were classified as investments in associates as the Company has the ability to exercise significant influence on these associates through participation on their board of directors.
(*4)	The Company recognized impairment loss of W 72,096 million during the nine-month period ended September 30, 2012.

18

8.	Investments in Subsidiaries and Associates, Continued

(*5)	The Company acquired 146,100,000 shares (ownership interest of 21.1%) of SK Hynix Inc. through purchase of existing shares and subscription of new shares at February 14, 2012.
(*6)	The Company acquired 32.1% of ownership interest of SK MENA Investment B.V. during the nine-month period ended September 30, 2012.
(*7)	The Company acquired 32.1% of ownership interest of SK Latin America Investment S.A. during the nine-month period ended September 30, 2012.
(*8)	The Company acquired 20.0% of ownership interest of Gemini during the nine-month period ended September 30, 2012.

(4)	The market price of investments in listed subsidiaries as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won, except for share data)
	September 30, 2012				December 31, 2011
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
SK Broadband Co., Ltd.	₩	3,800	149,638,354	568,626	3,460	149,638,354	517,749

9.	Property and Equipment

(1)	Property and equipment as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012					December 31, 2011
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount	Carrying amount
Land	₩	384,369	—	—	384,369	409,696
Buildings		991,887	(382,870)	—	609,017	676,095
Structures		631,589	(309,776)	—	321,813	300,995
Machinery		16,657,099	(12,455,688)	(12,531)	4,188,880	3,581,275
Other		1,367,168	(846,582)	—	520,586	640,317
Construction in progress		525,620	—	—	525,620	651,791

Total	₩	20,557,732	(13,994,916)	(12,531)	6,550,285	6,260,169

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9.	Property and Equipment, Continued

(2)	Changes in property and equipment for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2012
	Beginning balance		Acquisition(*1)	Disposal	Transfer	Depreciation	Impairment loss(*2)	Ending balance
Land(*3)	₩	409,696	569	(140)	(25,756)	—	—	384,369
Buildings(*3)		676,095	1,020	(89)	(38,869)	(29,140)	—	609,017
Structures(*3)		300,995	30,853	(4)	15,194	(25,225)	—	321,813
Machinery		3,581,275	131,113	(796)	1,425,619	(935,800)	(12,531)	4,188,880
Other		640,317	1,108,710	(7,908)	(1,149,815)	(70,718)	—	520,586
Construction in progress		651,791	594,858	(810)	(720,219)	—	—	525,620

	₩	6,260,169	1,867,123	(9,747)	(493,846)	(1,060,883)	(12,531)	6,550,285

(*1)	Acquisition for the nine-month period ended September 30, 2012 includes assets transferred of W 1,266 million in relation to the transfer of Imagine business from SK Planet Co., Ltd.
(*2)	The Company recognized impairment loss on property and equipment of W 12,531 million in relation to the Digital Multimedia Broadcasting service.
(*3)	During the nine-month period ended September 30, 2012, land, buildings and structures with carrying amount of W 72,015 million were reclassified as non-current assets held for sale.

(In millions of won)	For the nine-month period ended September 30, 2011
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	₩	402,702	2,109	(92)	1,257	—	405,976
Buildings		686,645	15,168	(132)	(2,502)	(28,676)	670,503
Structures		242,004	23,262	(734)	6,851	(23,527)	247,856
Machinery		3,240,001	48,749	(3,396)	871,288	(953,730)	3,202,912
Other		521,499	906,058	(2,613)	(620,788)	(59,479)	744,677
Construction in progress		376,896	792,002	(8,061)	(759,264)	—	401,573

	₩	5,469,747	1,787,348	(15,028)	(503,158)	(1,065,412)	5,673,497

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10.	Investment Property

(1)	Investment property as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	September 30, 2012				December 31, 2011
	Acquisition cost		Accumulated depreciation	Carrying amount	Carrying amount
Land	₩	—	—	—	9,001
Buildings		—	—	—	21,698

	₩	—	—	—	30,699

10.	Investment Property, Continued

(2)	Changes in investment property for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2012
	Beginning balance		Transfer	Depreciation	Ending balance
Land	₩	9,001	(9,001)	—	—
Buildings		21,698	(20,109)	(1,589)	—

	₩	30,699	(29,110)	(1,589)	—

During the nine-month period ended September 30, 2012, land and buildings with carrying amount of W 30,795 million were reclassified as non-current assets held for sale.

(In millions of won)	For the nine-month period ended September 30, 2011
	Beginning balance		Transfer	Depreciation	Ending balance
Land	₩	9,508	2,038	—	11,546
Buildings		25,291	5,757	(2,659)	28,389

	₩	34,799	7,795	(2,659)	39,935

(3)	Details of fair value of investment property as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	September 30, 2012			December 31, 2011
	Carrying amount		Fair value	Carrying amount	Fair value
Land	₩	—	—	9,001	51,731
Buildings		—	—	21,698	21,679

	₩	—	—	30,699	73,410

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

21

11.	Goodwill

Goodwill as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Goodwill related to acquisition of Shinsegi Telecom, Inc.	₩	1,306,236	1,306,236

12.	Intangible Assets

(1)	Intangible assets as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)	September 30, 2012					December 31, 2011
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount	Carrying amount
Frequency use rights	₩	2,837,385	(1,077,457)	(2,907)	1,757,021	1,889,102
Land use rights		30,973	(20,244)	—	10,729	12,739
Industrial rights		31,600	(21,435)	—	10,165	8,328
Development costs		124,545	(124,528)	—	17	1,186
Facility usage rights		38,472	(24,497)	—	13,975	15,058
Memberships(*1)		79,200	—	—	79,200	80,607
Other(*2)		1,465,531	(1,110,750)	—	354,781	357,775

Total	₩	4,607,706	(2,378,911)	(2,907)	2,225,888	2,364,795

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Company built and donated to a university which in turn the Company is given rights-to-use for a definite number of years.

(2)	Details of changes in intangible assets for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2012
	Beginning balance		Acquisition(*1)	Disposal	Transfer	Amortization	Impairment loss(*2)	Ending balance
Frequency use rights	₩	1,889,102	16,659	—	—	(145,833)	(2,907)	1,757,021
Land use rights		12,739	1,770	(80)	—	(3,700)	—	10,729
Industrial rights		8,328	4,006	—	—	(2,169)	—	10,165
Development costs		1,186	—	—	—	(1,169)	—	17
Facility usage rights		15,058	681	(92)	13	(1,685)	—	13,975
Memberships		80,607	20	(1,427)	—	—	—	79,200
Other		357,775	26,344	(1,431)	76,962	(104,869)	—	354,781

	₩	2,364,795	49,480	(3,030)	76,975	(259,425)	(2,907)	2,225,888

22

(*1)	Acquisition for the nine-month period ended September 30, 2012 includes assets transferred of ₩ 200 million in relation to the transfer of Imagine business from SK Planet Co., Ltd.
(*2)	The Company recognized impairment loss on intangible assets of ₩ 2,907 million in relation to the frequency use rights of the discontinued Digital Multimedia Broadcasting service.

12.	Intangible Assets, Continued

(In millions of won)
	For the nine-month period ended September 30, 2011
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights	₩	709,043	—	—	404,970	(109,767)	1,004,246
Land use rights		11,130	3,642	(54)	—	(3,064)	11,654
Industrial rights		14,748	1,395	—	323	(2,587)	13,879
Development costs		4,898	—	—	—	(2,619)	2,279
Facility usage rights		16,702	379	(87)	36	(1,665)	15,365
Memberships		90,108	3,313	(2,400)	—	—	91,021
Other		578,340	23,888	—	89,770	(219,324)	472,674

	₩	1,424,969	32,617	(2,541)	495,099	(339,026)	1,611,118

(3)	The carrying amount and residual useful lives of frequency usage rights as of September 30, 2012 are as follows:

(In millions of won)
	Amount		Description	Residual useful lives
W-CDMA license	₩	413,874	Frequency use rights relating to W-CDMA service	(	*1)
W-CDMA license		69,321	Frequency use rights relating to W-CDMA service	(	*2)
800MHz license		354,760	Frequency use rights relating to CDMA and LTE service	(	*3)
1.8GHz license		903,777	Frequency use rights relating to LTE service	(	*4)
WiBro license		—	WiBro service	(	*5)
WiBro license		15,289	WiBro service	(	*6)

	₩	1,757,021

(*1)	The Company purchased the W-CDMA license from Korea Communication Commission (“KCC”) on December 4, 2001. Amortization of the W-CDMA license commenced once the Company began its commercial W-CDMA services on December 29, 2003, under a straight-line basis over the remaining useful life of the license. The W-COMA license will expire in December 2016.

23

(*2)	The Company purchased the additional W-CDMA license from KCC in May 2010. Amortization of the additional W-CDMA license commenced once the Company started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-COMA license will expire in December 2016.
(*3)	The Company purchased 800MHz license from KCC in June 2011. Amortization of the 800MHz license commenced once the Company started its related commercial CDMA and LTE services on July 1, 2011, under a straight-line basis over the remaining useful life of the 800MHz license. The 800MHz license will expire in June 2021.

12.	Intangible Assets, Continued

(*4)	The Company purchased 1.8GHz license from KCC in December 2011. Amortization of the 1.8GHz license commenced when the Company starts its related commercial LTE services in July 2012, under a straight-line basis over the remaining useful life of the 1.8GHz license. The 1.8GHz license will expire in December 2021.
(*5)	The WiBro license was used for seven years from the purchase date when the Company started its commercial WiBro services on March 30, 2005. The amortization is completed during the nine-month period ended September 30, 2012 as the useful life matures.
(*6)	The Company additionally purchased WiBro license in March 2012. Amortization of this WiBro license commenced when the Company started its commercial WiBro services on March 30, 2012, under a straight line basis over the remaining useful life. This WiBro license will expire in March 2019.

13.	Borrowings and Debentures

(1)	Long-term borrowings as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	September 30, 2012		December 31, 2011
Bank of Communications (*1,2)	6M Libor + 0.29	Oct. 10, 2013	₩ (USD	33,558 30,000)	(USD	34,599 30,000)
Bank of China(*1)	6M Libor + 0.29	Oct. 10, 2013	(USD	22,372 20,000)	(USD	23,066 20,000)
DBS Bank(*1)	6M Libor + 0.29	Oct. 10, 2013	(USD	27,965 25,000)	(USD	28,833 25,000)
SMBC(*1)	6M Libor + 0.29	Oct. 10, 2013	(USD	27,965 25,000)	(USD	28,832 25,000)
Kookmin Bank and 13 others	4.48	Feb. 14, 2015		1,800,000		—

				1,911,860		115,330
Less present value discount on long-term borrowings				(9,529)		—

			₩	1,902,331		115,330

24

(*1)	As of September 30, 2012, 6M Libor rate is 0.64%.
(*2)	As of September 30, 2012, the Company’s lender is Bank of Communications as Credit Agricole transferred the loans to Bank of Communications during the nine-month period ended September 30, 2012.

13.	Borrowings and Debentures, Continued

(2)	Debentures as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Japanese Yen, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	September 30, 2012		December 31, 2011
Unsecured private bonds	Refinancing fund	2016	5.00	₩	200,000		200,000
Unsecured private bonds		2013	4.00		200,000		200,000
Unsecured private bonds		2014	5.00		200,000		200,000
Unsecured private bonds (*1)		2012	3M Euro Yen Libor + 0.55	(JPY	180,140 12,500,000)	(JPY	185,645 12,500,000)
Unsecured private bonds	Other fund	2015	5.00		200,000		200,000
Unsecured private bonds		2018	5.00		200,000		200,000
Unsecured private bonds		2013	6.92		250,000		250,000
Unsecured private bonds		2016	5.54		40,000		40,000
Unsecured private bonds		2012	3M Euro Yen Libor + 2.50		—	(JPY	44,555 3,000,000)
Unsecured private bonds		2016	5.92		230,000		230,000
Unsecured private bonds		2012	3M Euro Yen Tibor + 2.50		—	(JPY	74,258 5,000,000)
Unsecured private bonds	Operating fund	2016	3.95		110,000		110,000
Unsecured private bonds		2021	4.22		190,000		190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000		—
Unsecured private bonds		2022	3.30		140,000		—
Unsecured private bonds		2032	3.45		90,000		—
Foreign global bonds	Operating fund	2027	6.63	(USD	447,440 400,000)	(USD	461,320 400,000)
Exchangeable bonds (*4,5)	Refinancing fund	2014	1.75	(USD	399,677 332,528)	(USD	397,886 332,528)
Floating rate notes (*2)	Operating fund	2012	3M Libor + 3.15		—	(USD	253,726 220,000)
Floating rate notes (*2)		2014	3M Libor + 1.60	(USD	279,650 250,000)	(USD	288,325 250,000)
Floating rate notes (*3)		2014	SOR rate + 1.20	(SGD	59,313 65,000)	(SGD	57,619 65,000)
Swiss unsecured private bonds		2017	1.75	(CHF	357,915 300,000)		—

Sub-total					3,944,135		3,583,334
Less discounts on bonds					(34,091)		(37,329)

					3,910,044		3,546,005
Less current portion of bonds					(180,126)		(955,375)

				₩	3,729,918		2,590,630

25

(*1)	As of September 30, 2012, 3M EURO Yen Libor rate is 0.19%.
(*2)	As of September 30, 2012, 3M Libor rate is 0.36%.
(*3)	As of September 30, 2012, SOR rate is 0.38%.

13.	Borrowings and Debentures, Continued

(*4)	As of September 30, 2012, exchangeable bonds are classified as financial liabilities at fair value through profit or loss. As of December 31, 2011, the exchangeable bonds were classified as current liabilities as the bond holders would be eligible to redeem their notes at 100% of the principal amount on April 7, 2012. However, as of September 30, 2012, the exchangeable bonds are reclassified as non-current liabilities as the bond holders have not exercised and have lost their early redemption right.
(*5)	On April 7, 2009, the Company issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%. As of September 30, 2012, fair value of the exchangeable bonds is USD 357,301,336. The exchange price could be adjusted and the exchange price is ₩ 197,760 with the exchange rate of ₩ 1,383.40 per USD 1.

The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be exchanged as of September 30, 2012 is 2,326,149 shares.

26

Exchange of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Company will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with resolution of the Board of Directors on February 9, 2012, and July 28, 2012, the exchange price has changed from ₩ 209,853 to ₩ 197,760 and the number of common shares that can be exchanged was changed from 2,192,102 shares to 2,326,149 shares due to the payment of periodic and interim dividends. During the nine-month period ended September 30, 2012, no exchange was made.

13.	Borrowings and Debentures, Continued

(3)	Details of issuance or repayments of borrowings and debentures for the nine-month period ended September 30, 2012 are as follows:

(In millions of won, thousands of Japanese yen, and thousands of other currencies)
Lender	Annual interest rate (%)	Maturity	Coupon value			Carrying amount
January 1, 2012			₩	3,698,663			3,661,334
Issues:
Short-term borrowings	4.29	2013		500,000			500,000
	3.43	2012		200,000			200,000
	3.08 ~ 3.12	2012		500,000			500,000
	3.10	2012		300,000			300,000
Long-term borrowings	4.48	2015		2,000,000			2,000,000
Unsecured private bonds	3.24	2019		170,000			170,000
Unsecured private bonds	3.30	2022		140,000			140,000
Unsecured private bonds	3.45	2032		90,000			90,000
Swiss unsecured private bonds	1.75	2017	(CHF	363,552 300,000)		(CHF	363,552 300,000)
Commissions and others	—	-		—			(16,875)
Redemption
Short-term borrowings	4.29	2013(*1)		(500,000)			(500,000)
	3.43	2012		(200,000)			(200,000)
	3.08 ~ 3.12	2012		(500,000)			(500,000)
	3.10	2012		(300,000)			(300,000)
Long-term borrowings	4.48	2015(*2)		(200,000)			(200,000)
Unsecured private bonds	3M Euro Yen Libor + 2.50	2012	(JPY	(44,555 3,000,000	) )	(JPY	(44,555 3,000,000	) )
Unsecured private bonds	3M Euro Yen Tibor + 2.50	2012	(JPY	(74,258 5,000,000	) )	(JPY	(74,258 5,000,000	) )
Floating rate notes	3M Libor + 3.15	2012	(USD	(253,726 220,000	) )	(USD	(253,726 220,000	) )
Other:
Foreign translation gain (loss) and others(*3)				(33,681)			(23,097)

September 30, 2012			₩	5,855,995			5,812,375

27

(*1)	For the nine-month period ended September 30, 2012, the Company early redeemed the short-term borrowings while the contractual maturity is February 14, 2013.
(*2)	For the nine-month period ended September 30, 2012, the Company early redeemed ₩ 200,000 million from the long-term borrowings of ₩ 2,000,000 million.
(*3)	Foreign translation gain (loss) and others represent changes from foreign translation gain (loss) of foreign currency borrowings and debentures and amortization of bond discount.

14.	Long-term Payables - other

(1)	As of September 30, 2012 and December 31, 2011, long-term payables consist of payables related to acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 1.8GHz and 2.3GHz frequency and other details are as follows (Refer to note 12):

(In millions of won)
	2.1GHz		800MHz	1.8GHz	2.3GHz	Total
Period of repayment		2012 ~ 2014	2013 ~ 2015	2012 ~ 2021	2014 ~ 2016
Coupon rate(*1)		3.58%	3.51%	3.00%	3.00%
Annual effective interest rate(*2)		5.89%	5.69%	5.25%	5.80%
Nominal value	₩	52,600	208,250	746,250	8,650	1,015,750
Present value discount on long-term payables - other		(3,237)	(11,060)	(66,797)	(641)	(81,735)

Present value of long-term payables - other at the time of acquisition		49,363	197,190	679,453	8,009	934,015

Nominal value		52,600	208,250	746,250	—	1,007,100
Present value discount on long-term payables - other		(3,237)	(11,060)	(66,797)	—	(81,094)
Current portion of long-term payables - other		(17,533)	—	(74,625)	—	(92,158)
Accumulated amortization of present value discount at December 31, 2011		2,065	1,926	3,136	—	7,127
Carrying amount as of December 31, 2011		33,895	199,116	607,964	—	840,975
Increase		—	—	—	8,650	8,650
Present value discount on long-term payables - other		—	—	—	(641)	(641)
Amortization of present value discount on long-term payables - other		440	3,002	6,795	103	10,340
Less current portion of long-term payables -other		(17,184)	(67,509)	(69,070)	—	(153,763)

Carrying amount at September 30, 2012	₩	17,151	134,609	545,689	8,112	705,561

28

(*1)	The Company applied an annual interest rate equal to the previous year average lending rate of public funds financing account less 1%.
(*2)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term accounts payables-other.

(2)	The repayment schedule of long-term payables - other as of September 30, 2012 is as follows:

(In millions of won)	Amount
2013	₩	161,575
2014		164,458
2015		146,925
2016 and thereafter		450,633

	₩	923,591

15.	Provisions

Change in provisions for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the nine-month period ended Sep. 30, 2012					As of Sep. 30, 2012
	Beginning balance		Increase	Utilization	Ending balance	Current	Non-current
Provision for handset subsidy	₩	762,238	272,869	(538,803)	496,304	373,045	123,259
Provision for restoration		28,623	9,450	(207)	37,866	7,054	30,812

	₩	790,861	282,319	(539,010)	534,170	380,099	154,071

(In millions of won)	For the nine-month period ended Sep. 30, 2011					As of Sep. 30, 2011
	Beginning balance		Increase	Utilization	Ending balance	Current	Non-current
Provision for handset subsidy	₩	732,042	668,247	(638,970)	761,319	646,507	114,812
Provision for restoration		27,740	2,726	(2,804)	27,662	—	27,662

	₩	759,782	670,973	(641,774)	788,981	646,507	142,474

29

The Company has provided a handset subsidy for the subscribers who purchase handsets on an installment basis and recognized a provision for handset subsidy in accordance with the payment duration as of period end.

16.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Present value of defined benefit obligations	₩	116,774	95,359
Fair value of plan assets		(69,868)	(68,619)

	₩	46,906	26,740

(2)	Principal actuarial assumptions as of September 30, 2012 and December 31, 2011 are as follows:

	September 30, 2012	December 31, 2011
Discount rate for defined benefit obligations	4.52%	4.53%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	3.67%	4.74%
Expected rate of salary increase	6.37%	5.62%

Discount rate for defined benefit obligation is determined based on the Company’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of return on plan assets represent weighted average rate of market value of the individual assets on the plan. Expected rate of return on plan assets is determined based on the historical yield rate and current market conditions. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement. Inflation rate is determined based on inflation data declared by Bank of Korea.

16.	Defined Benefit Liabilities, Continued

(3)	Changes in defined benefit obligations for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2012		September 30, 2011
Beginning balance	₩	95,359	105,966
Current service cost		21,958	22,762
Interest cost		3,384	4,449
Actuarial loss		7,229	6,538
Benefit paid		(12,306)	(17,072)
Others(*)		1,150	368

Ending balance	₩	116,774	123,011

(*)	Others include transfer to construction in progress and transfer from SK Planet Co., Ltd. in relation to the transfer of Imagine business.

30

(4)	Changes in plan assets for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2012		September 30, 2011
Beginning balance	₩	68,619	84,584
Expected return on plan assets		1,673	2,818
Actuarial gain(loss)		803	(901)
Benefit paid		1,000	—
Contributions to the plan		(2,416)	(9,436)
Others(*)		189	—

Ending balance	₩	69,868	77,065

(*)	Others include transfer from SK Planet Co., Ltd. in relation to the transfer of Imagine business.

(5)	Expenses recognized in profit and loss and construction-in-progress for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2012		September 30, 2011
Current service cost	₩	21,958	22,762
Interest cost		3,384	4,449
Expected return on plan assets		(1,673)	(2,818)

	₩	23,669	24,393

The above costs are recognized in labor cost, research and development, and construction-in-progress.

16.	Defined Benefit Liabilities, Continued

(6)	Details of plan assets as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Equity instruments	₩	20	—
Debt instruments		15,675	—
Short-term financial instruments, etc.		54,173	68,619

	₩	69,868	68,619

Actual return on plan assets for the nine-month periods ended September 30, 2012 and 2011 amounted to ₩ 2,476 million and ₩ 1,917million, respectively.

31

17.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting

The Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling USD 100,000,000 borrowed on October 10, 2006. As of September 30, 2012, in connection with unsettled cross currency interest rate swap contracts to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ₩ 2,360 million (net of tax effect totaling ₩ 253 million and foreign currency translation loss arising from U.S. dollar denominated long-term borrowings totaling ₩ 17,060 million) is accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of September 30, 2012, in connection with unsettled cross currency interest rate swap contracts to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ₩ 3,646 million (net of tax effect totaling ₩ 564 million and foreign currency translation loss arising from unguaranteed Japanese yen denominated bonds totaling ₩ 76,078 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and five other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of September 30, 2012, in connection with unsettled foreign currency swap contract to which cash flow hedge accounting is applied since May 12, 2010, an accumulated loss on valuation of derivatives amounting to ₩ 34,779 million (net of tax effect totaling ₩ 11,103 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ₩ 9,924 million) is accounted for as accumulated other comprehensive loss. In connection with the currency swap contract, gain on valuation of currency swap which was incurred before application of hedge accounting, amounting to ₩ 129,806 million was recognized in profit or loss.

17.	Derivative Instruments, Continued

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with DBS Bank and Citi Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 250,000,000 issued on December 15, 2011. As of September 30, 2012, in connection with unsettled cross currency interest rate swap contract, an accumulated gain on valuation of derivatives amounting to ₩ 5,770 million (net of tax effect totaling ₩ 1,842 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ₩ 9,880 million) is accounted for as other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with United Overseas Bank to hedge the foreign currency risk and the interest rate risk of its Singapore dollar denominated bonds with face amounts totaling SGD 65,000,000 issued on December 15, 2011. As of September 30, 2012, in connection with unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ₩ 252 million (net of tax effect totaling ₩ 80 million and foreign currency translation loss arising from unguaranteed Singapore dollar denominated bonds totaling ₩ 1,837 million) is accounted for as accumulated other comprehensive loss.

32

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Citi Bank and five other banks to hedge the foreign currency risk of its Swiss Franc denominated bonds with face amounts totaling CHF 300,000,000 issued on June 12, 2012. As of September 30, 2012, in connection with unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ₩ 15,259 million (net of tax effect totaling ₩ 4,872 million and foreign currency translation gain arising from unguaranteed Swiss Franc denominated bonds totaling ₩ 5,600 million) is accounted for as accumulated other comprehensive loss.

(2)	As of September 30, 2012, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won, thousands of U.S. dollars, Japanese yen, and Singapore dollars)					Fair value
	Hedged item	Amount		Duration of Contract	Designated as Cash Flow Hedge
Current assets:
Floating-to-fixed cross currency swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012	₩	79,160
Non-current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated long-term borrowings	USD	100,000	Oct. 10, 2006 ~ Oct. 10, 2013		14,446
Fixed-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		74,000
Floating-to-fixed cross currency swap	Singapore dollar denominated bonds	SGD	65,000	Dec. 15, 2011 ~ Dec. 12, 2014		1,504

Total assets					₩	169,110

Non-current liabilities:
Floating-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	250,000	Dec. 15, 2011 ~ Dec. 12, 2014		2,267

Fixed-to-fixed cross currency swap	Swiss Franc denominated bonds	CHF	300,000	Jun. 12, 2012 ~ Jun. 12, 2017		25,731

Total liabilities					₩	27,998

33

18.	Share Capital and Capital Surplus (Deficit) and Other Capital Adjustments

The Company’s outstanding share capital consists entirely of common stock with a par value of ₩ 500. The number of authorized, issued and outstanding common shares and capital surplus (deficit) and other capital adjustments as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won, except for share data)
	September 30, 2012		December 31, 2011
Authorized shares		220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	₩	44,639	44,639
Capital surplus (deficit) and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock		(2,410,451)	(2,410,451)
Loss on disposal of treasury stock		(18,855)	(18,855)
Others(*2)		(722,742)	(722,597)

	₩	(236,161)	(236,016)

(*1)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding shares have decreased without change in the share capital.
(*2)	Others represent the difference between net assets and considerations paid in relation to the transfer of Imagine business from SK Planet Co., Ltd., a subsidiary.

There were no changes in share capital for the nine-month period ended September 30, 2012 and for the year ended December 31, 2011.

19.	Treasury Stock

Through 2009, the Company acquired 8,400,712 shares of treasury stock in the open market for ₩ 1,992,083 million to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

In addition, the Company acquired 1,250,000 shares of treasury stock for ₩ 210,356 million from July 26, 2010 to October 20, 2010 and 1,400,000 shares of treasury stock for ₩ 208,012 million from July 21, 2011 to September 28, 2011, in accordance with the resolution of the Board of Directors on July 22, 2010 and July 19, 2011, respectively.

As a result of these treasury stock transactions, as of September 30, 2012 and December 31, 2011, the Company has 11,050,712 shares of treasury stock at ₩ 2,410,451 million.

20.	Retained Earnings

(1)	Retained earnings as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Appropriated:	₩
Legal reserve		22,320	22,320
Reserve for research & manpower development		220,000	535,595
Reserve for business expansion		9,106,138	8,009,138
Reserve for technology development		1,901,300	1,524,000

		11,249,758	10,091,053
Unappropriated		651,762	1,746,132

	₩	11,901,520	11,837,185

34

(2)	Legal reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

Reserve for research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

21.	Reserves

(1)	Details of reserves as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Net change in unrealized fair value of available-for-sale financial assets	₩	317,310	352,616
Net change in unrealized fair value of derivatives		(43,234)	(32,122)

	₩	274,076	320,494

21.	Reserves, Continued

(2)	Change in reserves for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)
	Net change in unrealized fair value of available-for-sale financial assets		Net change in unrealized fair value of derivatives	Total
Balance at January 1, 2011	₩	803,075	(66,469)	736,606
Changes		(490,788)	(19,444)	(510,232)
Tax effect		110,615	3,691	114,306

Balance at September 30, 2011		422,902	(82,222)	340,680

Balance at January 1, 2012		352,616	(32,122)	320,494
Changes		(46,578)	(14,660)	(61,238)
Tax effect		11,272	3,548	14,820

Balance at September 30, 2012	₩	317,310	(43,234)	274,076

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22.	Other Operating Expenses

Details of other operating expenses for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Other Operating Expenses:
Communication expenses	₩	14,178	45,784	14,626	42,037
Utilities		41,844	107,159	35,343	91,896
Taxes and dues(*)		10,490	67,903	16,152	29,634
Repair		45,775	129,903	48,701	142,948
Research and development		58,422	150,945	67,198	182,964
Training		7,877	19,072	7,691	16,905
Bad debt for accounts receivables - trade		6,013	14,567	8,736	29,295
Reversal of allowance for doubtful accounts		(57)	(4,531)	(41)	(41)
Supplies and other		11,445	34,260	15,169	57,232

	₩	195,987	565,062	213,575	592,870

(*)	Taxes and dues for the nine-month period ended September 30, 2012 includes ₩ 20.3 billion fined against the Company for allegedly colluding with other third parties to inflate the prices of handsets while advertising that the handsets are offered at a discount through subsidy plans. The Company appeal of the case is currently pending.

23.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Other Non-operating Income:
Fees revenues	₩	2,275	3,485	1,636	2,319
Gain on disposal of property and equipment and intangible assets		1,523	1,881	328	1,184
Others		4,953	9,390	7,766	12,726

	₩	8,751	14,756	9,730	16,229

Other Non-operating Expenses:
Impairment loss on property and equipment, and intangible assets	₩	—	15,438	—	—
Loss on disposal of property and equipment and intangible assets		6,773	8,858	6,230	13,585
Donations		4,013	44,495	15,480	45,534
Bad debt for accounts receivable – other		503	19,874	1,614	4,524
Others		10,100	11,432	1,866	7,062

	₩	21,389	100,097	25,190	70,705

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24.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Finance Income:
Interest income	₩	9,785	43,556	35,184	113,505
Dividends		5,363	31,143	7,203	33,676
Gain on foreign currency transactions		—	2,420	777	3,281
Gain on foreign currency translation		—	140	—	225
Gain on valuation of financial asset at fair value through profit or loss		—	—	—	1,067
Gain on disposal of long-term investment securities		—	470	—	158,495
Gain on valuation of derivatives		—	—	1,301	3,389
Gain on settlement of derivatives		—	12,694	—	—
Gain on valuation of financial liability at fair value through profit or loss		—	—	19,127	52,377

	₩	15,148	90,423	63,592	366,015

24.	Finance Income and Costs, Continued

(In millions of won)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Finance Costs:
Interest expense	₩	80,706	231,289	48,465	148,375
Loss on foreign currency transactions		452	2,824	1,870	4,738
Loss on foreign currency translation		422	412	22,092	9,283
Loss on disposal of long-term investment securities		—	9,134	300	302
Loss on settlement of derivatives		—	1,232	—	5,136
Loss on valuation of financial asset at fair value through profit or loss		1,007	824	—	—
Loss on valuation of financial liability at fair value through profit or loss		7,566	1,791	—	—

	₩	90,153	247,506	72,727	167,834

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(2)	Details of interest income included in finance income for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Interest income on cash equivalents and deposits	₩	5,971	25,761	15,669	33,390
Interest income on installment receivables and others		3,814	17,795	19,515	80,115

	₩	9,785	43,556	35,184	113,505

(3)	Details of interest expense included in finance costs for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Interest expense on bank overdrafts and borrowings	₩	32,101	69,373	6,783	23,570
Interest expense on debentures		41,503	120,749	37,678	115,946
Others		7,102	41,167	4,004	8,859

	₩	80,706	231,289	48,465	148,375

24.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows.

(In millions of won)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Bad debt for accounts receivable - trade	₩	6,013	14,567	8,736	29,295
Bad debt for accounts receivable - other		503	19,874	1,614	4,524

	₩	6,516	34,441	10,350	33,819

25.	Income Tax Expense

Income tax expense was recognized as current tax expense adjusted for changes in estimates related to prior periods, deferred tax expenses by origination and reversal, temporary differences, and income tax recognized in other comprehensive income. The Company’s effective tax rate is higher in 2011 than in 2012 primarily due to additional tax expense recognized as a result of the resolution of various tax matters during the finalization of Tax Authorities audits of the Company’s tax returns from 2005 to 2009.

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26.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month and nine-month periods ended September 30, 2012 and 2011 are calculated as follows:

(In millions of won, shares)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Net income for the period	₩	148,001	724,338	388,683	1,423,741
Weighted average number of common shares outstanding		69,694,999	69,694,999	70,499,159	70,894,202

Basic earnings per share (In won)	₩	2,124	10,393	5,513	20,083

2)	The weighted average number of common shares outstanding for the three-month and nine-month periods ended September 30, 2012 and 2011 are calculated as follows:

(In shares)		Weighted number of days		Weighted number of shares
	Number of shares	Three-month period ended Sep. 30	Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Outstanding common shares at January 1, 2012	80,745,711	92/92	274/274	80,745,711	80,745,711
Effect of treasury stock	(11,050,712)	92/92	274/274	(11,050,712)	(11,050,712)

Number of shares at September 30, 2012	69,694,999			69,694,999	69,694,999

26.	Earnings per Share, Continued

(In shares)		Weighted number of days		Weighted number of shares
	Number of shares	Three-month period ended Sep. 30	Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Outstanding common shares at January 1, 2011	80,745,711	92/92	273/273	80,745,711	80,745,711
Beginning treasury stock	(9,650,712)	92/92	273/273	(9,650,712)	(9,650,712)
Acquisition of treasury stock	(1,400,000)	39/92	39/273	(595,840)	(200,797)

Number of shares at September 30, 2011	69,694,999			70,499,159	70,894,202

39

(2)	Diluted earnings per share

1)	Diluted net income per share for the three-month and nine-month periods ended September 30, 2012 and 2011 are calculated as follows:

(In millions of won, shares)	2012			2011
	Three-month period ended Sep. 30(*)		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Diluted net income for the period	₩	148,001	729,397	390,093	1,427,285
Diluted weighted average number of common shares outstanding		69,694,999	72,021,148	72,676,548	73,071,591

Diluted earnings per share (In won)	₩	2,124	10,128	5,368	19,533

(*)	The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded for the diluted earnings per share calculation for the three-month period ended September 30, 2012 as the effect of exchangeable bond is nil (diluted shares of 2,326,149); thus, diluted earnings per share for the three-month period ended September 30, 2012 is the same as basic earnings per share.

2)	Adjusted net income for the three-month and nine-month periods ended September 30, 2012 and 2011 are calculated as follows:

(In millions of won)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Net income	₩	148,001	724,338	388,683	1,423,741
Effect of exchangeable bonds		—	5,059	1,410	3,544

Adjusted net income	₩	148,001	729,397	390,093	1,427,285

26.	Earnings per Share, Continued

3)	Adjusted weighted average number of common shares outstanding for the three-month and nine-month periods ended September 30, 2012 and 2011 are calculated as follows:

(In shares)	2012		2011
	Three-month period ended Sep. 30	Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Weighted average number of common shares outstanding	69,694,999	69,694,999	70,499,159	70,894,202
Effect of exchangeable bonds(*)	—	2,326,149	2,177,389	2,177,389

Adjusted weighted average number of common shares outstanding	69,694,999	72,021,148	72,676,548	73,071,591

(*)	Effect of exchangeable bonds represents weighted average number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds, which could be exchanged to treasury stock.

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27.	Categories of Financial Instruments

(1)	Financial assets by categories as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	₩	—	—	365,673	—	365,673
Financial instruments		—	—	128,369	—	128,369
Short-term investment securities		—	84,981	—	—	84,981
Long-term investment securities(*1)		15,793	767,038	—	—	782,831
Accounts receivable - trade		—	—	1,423,607	—	1,423,607
Loans and receivables(*2)		—	—	631,109	—	631,109
Derivative financial assets		—	—	—	169,110	169,110

	₩	15,793	852,019	2,548,758	169,110	3,585,680

27.	Categories of Financial Instruments, Continued

(In millions of won)
	December 31, 2011
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	₩	—	—	895,558	—	895,558
Financial instruments		—	—	635,069	—	635,069
Short-term investment securities		—	90,573	—	—	90,573
Long-term investment securities(*1)		16,617	1,295,821	—	—	1,312,438
Accounts receivable - trade		—	—	1,282,234	—	1,282,234
Loans and receivables(*2)		—	—	1,103,799	—	1,103,799
Derivative financial assets		—	—	—	188,605	188,605

	₩	16,617	1,386,394	3,916,660	188,605	5,508,276

(*1)	The entire amount of long-term investment securities was designated as financial assets at fair value through profit or loss as the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.

41

(*2)	Details of loans and receivables as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Short-term loans	₩	81,520	88,236
Accounts receivable - other		346,254	774,221
Accrued income		4,270	5,278
Long-term loans		54,435	75,282
Long-term accounts receivable - other		—	5,393
Guarantee deposits		144,630	155,389

	₩	631,109	1,103,799

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	₩	—	—	27,998	27,998
Borrowings		—	1,902,331	—	1,902,331
Debentures (*1)		399,677	3,510,367	—	3,910,044
Accounts payable - other and others (*2)		—	3,028,758	—	3,028,758

	₩	399,677	8,441,456	27,998	8,869,131

(In millions of won)
	December 31, 2011
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	₩	—	—	4,645	4,645
Borrowings		—	115,330	—	115,330
Debentures(*1)		397,887	3,148,118	—	3,546,005
Accounts payable - other and others(*2)		—	2,901,123	—	2,901,123

	₩	397,887	6,164,571	4,645	6,567,103

42

(*1)	The entire amount of debentures was designated as financial liabilities at fair value through profit or loss as the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.
(*2)	Details of accounts payable and other payables as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Accounts payable - other	₩	1,174,276	1,361,473
Withholdings		18	18
Accrued expenses		853,751	468,313
Current portion of long-term payables - other		153,763	89,144
Long-term payables - other		705,561	840,974
Other non-current liabilities		141,389	141,201

	₩	3,028,758	2,901,123

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1) Market risk

(i) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Company manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

43

Monetary foreign currency assets and liabilities as of September 30, 2012 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
USD	15,152	₩	16,950	1,107,882	₩	1,239,278
EUR	111		160	2,338		3,376
JPY	178,494		2,572	12,499,057		180,126
SGD	—		—	64,567		58,918
CHF	—		—	298,035		355,571
Others	—		—	89		143

		₩	19,682		₩	1,837,412

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 17)

As of September 30, 2012, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	₩	(39,303)	39,303
EUR		(321)	321
JPY		257	(257)
CHF		—	—
Others		(14)	14

	₩	(39,381)	39,381

28.	Financial Risk Management, Continued

(ii) Equity price risk

The Company has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of September 30, 2012, available-for-sale equity instruments measured at fair value amounts to ₩ 759,877 million.

(iii) Interest rate risk

Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company still has interest rate risk arising from borrowings and debentures.

Accordingly, the Company performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

The Company’s interest rate risk arises from floating-rate borrowings and payables. As of September 30, 2012, floating-rate debentures and borrowings amount to ₩ 519,103 million and ₩ 111,860 million, respectively, and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (Refer to Note 17). If interest rate only increases (decreases) by 1%, income before income taxes for the nine-month period ended September 30, 2012 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

44

2) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Company establishes credit limits for each customer or counterparty.

For the nine-month period ended September 30, 2012, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Company believes that the possibility of default is remote. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Company has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of September 30, 2012.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 5 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in note 24.

28.	Financial Risk Management, Continued

3) Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Company maintains flexibly enough liquidity under credit lines through active operating activities. The Company’s current liabilities are greater than current assets by ₩ 413.3 billion and ₩ 518.9 billion as of September 30, 2012 and December 31, 2011, respectively. This was primarily caused by the acquisition of ownership interests in SK Hynix in February 2012. The Company plans to fund current liabilities with the cash flows generated by operations and through additional borrowings, as necessary.

Contractual maturities of financial liabilities as of September 30, 2012 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Derivative financial liabilities	₩	27,998	27,998	—	27,998	—
Borrowings		1,902,331	2,134,915	101,836	2,033,079	—
Debentures (*1)		3,910,044	4,948,278	325,751	2,968,667	1,653,860
Accounts payable - other and others (*2)		3,028,758	3,093,026	2,189,602	530,299	373,125

	₩	8,869,131	10,204,217	2,617,189	5,560,043	2,026,985

45

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.
(*2)	Excludes discounts on accounts payable-other and others.

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2011.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

Debt-equity ratio as of September 30, 2012 and December 31, 2011 are as follows:

(In millions of won)
	September 30, 2012		December 31, 2011
Liability	₩	10,542,427	8,554,225
Equity		11,984,074	11,966,302

Debt-equity ratio		87.97%	71.49%

28.	Financial Risk Management, Continued

(3)	Fair value

Fair value of the financial instruments that are traded in an active market is measured based on the quoted market price at the end of the reporting date. Disclosed market price of the financial assets held by the Company is the bid price.

Fair value of the financial instruments that are not traded in an active market is determined using the valuation method. The Company uses the various valuation methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. Fair value of financial instruments such as long-term liabilities is measured using the various methods including estimated discounted cash flow method.

Fair values of accounts receivable - trade, and accounts payable - trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Company.

46

Interest rates used by the Company for the fair value measurement as of September 30, 2012 are as follows:

Interest rate
Derivative instruments	2.75% ~ 4.41%
Borrowings and Debentures	3.13%

1) Fair value and carrying amount

Carrying amount and fair value of financial assets and liabilities are as follows:

(In millions of won)
	September 30, 2012			December 31, 2011
	Carrying amount		Fair value	Carrying amount	Fair value
Assets carried at fair value
Financial assets at fair value through profit or loss	₩	15,793	15,793	16,617	16,617
Derivative financial assets		169,110	169,110	188,605	188,605
Available-for-sale financial assets		759,877	759,877	1,273,132	1,273,132

	₩	944,780	944,780	1,478,354	1,478,354

Assets carried at amortized cost
Cash and cash equivalents	₩	365,673	365,673	895,558	895,558
Available-for-sale financial assets		92,142	92,142	113,262	113,262
Accounts receivable - trade and others		2,054,716	2,054,716	2,386,033	2,386,033
Financial instruments		128,369	128,369	635,069	635,069

	₩	2,640,900	2,640,900	4,029,922	4,029,922

28.	Financial Risk Management, Continued

(In millions of won)
	September 30, 2012			December 31, 2011
	Carrying amount		Fair value	Carrying amount	Fair value
Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	₩	399,677	399,677	397,887	397,887
Derivative financial liabilities		27,998	27,998	4,645	4,645

	₩	427,675	427,675	402,532	402,532

Liabilities carried at amortized cost
Borrowings	₩	1,902,331	1,977,648	115,330	115,330
Debentures		3,510,367	3,847,628	3,148,118	2,985,078
Accounts payable - other and others		3,028,758	3,028,758	2,901,123	2,901,123

	₩	8,441,456	8,854,034	6,164,571	6,001,531

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2) Fair value hierarchy

The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The table below analyzes financial instruments carried at fair value, by fair value hierarchy as of September 30, 2012.

(In millions of won)
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss	₩	—	15,793	—	15,793
Derivative financial assets		—	169,110	—	169,110
Available-for-sale financial assets		613,909	26,105	119,863	759,877
Financial liabilities at fair value through profit or loss		399,677	—	—	399,677
Derivative financial liabilities		—	27,998	—	27,998

There have been no transfers from Level 2 to Level 1 in 2012 and changes of financial assets classified as Level 3 for the nine-month period ended September 30, 2012 are as follows:

(In millions of won)
	Balance at Jan. 1		Other comprehensive income(loss)	Disposal	Balance at Sep. 30
Available-for-sale financial assets	₩	162,097	(28,149)	(14,085)	119,863

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29.	Transactions with Related Parties

(1)	As of September 30, 2012, the parent company and subsidiaries of the Company are as follows:

Type	Company	Ownership percentage (%)		Types of business

Ultimate Controlling Entity(*1)	SK Holdings Co., Ltd.	25.2	(*2)	Holding company

Subsidiaries	SK Telink Co., Ltd.	83.5		Telecommunication service
	SK Communications Co., Ltd.	64.6	(*3)	Internet website services
	PAXNet Co., Ltd.	59.7	(*3)	Internet website services
	Loen Entertainment, Inc.	67.6	(*3)	Release of music disc
	Stonebridge Cinema Fund	45.6		Investment association
	Commerce Planet Co., Ltd.	100.0	(*3)	Online shopping mall operation agency
	SK Broadband Co., Ltd.	50.6		Telecommunication services
	Broadband D&M Co., Ltd.	100.0	(*3)	Base station maintenance service
	Broadband Media Co., Ltd.	100.0	(*3)	Multimedia TV portal service
	Broadband CS Co., Ltd.	100.0	(*3)	Customer Q&A and Service
	K-net Culture and Contents Venture Fund	59.0	(*3)	Investment association
	Fitech Focus Limited Partnership II (*4)	66.7	(*3)	Investment association
	Open Innovation Fund	98.9	(*3)	Investment association
	PS&Marketing Corporation	100.0		Retail
	Service Ace Co., Ltd.	100.0		Customer center management service
	Service Top Co., Ltd.	100.0		Customer center management service
	Network O&S Co., Ltd.	100.0		Base station maintenance service
	BNCP Co., Ltd.	100.0	(*3)	Software development and distribution service
	Service-In Co., Ltd.	100.0	(*3)	Data base and internet website service
	SK Planet Co., Ltd.	100.0		Telecommunication service and new media business
	SK Telecom China Holdings Co., Ltd.	100.0		Equity investment (Holding company)
	SKY Property Mgmt. Ltd.	60.0		Equity investment
	Shenzhen E-eye High Tech Co., Ltd.	65.5	(*3)	GPS manufacturing and selling
	SK China Real Estate Co., Ltd.	99.4		Equity investment
	SKT Vietnam PTE. Ltd.	73.3		Telecommunication service
	SKT Americas, Inc.	100.0		Telecommunication service
	YTK Investment Ltd.	100.0		Investment
	Atlas Investment	100.0		Investment
	Technology Innovation Partners, LP	100.0	(*3)	Investment
	SK Telecom China Fund I L.P.	100.0	(*3)	Investment

(*1)	SK Holdings Co., Ltd. is the Ultimate Controlling Entity because of its de facto control over the Company.
(*2)	The ownership percentage represents parent company’s ownership over the Company.
(*3)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

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29.	Transactions with Related Parties, Continued

(*4)	Name of the company has been changed from Benex Focus Limited Partnership II to Fitech Focus Limited Partnership II during the nine-month period ended September 30, 2012.

(2)	Transactions

(In millions of won)	Operating revenue and others				Operating expense and others
	2012		2011		2012		2011
	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30
Parent Company	191	474	250	614	27,415	190,285	25,187	176,743
Subsidiaries	58,192	187,040	61,845	182,827	809,147	1,732,432	413,845	1,008,648
Associates	18,538	69,045	26,163	69,113	99,945	341,392	146,421	359,146
Others	17,323	37,570	11,337	27,377	487,423	1,245,209	363,188	950,353

	94,244	294,129	99,595	279,931	1,423,930	3,509,318	948,641	2,494,890

(3)	Account balances

(In millions of won)	Accounts receivable and others			Accounts payable and others
	Sep. 30, 2012		Dec. 31, 2011	Sep. 30, 2012	Dec. 31, 2011
Parent Company	₩	138	146	—	—
Subsidiaries		33,181	106,022	334,051	519,639
Associates		45,757	71,674	35,216	30,430
Others		6,322	11,857	130,947	190,434

	₩	85,398	189,699	500,214	740,503

(4)	Compensation for the key management

The Company considers registered directors who have substantial roles and responsibility in planning, operating, and controlling of the business as key management. Considerations given to key management for the three-month and nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)	2012			2011
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Salaries	₩	301	8,588	399	9,230
Provision for retirement benefits		78	721	107	731

	₩	379	9,309	506	9,961

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30.	Commitments and Contingencies

As of September 30, 2012, the Company has participated in “Tactical Airship” program of the Defense Acquisition Program Administration with Joint Defense Corporation. For an advance receipt amounting to ₩ 4,200 million, which Joint Defense Corporation received from the Defense Acquisition Program Administration, the Company provides payment guarantees to the Defense Acquisition Program Administration.

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Interest income	₩	(43,556)	(113,505)
Dividends		(31,143)	(33,676)
Gain on foreign currency translation		(140)	(225)
Gain on valuation of financial assets at fair value through profit or loss		—	(1,067)
Gain on valuation of financial liabilities at fair value through profit or loss		—	(52,377)
Gain on disposal of long-term investments securities		(470)	(158,495)
Gain on valuation of derivatives		—	(3,389)
Gain on settlement of derivatives		(12,694)	—
Gain on disposal of investments in associates		(80,484)	(1,990)
Gain on disposal of property and equipment and intangible assets		(1,881)	(1,184)
Reversal of allowance for doubtful accounts		(4,531)	(41)
Other income		—	(2,879)
Interest expenses		231,289	148,375
Loss on foreign currency translation		412	9,283
Loss on disposal of long-term investments securities		9,134	302
Loss on settlement of derivatives		1,232	5,136
Loss on valuation of financial assets at fair value through profit or loss		824	—
Loss on valuation of financial liabilities at fair value through profit or loss		1,791	—
Loss on disposal of investments in associates		—	1,291
Impairment loss on investment in associates		72,096	—
Income tax expense		167,128	512,952
Provision for retirement benefits		23,669	24,393
Depreciation and amortization		1,321,897	1,407,097
Bad debt for accounts receivable - trade		14,567	29,295
Loss on disposal of property and equipment and intangible assets		8,858	13,585
Impairment loss on property and equipment and intangible assets		15,438	—
Bad debt for accounts receivable - other		19,874	4,524
Other expenses		59	3,905

	₩	1,713,369	1,791,310

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31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Accounts receivable - trade	₩	(151,836)	89,148
Accounts receivable - other		408,092	1,202,545
Advance payments		18,944	36,957
Prepaid expenses		7,995	44,124
Inventories		(4,420)	(6,844)
Long-term accounts receivables - other		5,393	518,763
Guarantee deposits		18,309	(2,722)
Accounts payable - other		(191,107)	(254,493)
Advanced receipts		2,642	8,939
Withholdings		226,808	137,191
Deposits received		(1,792)	1,657
Accrued expenses		373,013	(7,939)
Unearned revenue		(27,067)	(33,213)
Provisions		(283,552)	(6,165)
Long-term provisions		25,927	35,492
Plan assets		1,416	9,436
Retirement benefit payment		(12,306)	(17,072)
Others		(1,382)	232

	₩	415,077	1,756,036

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Accounts payable - other related to acquisition of tangible assets and others	₩	8,010	197,190

32.	Subsequent Events

(1)	Issuance of note

On September 27, 2012, the Board of Directors of the Company resolved to issue Global Medium Term Note and the Company issued USD 700 million of notes on November 1, 2012.

(2)	Disposal of shares in POSCO

As discussed in note 7, the Company disposed 1,240,655 shares in POSCO on October 8, 2012, which was classified as non-current assets held for sale as of September 30, 2012.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)

Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: December 21, 2012

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